CHEVALIER

其士國際集團有限公司 (於百慕達註冊成立之有限公司)

CHEVALIER INTERNATIONAL HOLDINGS LIMITED (Incorporated in Bermuda with limited liability)

香港九龍灣宏開道八號其士商業中心二十二字樓 電話:(852) 2318 1818 傳真:(852) 2757 5138 網址:http://www.chevalier.com
22/F., CHEVALIER COMMERCIAL CENTRE, 8 WANG HOI ROAD, KOWLOON BAY, HONG KONG.
TEL: (852) 2318 1818 FAX: (852) 2757 5138 WEB SITE: http://www.chevalier.com

DIRECT FAX: (852) 2757 5669

05010904

Ref: CSD-L087-05
Exemption No. #82-4203

August 10, 2005

BY COURIER

Office of International Corporate Finance
The U.S. Securities and Exchange Commission
Mail Stop 3 – 2
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Dear Sirs

<u>Re: Chevalier International Holdings Limited (Exemption No. #82-4203)</u>

On behalf of Chevalier International Holdings Limited, a company incorporated in Bermuda with limited liability, I am furnishing herewith the Announcements, Annual Report, Interim Report and Circulars pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934 for your record.

Kindly acknowledge receipt of the said documents by signing and returning the duplicate of this letter to us by post or by fax at (852) 27575669.

Should you have any queries, please feel free to contact our Ms Nancy Chan at (852) 23315662 or via email at nancy_chan@chevalier.com

Yours faithfully
For and on behalf of
CHEVALIER INTERNATIONAL HOLDINGS LIMITED

PROCESSED
SEP 08 2005
THOMSON
FINANCIAL

Kan Ka Hon
Director

dlw 9/7

Encl

NK/AM/nc

HONG KONG AUSTRALIA CANADA CHINA MACAO PHILIPPINES SINGAPORE THAILAND USA VIETNAM

The Standard Monday, February 23, 2004

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Chevalier International Holdings Limited
其士國際集團有限公司
(incorporated in Bermuda with limited liability)

Chevalier Construction Holdings Limited
其士建築集團有限公司
(incorporated in Bermuda with limited liability)

JOINT ANNOUNCEMENT
PRIVATISATION OF CHEVALIER CONSTRUCTION HOLDINGS LIMITED BY CHEVALIER INTERNATIONAL HOLDINGS LIMITED BY WAY OF A SCHEME OF ARRANGEMENT

EFFECTIVE DATE AND WITHDRAWAL OF LISTING

The CCHL Directors wish to announce that a copy of the order of the Supreme Court of Bermuda , which was issued under Section 99 of the Companies Act after the Scheme was sanctioned by the Supreme Court of Bermuda on Friday, 13th February, 2004, will be delivered to and registered with the Registrar of Companies in Bermuda on Friday, 20th February, 2004 (Bermuda time, which is twelve hours behind Hong Kong time). The Scheme will thereupon become effective.

The withdrawal of the listing of the CCHL Shares on the Stock Exchange will become effective at 9:30 a.m. on Monday, 23rd February, 2004. Cheques for payment under the Scheme will be despatched to the Scheme Shareholders on or before Monday, 1st March, 2004.

Reference is made to the announcements jointly made by CIHL and CCHL dated 31st October, 2003, 19th November, 2003, 5th December, 2003, 22nd December, 2003, 6th January, 2004, 30th January, 2004 and the Scheme Document dated 22nd December, 2003. Capitalised terms used in this announcement shall have the same meanings as defined in the Scheme Document unless otherwise stated hereunder.

EFFECTIVE DATE OF THE SCHEME

The CCHL Directors announce that a copy of the order of the Supreme Court of Bermuda , which was issued under Section 99 of the Companies Act after the Scheme was sanctioned by the Supreme Court of Bermuda on Friday, 13th February, 2004, will be delivered to and registered with the Registrar of Companies in Bermuda on 20th February, 2004 (Bermuda time, which is twelve hours behind Hong Kong time). The Scheme will thereupon become effective.

WITHDRAWAL OF LISTING

The listing of the CCHL Shares on the Stock Exchange will be withdrawn from 9:30 a.m. on Monday, 23rd February, 2004.

DESPATCH OF CHEQUES FOR CASH PAYMENT

In accordance with the terms of the Scheme, cheques for the cash payment under the Scheme will be despatched to Scheme Shareholders on or before Monday, 1st March, 2004. In the case of joint shareholders, the cheque will be despatched to the registered address of the Scheme Shareholder whose name appears first on the register of members of CCHL.

By order of the board of directors of
CHEVALIER INTERNATIONAL HOLDINGS LIMITED
Chow Yei Ching
Chairman and Managing Director

By order of the board of directors of
CHEVALIER CONSTRUCTION HOLDINGS LIMITED
Chow Yei Ching
Chairman

Hong Kong, 20th February, 2004

The CIHL Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the CCHL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

The CCHL Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the CIHL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 025)

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The board of directors (the "Board") of Chevalier International Holdings Limited (the "Company") is pleased to announce that Mr LI Kwok Heem, John has been appointed as an Independent Non-Executive Director and a Member of Audit Committee of the Company with effect from 30th September, 2004.

Mr Li, aged 49, is an Independent Non-Executive Director of China National Aviation Company Limited which is listed on The Stock Exchange of Hong Kong Limited, the Chief Executive Officer of the Hong Kong Business Aviation Centre Limited and a financial adviser with Herbert Tsoi & Partners, Solicitors and Notaries. Previously, he was a partner at PricewaterhouseCoopers, Certified Public Accountants. He graduated from the Imperial College of the University of London with a Bachelor of Science degree and is a Fellow of the Institute of Chartered Accountants in England and Wales and the Hong Kong Institute of Certified Public Accountants. He also obtained a Master of Business Administration degree from the Wharton School of Business of the University of Pennsylvania. Mr Li is the Vice-Chairman of the United Christian Medical Service and United Christian Hospital and is also a member of the Board of Trustees of Chung Chi College, The Chinese University of Hong Kong.

Mr Li does not hold any position in any member of the Group nor does he have any relationship with any other directors, senior management or substantial shareholders or controlling shareholders of the Company or their respective associates. He does not have any interests in the shares of the Company which are required to be disclosed under Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

There is neither any service contract between the Company and Mr Li nor any specified term for the length or proposed length of service with the Company in respect of the directorship. Mr Li is subject to retirement by rotation and re-election in accordance with the Company's Bye-laws. The director's fee payable to Mr Li will be fixed by the Board subject to shareholders' approval in annual general meeting and the emolument of director is determined by reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions.

Save as disclosed above, the Board does not aware of any other matters that need to be brought to the attention of holders of securities of the Company.

The Board would like to take this opportunity to welcome Mr Li to join the Board.

By Order of the Board
CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 30th September, 2004

As at the date of this announcement, the Executive Directors of the Company are Dr Chow Yei Ching, Messrs Kuok Hoi Sang, Fung Pak Kwan, Kan Ka Hon, Tam Kwok Wing, Chow Vee Tsung, Oscar and Ho Chung Leung. The Independent Non-Executive Directors of the Company are Mr Wong Wang Fat, Andrew, Dr Chow Ming Kuen, Joseph and Mr Li Kwok Heem, John.

* *For identification purpose only*

The Standard Tuesday, March 30, 2004

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Board of Directors ("the Board") of Chevalier International Holdings Limited ("the Company") announces that Mr. Wong Kie Ngok, Alexander resigned as an Executive Director of the Company on 29th March, 2004. The Board would like to express its appreciation to Mr. Wong for his invaluable contribution to the Company over the past years.

The Board is also pleased to announce that Mr. Chow Vee Tsung, Oscar and Mr. Ho Chung Leung were appointed as Executive Directors of the Company on 29th March, 2004.

By Order of the Board
CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 29th March, 2004

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 025)

CLARIFICATION ANNOUNCEMENT

The Company and the JV Partner confirm that the gross floor area of the commercial/residential complex to be developed under the Xi Ling Project should be 150,800 sq.m.

Reference is made to the announcement of the Company dated 4th January, 2005 (the "Announcement") in relation to the formation of a joint venture company in the PRC. Capitalised terms used in this announcement shall have the same meanings as defined in the Announcement unless the context herein requires otherwise.

In the course of preparation of the circular to be issued to the shareholders of the Company regarding the formation of the Joint Venture Company, the Company and the JV Partner confirm that the gross floor area of the commercial/residential complex to be developed under the Xi Ling Project should be 150,800 sq. m.. This is due to a clerical error made in the Joint Venture Agreement which has been rectified. The Company and the JV Partner also confirm that the contribution to be made for Xi Ling Project as disclosed in the Announcement will remain unchanged.

By Order of the Board
Chevalier International Holdings Limited
KAN Ka Hon
Company Secretary

Hong Kong, 24th January, 2005

As at the date of this announcement, the Board comprises ten Directors, where Dr. Chow Yei Ching, Messrs Kuok Hoi Sang, Fung Pak Kwan, Tam Kwok Wing, Kan Ka Hon, Chow Vee Tsung, Oscar and Ho Chung Leung are the Executive Directors, and Mr. Wong Wang Fat, Andrew, Dr. Chow Ming Kuen, Joseph and Mr. Li Kwok Heem, John are the Independent Non-Executive Directors.

* *For identification purpose only*

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*
(Incorporated in Bermuda with limited liability)
(Stock code: 508)

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*
(Incorporated in Bermuda with limited liability)
(Stock code: 025)

MAJOR TRANSACTION **DISCLOSEABLE TRANSACTION**

DELAY IN DESPATCH OF CIRCULAR

CIHL and CiTL have made an application to the Stock Exchange for an extension of time for despatch of their respective circular to their respective shareholders on or before 30th June, 2005.

Reference is made to the announcement jointly made by Chevalier International Holdings Limited ("CIHL") and Chevalier iTech Holdings Limited ("CiTL") dated 8th April, 2005 (the "Joint Announcement") in relation to the acquisition of the entire issued share capital of Pacific Coffee (Holdings) Limited (the "Acquisition"). The Acquisition constitutes a discloseable transaction for CIHL and a major transaction for CiTL under the Listing Rules. Capitalised terms used in this announcement shall have the same meanings as defined in the Joint Announcement unless the context herein requires otherwise.

The Joint Announcement was released on 11th April, 2005. Pursuant to Rule 14.38 of the Listing Rules, both CIHL and CiTL are required to despatch a circular to their respective shareholders within 21 days after publication of the Joint Announcement, which is on or before 3rd May, 2005. The auditors of Pacific Coffee Group are currently performing an annual audit on the financial statements for the year ended 31st March, 2005, which is expected to be completed in mid of May. It was agreed among CIHL, CiTL and Pacific Coffee Group that upon completion of the annual audit, the reporting accountants of CiTL will commence the audit work required for preparation of the accountants' report on Pacific Coffee Group for the three years ended 31st March, 2005 (the "Accountants' Report"). As the Accountants' Report, which will be included in the circular of both CIHL and CiTL, is anticipated to take approximately six weeks to prepare, CIHL and CiTL have applied to the Stock Exchange under Rule 14.38 of the Listing Rules for an extension of time for despatch of their respective circular to their respective shareholders on or before 30th June, 2005.

By Order of the Board of
Chevalier iTech Holdings Limited
Chow Yei Ching
Chairman

By Order of the Board of
Chevalier International Holdings Limited
Chow Yei Ching
Chairman and Managing Director

Hong Kong, 29th April, 2005

As at the date of this announcement, the Board of CiTL comprises Dr. Chow Yei Ching, Mr. Fung Pak Kwan, Mr. Kuok Hoi Sang, Mr. Kan Ka Hon, Mr. Chow Vee Tsung, Oscar and Miss Lily Chow as executive directors and Mr. Shinichi Yonehara, Mr. Wu King Cheong and Mr. Kwong Man Sing as independent non-executive directors.

As at the date of this announcement, the Board of CIHL comprises Dr. Chow Yei Ching, Mr. Kuok Hoi Sang, Mr. Fung Pak Kwan, Mr. Tam Kwok Wing, Mr. Kan Ka Hon, Mr. Chow Vee Tsung, Oscar and Mr. Ho Chung Leung as executive directors and Mr. Wong Wang Fat, Andrew, Dr. Chow Ming Kuen, Joseph and Mr. Li Kwok Heem, John as independent non-executive directors.

* *for identification only*

CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*
(Incorporated in Bermuda with limited liability)
(Stock code: 508)

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*
(Incorporated in Bermuda with limited liability)
(Stock code: 025)

Increase in the price and trading volume of shares

The Company noted that today's increase in the price and trading volume of the shares of the Company and wish to state that the Company is not aware of any reasons for such increase except for the acquisition of 16,972,000 shares of the Company by CIHL.

This statement is made jointly at the request of The Stock Exchange of Hong Kong Limited ("the Stock Exchange").

The board of directors ("the Board") of Chevalier iTech Holdings Limited ("the Company") noted the increase in the price and trading volume of the shares of the Company today and wishes to state that the Company is not aware of any reasons for such increase save as Chevalier International Holdings Limited ("CIHL"), the substantial shareholder of the Company, has acquired 16,972,000 shares of the Company in the open market today, which represent approximately 9.9% of the issued share capital of the Company at the price of HK$1.80 each.

As a result of the above acquisition, CIHL's percentage shareholdings in the shares of the Company increased from 50.77% to 60.67% within the meaning of the Securities and Futures Ordinance. The Board confirms that a minimum of 25% of the total issued share capital of the Company is still in public hands after the above acquisition.

The Board confirms that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under Rule 13.23 of the Rules Governing the Listing of Securities on the Stock Exchange ("the Listing Rules"), neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Shareholders and potential investors are advised to exercise caution when dealing in shares of the Company.

Made by the order of the Boards of CIHL and the Company, the Directors of which individually and jointly accept responsibility for the accuracy of this announcement.

By Order of the Board of
Chevalier iTech Holdings Limited
Chow Yei Ching
Chairman

By Order of the Board of
Chevalier International Holdings Limited
Chow Yei Ching
Chairman and Managing Director

Hong Kong, 9th August, 2005

* *for identification only*

As at the date of this announcement, the Board of the Company comprises Dr. Chow Yei Ching, Mr. Fung Pak Kwan, Mr. Kuok Hoi Sang, Mr. Kan Ka Hon, Mr. Chow Vee Tsung, Oscar and Miss Lily Chow as executive Directors and Mr. Shinichi Yonehara, Mr. Wu King Cheong and Mr Kwong Man Sing as independent non-executive Directors.

As at the date of this announcement, the Board of CIHL comprises Dr. Chow Yei Ching, Messrs. Kuok Hoi Sang, Fung Pak Kwan, Tam Kwok Wing, Kan Ka Hon, Chow Vee Tsung, Oscar and Ho Chung Leung as executive Directors and Mr. Wong Wang Fat, Andrew, Dr. Chow Ming Kuen, Joseph and Mr. Li Kwok Heem, John as independent non-executive Directors.

RECEIVED
2005 SEP -1 P 3:17
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 025)

INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 2004

RESULTS

The Directors of Chevalier International Holdings Limited ("the Company") are pleased to announce the unaudited condensed consolidated interim results of the Company and its subsidiaries ("the Group") for the six months ended 30th September, 2004, together with the comparative figures for the corresponding period in 2003 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	Unaudited Six months ended 30th September, 2004 HK$'000	(Restated) 2003 HK$'000
Turnover	2	1,794,701	1,543,430
Cost of sales		(1,506,557)	(1,273,066)
Gross profit		288,144	270,364
Other revenue		39,720	33,380
Distribution costs		(70,826)	(67,072)
Administrative expenses		(44,567)	(42,918)
Other operating expenses		(27,682)	(12,306)
Deficit on revaluation of properties		–	(42,164)
Profit from operations	3	184,789	139,284
Finance costs		(10,148)	(19,913)
Share of results of associates		(1,370)	(3,273)
Share of results of jointly controlled entities		(129)	(18)
Profit before taxation		173,142	116,080
Taxation	4	(32,362)	(28,693)
Profit before minority interests		140,780	87,387
Minority interests		(15,669)	(12,202)
Profit for the period		125,111	75,185
Interim dividend	5	55,716	27,571
Earnings per share	6		
Basic		44.9 cents	28.3 cents
Diluted		N.A.	N.A.
Interim dividend per share		20 cents	10 cents

NOTES TO CONDENSED FINANCIAL STATEMENTS
For the six months ended 30th September, 2004

1. **Significant accounting policies**

The condensed interim financial statements have been prepared in accordance with Statement of Standard Accounting Practice No. 25 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants.

The accounting policies adopted in these condensed interim financial statements have been prepared on a basis consistent with the principal accounting policies as stated in the financial statements of the Group for the year ended 31 March 2004.

2. **Turnover**

An analysis of the Group's turnover and contribution to operating profit/(loss) by business segments and turnover by geographical segments are as follows:

(a) By business segments
For the six months ended 30th September, 2004

	Continuing: Construction and engineering HK$'000	Insurance and investment HK$'000	Property and hotel HK$'000	IT HK$'000	Others HK$'000	Consolidated HK$'000
Turnover						
Total Turnover	986,404	134,020	205,092	294,683	216,737	1,836,936
Inter-segment sales	(134)	(7,544)	(20,937)	(4,646)	(8,974)	(42,235)
External Sales	986,270	126,476	184,155	290,037	207,763	1,794,701

Inter-segment sales are charged at prices determined by management with reference to market prices.

	Construction and engineering HK$'000	Insurance and investment HK$'000	Property and hotel HK$'000	IT HK$'000	Others HK$'000	Consolidated HK$'000
Results						
Segment Results	83,781	28,646	66,133	1,420	11,703	183,670
Unallocated corporate expenses						(3,812)
Interest income						4,931
Profit from operations						184,789
Interest expenses						(10,148)
Share of results of associates	(1,201)	-	-	(24)	(145)	(1,370)
Share of results of jointly controlled entities	(117)	-	(12)	-	-	(129)
Profit before taxation						173,142
Taxation						(32,362)
Profit before minority interests						140,780
Minority interests						(15,669)
Net profit for the period						125,111

For the six months ended 30th September, 2003

	Continuing: Construction and engineering HK$'000	Insurance and investment HK$'000	Property and hotel HK$'000	IT HK$'000	Others HK$'000	Discontinuing: Telecommunication services and general merchandise trading HK$'000	Consolidated HK$'000
Turnover							
Total Turnover	760,428	165,436	172,490	262,471	220,633	917	1,582,377
Inter-segment sales	(106)	(10,640)	(19,392)	(558)	(8,220)	(31)	(38,947)
External Sales	760,322	154,796	153,098	261,913	212,413	886	1,543,430

Inter-segment sales are charged at prices determined by management with reference to market prices.

	Construction and engineering HK$'000	Insurance and investment HK$'000	Property and hotel HK$'000	IT HK$'000	Others HK$'000	Telecommunication services and general merchandise trading HK$'000	Consolidated HK$'000
Results							
Segment Results	88,854	31,426	49,976	3,290	3,904	577	178,027
Unallocated corporate expenses							(1,053)
Interest income							4,474
Deficit on revaluation of properties	-	-	(42,164)	-	-	-	(42,164)
Profit from operations							139,284
Interest expenses							(19,913)
Share of results of associates	(1,126)	-	-	(235)	(1,912)	-	(3,273)
Share of results of jointly controlled entities	2	-	(20)	-	-	-	(18)
Profit before taxation							116,080
Taxation							(28,693)
Profit before minority interests							87,387
Minority interests							(12,202)
Net profit for the period							75,185

(b) By geographical segments

	Six months ended 30th September, Turnover 2004 HK$'Million	2003 HK$'Million
Hong Kong	1,162	1,039
Mainland China	110	83
Singapore	96	92
Thailand	36	59
Canada	165	171
U.S.A.	51	50
Europe	110	29
Australia	52	–
Others	13	20
	1,795	1,543

3. **PROFIT FROM OPERATIONS**

	Six months ended 30th September, 2004 HK$'000	2003 HK$'000
Profit from operations is arrived at after charging:		
Cost of inventories recognised as expenses	567,223	430,132
Depreciation on property, plant and equipment	33,387	29,316
Staff costs including directors' emoluments	302,965	262,399
Less: Amount capitalised to contract work	(29,287)	(15,167)
	273,678	247,232
Operating lease payments in respect of leasing of:		
Premises	8,724	6,859
Others	5,187	502

4. **TAXATION**

	Six months ended 30th September, 2004 HK$'000	2003 HK$'000
The Company and subsidiaries		
Current year profits tax		
Hong Kong	23,582	24,849
Overseas	6,730	4,624
Deferred Taxation	1,760	(1,292)
Associates		
Hong Kong	290	520
Overseas	–	(8)
	32,362	28,693

Hong Kong profits tax has been provided for at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits for the period. Provision for overseas taxation is calculated based on the applicable local legislation on the estimated assessable profits of the individual company concerned.

Deferred tax has been provided for temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profits.

5. **INTERIM DIVIDEND**

	Six months ended 30th September, 2004 HK$'000	2003 HK$'000
Interim dividend HK$20 cents per share on 278,582,090 (2003: HK$10 cents per share on 275,708,398)	55,716	27,571

6. **EARNINGS PER SHARE**

The calculation of the basic earnings per share is based on the following data:

	Six months ended 30th September, 2004 HK$'000	2003 HK$'000
Earnings for the purposes of basic earnings per share	125,111	75,185
	Number of shares '000	**'000**
Weighted average number of ordinary shares for the purpose of basic earnings per share	278,582	265,392

Basic earnings per share is calculated based on the profit for the period of HK$125,111,000 (2003: HK$75,185,000) and on the weighted average number of 278,582,000 (2003: 265,392,000) ordinary shares issued, which have been adjusted for the consolidation of the Company's ordinary shares during the period.

Diluted earnings per share is not shown as there is no dilutive potential ordinary share outstanding throughout the periods ended 30th September 2004 and 30th September 2003.

7. **COMPARATIVE FIGURES**

Certain comparative figures have been reclassified in order to conform with the presentation of current period.

INTERIM DIVIDEND

The Board of Directors has resolved to declare an interim dividend of HK 20 cents (2003: HK10 cents) per share for the six months ended 30th September, 2004 payable on Friday, 14th January, 2005 to shareholders whose names appear on the Register of Members of the Company on Friday, 7th January, 2005.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 3rd January, 2005 to Friday, 7th January, 2005, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the above interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:00 p.m. on Friday, 31st December, 2004.

MANAGEMENT DISCUSSION AND ANALYSIS

During the six months ended 30th September, 2004, the Group continued its growth momentum and recorded an increase both in turnover and profit. The Group's turnover increased by 16.3% from last period's HK$1.5 billion to this period's HK$1.8 billion; and net profit increased a tremendous 66.4% from HK$75 million last period to this period's HK$125 million. The property sector, in particular, performed exceptionally well with income from rental property and cold storage warehouse reporting substantial growth.

Construction and Engineering

The turnover of this sector increased from HK$760 million to HK$986 million. This was mainly due to the increase in business volume of the pipe technology division and the consolidation of the building construction and civil engineering division after its privatization was completed last financial year.

Lifts and Escalators

The lifts and escalators market remained extremely competitive and the division's both turnover and profit decreased slightly. Major contracts undertaken during the period included the supply and installation of lifts and escalators at Nina Tower, the Hong Kong Four Seasons Hotel and various schools under the School Improvement Programme of the Architectural Services Department.

Aluminium Windows and Curtain Walls

This division's contracts on hand lessened due to the decrease in large-scale contracts in Hong Kong and Mainland China. Contracts undertaken in the period included the Tung Chung Station Citygate Hotel Development and residential development in Tin Ping Shan, Sheung Shui.

Pipe Technologies

Turnover of the pipe technologies business grew substantially when compared with the same period last year. In Hong Kong, the division secured various large contracts from both the public and private sectors as the benefits of "no-dig" pipe technologies are appreciated by the market. The Group's 59% owned subsidiary in Europe, NordiTube Technologies AB, saw substantial improvement in both turnover and profit margin during the period; and the Group's 74% owned subsidiary in Australia, Rib Loc Group Limited, was restructured to realign its growth track. At present, the Group has strong foothold in Hong Kong, China, Singapore, Taiwan, India, Europe, Australia and the Middle East.

Building Construction and Civil Engineering

The total value of the Group's building construction and civil engineering works on hand amounted to approximately HK$850 million. New construction contracts undertaken during the period included the construction of The Hong Kong Jockey Club Enterprise Centre at The Hong Kong University of Science and Technology, an international school of the English Schools Foundations in Ma On Shan, Shatin and a 36-Classroom Primary School in Yuen Long, the New Territories. Major civil engineering contracts completed during the period included the Stage 2 Construction of Seawalls and Reclamation at Tseung Kwan O Port Development Area 137 and Jordan Road Reclamation Phase III and Remaining Engineering Works.

Environmental, Electrical and Mechanical Engineering

The turnover of these divisions improved with all the projects on hand progressing smoothly. The environmental contracts included the installation of Irrigation Pumping Station at Penny Bay Development, replacement of Mechanical and Electrical Equipment in the Tsuen Wan Raw Water Pumping Station and a newly awarded contract for Combined Heat and Power Generating Set of the Shek Wu Hui Sewage Treatment Works. The Electrical and Mechanical contracts included the Mechanical & Electrical facilities and pumping stations for Central Reclamation Phase III and electrical installation of hotel development in Hunghom Bay and improvement works for the SARS Ward of Tseung Kwan O Hospital.

Insurance and Investment
The turnover of this sector decreased from HK$155 million to HK$126 million. The growth in insurance business was hindered by keen market competition. As for the investment market, it was extremely volatile during the period leading to decline in turnover and profit from this sector. Coping with the uncertain market environment during the reporting period, we closely monitored our portfolio and continued our prudent investment strategy. The majority of the Group's investments are in fixed income and deposits. It will continue to maintain a balanced portfolio in order to generate stable income in the medium to long term.

Property and Hotel
The turnover of this sector increased from HK$153 million to HK$184 million. This sector was the major growth driver for the overall performance of the Group, helped by the continuous strong growth of the warehousing business and the recovery of the property market in Hong Kong.

The storage capacity of the 18-storey cold storage warehouse in Kwai Chung was fully occupied. The Group's luxury residential property in Shanghai Chevalier Place, maintained an occupancy rate of approximately 80%. Rental from other investment properties in Hong Kong and overseas also improved.

Progress of real estate projects in the Mainland was satisfactory. They included a deluxe residential project "City Oasis II", a 49,000 sq.m. commercial and residential establishment "ShiDaiJinJiang II" in Chengdu, and a 102,000 sq.m. commercial property development project "HuaQiaoShangCheng" in Hefei.

The property management division maintained a number of sizable management contracts from both the public and private residential, commercial and industrial buildings. During the period, the division also won the merit award of the "Best Property Management Companies (Occupational Safety and Health) Competition" held by the Occupational Safety and Health Council, adding to its excellent reputation in the industry.

The overall occupancy rate of hotels in the PRC improved while that of the hotel in Vancouver was stable during the period under review.

IT & Other Business
Information Technology and Network Solutions
The turnover of this sector increased from HK$262 million to HK$290 million. The computer division's turnover increased satisfactorily. Such performance, however, was offset by the decline in profit of the business machine division due to keen competition and the overall performance was affected.

Motor Vehicles and trading
The operating profit of the automobile business in Canada improved substantially with the country's consumer market experiencing strong growth this year. Despite the competitive market, the trading, distribution and wholesale businesses of food products in the West Coast of the US sustained satisfactory results.

PROSPECTS
The Group's excellent performance in the first half of 2004/05 demonstrated the success of its balanced business portfolio with focus on generating strong income and cash flow. Despite the slowdown in the insurance and investment sector, returns on investment in property sector, especially those from the cold storage business and rental property, continued to expand, leading to the growth in the Group's overall profitability. Turnover of the pipe technology group increased substantially during the period after a series of reorganization. The management is confident that the division will become the Group's major growth segment in the near future.

In 2004, Hong Kong appears to have fully recovered from the impact of the Asian financial crisis and the outbreak of SARS in 2003. As a small open economy, Hong Kong remains vulnerable to global fluctuation, and could be hit hard by economic slowdown in either the US or China. The Group, however, remains confident that Hong Kong will continue to grow next year, though at a slower pace, as Hong Kong is ideally an important gateway to the Mainland and is poised to take advantage of the emergence of China as a global economic power house.

Looking forward, the Group will continue its strategies of expanding its existing businesses and prudently reviewing other investment opportunities in order to bring maximum benefits to the Group and its shareholders.

FINANCIAL REVIEW
As at 30th September, 2004, the Group's total net assets amounted to approximately HK$2,540 million (HK$2,474 million as at 31st March, 2004). The Group's bank and other borrowings amounted to HK$1,229 million (HK$1,260 million as at 31st March, 2004) while cash and deposit at bank including pledged deposits amounted to HK$850 million (HK$1,156 million as at 31st March, 2004).

EMPLOYEES AND REMUNERATION POLICIES
As at 30th September, 2004, the Group employed approximately 4,200 full time staff globally. Total staff costs amounted to approximately HK$303 million for the period under review. The remuneration policies are reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

AUDIT COMMITTEE
The Audit Committee, which was established pursuant to the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") ("the Listing Rules"), met twice in the year. Members of the Audit Committee include all the Independent Non-Executive Directors of the Company, namely Messrs WONG Wang Fat, Andrew, CHOW Ming Kuen, Joseph and LI Kwok Heem, John (who was appointed on 30th September 2004). During the period, the Audit Committee has reviewed with the Management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including the review of unaudited interim financial statements.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES
There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the six months ended 30th September, 2004.

CODE OF BEST PRACTICE
In the opinion of the Directors, the Company has complied with the guidelines for the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the period, save and except that all independent non-executive directors of the Company are not appointed for any specific terms but they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Bye-laws of the Company.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS
The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers ("the Model Code") as set out in Appendix 10 of the Listing Rules. All directors of the Company confirmed, following specific enquiry by the Company, that they have complied with the required standard set out in the Model Code during the six months ended 30th September, 2004.

PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE
All the financial and other related information of the Company required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules in force prior to 31st March, 2004, which remains applicable to the results announcement in respect of the accounting period commencing before 1st July, 2004 under the transitional arrangements, will be published on the Stock Exchange's website at http://www.hkex.com.hk in due course.

APPRECIATION
The Group has successfully weathered the challenge arising from the unsettled economic environment and has been back on the growth track. On behalf of the Board, I would like to take this opportunity to thank the Management and all staff for their concerted effort, commitment and professionalism.

By Order of the Board
CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 10th December, 2004

As at the date of this announcement, the Executive Directors of the Company are Dr Chow Yei Ching, Messrs Kuok Hoi Sang, Fung Pak Kwan, Kan Ka Hon, Tam Kwok Wing, Chow Vee Tsung, Oscar and Ho Chung Leung. The Independent Non-Executive Directors of the Company are Mr Wong Wang Fat, Andrew, Dr Chow Ming Kuen, Joseph and Mr Li Kwok Heem, John.

website: http://www.chevalier.com

* *For identification purpose only*

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 025)

DISCLOSEABLE TRANSACTION
FORMATION OF A JOINT VENTURE COMPANY

On 11th December, 2004, Citiway, a wholly-owned subsidiary of the Company, entered into the Joint Venture Agreement with the JV Partner for the establishment of the Joint Venture Company, an equity joint venture company established in the PRC. Upon the establishment, the Joint Venture Company will be owned as to 46% by the Group and as to 54% by the JV Partner. Pursuant to the Joint Venture Agreement, the Joint Venture Company will carry out four property development projects.

Pursuant to the Joint Venture Agreement, the total investment of the Joint Venture Company will amount to RMB125.0 million (equivalent to approximately HK$117.9 million) with registered capital of RMB50.0 million (equivalent to approximately HK$47.2 million). The registered capital of the Joint Venture Company will be contributed as to RMB23.0 million in cash (equivalent to approximately HK$21.7 million) by the Group and as to RMB27.0 million in cash (equivalent to approximately HK$25.5 million) by the JV Partner. The Group and the JV Partner will contribute their own share of registered capital in cash within one month after the issue of the Joint Venture Company's business license.

The Group and the JV Partner also agreed to provide shareholder's loan to the Joint Venture Company of amount RMB127.0 million in cash (equivalent to approximately HK$119.8 million) and RMB149.2 million in a form of parcel of land (equivalent to approximately HK$140.8 million) respectively for the Xi Ling Project. In addition, the Group will also advance an amount of RMB50.0 million (equivalent to approximately HK$47.2 million) to the Joint Venture Company as part of the cost for the demolition work under phase two of the Xi Ling Project.

The entering into of the Joint Venture Agreement constitutes a discloseable transaction of the Company under the Listing Rules. A circular containing further details of the Joint Venture Agreement will be despatched to the shareholders of the Company as soon as practicable.

THE JOINT VENTURE AGREEMENT DATED 11TH DECEMBER, 2004

Parties:

The foreign party: Citiway, a wholly-owned subsidiary of the Company

The PRC party: Shenzhen Golden Peak Investment Development Co., Ltd., a company established in the PRC with limited liability which is principally engaged in the property investment. To the best knowledge, information and belief of the Directors and after making all reasonable enquiries, as at the date of announcement, the JV Partner and its ultimate beneficial owners are not connected persons of the Company (as defined under the Listing Rules) and are third parties independent of and not connected with the Company and its connected persons (as defined under the Listing Rules).

The Joint Venture Company

Pursuant to the terms and conditions of the Joint Venture Agreement, Citiway and the JV Partner have agreed to set up the Joint Venture Company as an equity joint venture company in the PRC for a term of 50 years commencing from the date of issue of business license of the Joint Venture Company. As at the date of this announcement, the business license of the Joint Venture Company has not been issued yet.

The scope of business of the Joint Venture Company includes property development, management of service apartment, shopping mall, hotel, motel and guesthouse, property management, sale and lease of properties and other related services.

Capital contribution

Pursuant to the Joint Venture Agreement, the total investment of the Joint Venture Company will be RMB125.0 million (equivalent to approximately HK$117.9 million). The registered capital of the Joint Venture Company is RMB50.0 million (equivalent to approximately HK$47.2 million) which will be contributed as to RMB23.0 million in cash (equivalent to approximately 21.7 million) by the Group financed by its internal resources and as to RMB27.0 million in cash (equivalent to approximately HK$25.5 million) by the JV Partner. Upon the establishment, the Joint Venture Company will be owned as to 46% by the Group and as to 54% by the JV Partner.

The Joint Venture Company will become a 46% owned associated company of the Group upon its establishment and its accounts will be equity accounted for in the Group's consolidated accounts.

Pursuant to the Joint Venture Agreement, it is agreed that in the event when further injection of funds are required after the registered capital is fulfilled, the Joint Venture Company could raise fund through financial institution in the PRC or from abroad. In the event that the additional fund could not be obtained from financial institutions, it is agreed, after arm's length negotiations between the JV Partner and the Group, that the JV Partner and the Group should extend shareholders' loan to the Joint Venture Company on a 50:50 basis.

Profit sharing

The Group and the JV Partner will share all profit and loss, costs and risk in proportion to their respective interest in the registered capital of the Joint Venture Company unless it is specified otherwise under the Joint Venture Agreement (such as the Xi Ling Project and the Cui Tian Project as described below).

Composition of board of directors of the Joint Venture Company

The board of directors of the Joint Venture Company will comprise seven directors, of which four will be appointed by the JV Partner and three will be appointed by Citiway.

Responsibilities of the JV Partner and the Group

The JV Partner is responsible for, among other things, the followings:

(i) to apply for the relevant approvals from the relevant PRC government authorities for the establishment of the Joint Venture Company;

(ii) to properly manage the demolition work and resettlement of the existing residents on the development site (the "Resettlement") of Xi Ling Project and Cui Tian Project. The JV Partner will be responsible for all claims or litigations against the Joint Venture Company and relevant cost incurred therefrom, should those claims or litigations relates to the Resettlement. The Joint Venture Company will be responsible for all claims or litigations against the Joint Venture Company and relevant cost incurred therefrom, should those claims or litigations relate to the design, quality or delay in completion of Xi Ling Project or Cui Tian Project;

(iii) to carry out the relevant procedures and apply for the relevant approvals in relation to the change of the land usage and the transfer of land use right for the parcel of land where the Xi Ling Project is situated, such that the Joint Venture Company could obtain the development rights and land use rights within four months after the issue of the Joint Venture Company's business license;

(iv) to carry out the relevant procedures and apply for the relevant approvals in relation to the change of the land usage and the transfer of land use right for the parcel of land where the Cui Tian Project is situated, such that the Joint Venture Company could obtain the development rights and land use rights;

(v) to bear all the cost in relation to the application of the land use rights for the Xi Ling Project, including, among other things, the cost involved in the demolition work, the Resettlement, and other cost associated with the change of land usage.

The Group is responsible for, among other things, the followings:

(i) to assist the JV Partner, if necessary, in obtaining the relevant approvals from the relevant PRC authorities;

(ii) within one month after the issue of the business license of the Joint Venture Company, the Group has to provide additional funding of RMB77.0 million (equivalent to approximately HK$72.6 million), in the form of shareholder's loan, to the Joint Venture Company for its development in the Xi Ling Project;

(iii) to further provide RMB50.0 million (equivalent to approximately HK$47.2 million) to the Joint Venture Company as shareholder's loan within one month after the land use right for the Xi Ling Project has been granted;

(iv) to assist the Joint Venture Company in purchasing necessary equipments and building material in the international market.

Pre-emptive rights

The transfer of interest in the Joint Venture Company by either Citiway or the JV Partner is subject to their respective pre-emptive right. The pre-emptive right of each party to the Joint Venture Agreement will expire (i) 60 days after the issue of a written notice from either party regarding the transfer of its interest in the Joint Venture Company or (ii) upon the issue of a written confirmation by either party for the surrender of the pre-emptive right.

Other terms of the Joint Venture Agreement

Advance to the Joint Venture Company

It is agreed that, in addition to the shareholder's loan of RMB127.0 million (equivalent to approximately HK$119.8 million), the Group will advance an amount of RMB50.0 million (equivalent to approximately HK$47.2 million) from the Group's internal resources to the Joint Venture Company as part of the cost for the demolition work for phase two of the Xi Ling Project so as to obtain the relevant development rights. The JV Partner will pledge its 54% interest in the Xi Ling Project as collateral for such advance provided by the Group. In the event that the land use right for the project cannot be obtained within six months after the advance was made to the Joint Venture Company, the JV Partner will replace the Group as the lender of the shareholder's loan by repaying the Group RMB50.0 million (equivalent to approximately HK$47.2 million).

Property management

It is agreed between the JV Partner and Citiway to grant priority to a property management company in respect of the property management right of Xi Ling Project and Cui Tian Project. The property management company will be established and is expected to be equally owned by the JV Partner and Citiway. The Directors expect the capital contribution on the Group's part will not be significant, the exact amount, however is yet to be agreed between the JV Partner and Citiway.

THE PROPERTY DEVELOPMENT PROJECTS

It is intended that the Joint Venture Company will engage in four property development projects in Shenzhen, the PRC. As at the date of this announcement, development plans for two of the four projects, namely the Xi Ling Project and Cui Tian Project, have been decided. The Directors have confirmed that the remaining two projects are still at the early stage of their plannings and there are no concrete plans as to the total investment and capital commitment amount and development plan have been agreed between the Group and the JV Partner.

The Directors confirm that when further funding is to be made to the Joint Venture Company in relation to the four property development projects as mentioned above, the Company will fully comply with the relevant reporting and disclosure requirements in the Listing Rules as and when appropriate.

Information on Xi Ling Project and Cui Tian Project

Xi Ling Project

Development

A commercial/residential complex with gross floor area of approximately 40,280 sq. m. situated at Xi Ling village in Lo Wu, Shenzhen. As at the date of this announcement, it is estimated that the total investment for the Xi Ling Project will amount to approximately RMB276.2 million (equivalent to approximately HK$260.6 million).

Contribution

It is agreed that the JV Partner will contribute a parcel of land of approximately 14,788 sq. m. (subject to final confirmation of the relevant land department of the PRC government) which is estimated by the JV Partner at an amount of RMB149.2 million (equivalent to approximately HK$140.8 million), and will be contributed to this Xi Ling Project in the form of shareholder's loan. Based on the Group's knowledge in the Shenzhen property market and references to the comparable development projects in the nearby area, the Directors consider that such valuation for that parcel of land is reasonable.

The Group will contribute a shareholder's loan of RMB127.0 million (equivalent to approximately HK$119.8 million) to finance the Xi Ling Project. The entire amount will be financed by internal resources of the Group. Such shareholder's loan will be payable as to RMB77.0 million (equivalent to approximately HK$72.6 million) within one month after the issue of its business license (as describe above) and as to RMB50.0 million (equivalent to approximately HK$47.2 million) within one month after the issue of the relevant land use right of this project (as describe above).

The JV Partner and the Group will respectively have an interest of 54% and 46% in this project.

Profit sharing

After arm's length negotiations between Citiway and the JV Partner, and after taking into account that the Group will provide management services relating to the Xi Ling Project, it is agreed that the profit of the Xi Ling Project will be shared between the Group and the JV Partner on a 50:50 basis.

Cui Tian Project

Development

A commercial/residential complex with a total gross floor area of approximately 78,165 sq.m. will be developed in the Cui Tian industrial village, LoWu, Shenzhen. The cost of the land where the complex will be situated is estimated at approximately RMB86.8 million (equivalent to approximately HK$81.9 million). The total investment for the Cui Tian Project is yet to be finalised as at the date of this announcement.

Contribution

It is stipulated that the contribution for Cui Tian Project will be shared between the JV Partner and the Group on a 50:50 basis.

Profit Sharing

The profit of the Cui Tian Project will be shared between the Group and the JV Partner on a 50:50 basis.

Reasons for the Proposed Investment

The principal activity of the Company is investment holding, through its subsidiaries, the Group engaged in the business of construction and engineering, insurance and investment, property investment, hotel investment and information technology. The Joint Venture Company will principally undertake the Property Development Projects. The Directors believe that the entering into of the Joint Venture Agreement will create a good opportunity for the Group to benefit from the growing property market in the PRC.

The Directors consider the terms of the Joint Venture Agreement are fair and reasonable and the establishment of the Joint Venture Company to undertake the Property Development Projects is in the interest of the Company and the shareholders of the Company.

GENERAL

The entering into of the Joint Venture Agreement constitutes a discloseable transaction of the Company under the Listing Rules. A circular containing further details of the Joint Venture Agreement will be despatched to the shareholders of the Company as soon as practicable and in any event within 21 days from the publication of this announcement.

The Directors have noted the recent increases in the price and trading volume of the shares of the Company and wish to state that they are not aware of any reasons for such increases.

They also confirm that apart from the formation of the Joint Venture Company as set out above, the Company does not have any negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09, which is or may be of a price-sensitive nature.

As at the date of this announcement, the Board comprises ten Directors, where Dr. Chow Yei Ching, Messrs Kuok Hoi Sang, Fung Pak Kwan, Tam Kwok Wing, Kan Ka Hon, Chow Vee Tsung, Oscar and Ho Chung Leung are the Executive Directors, and Mr. Wong Wang Fat, Andrew, Dr. Chow Ming Kuen, Joseph and Mr. Li Kwok Heem, John are the Independent Non-Executive Directors.

DEFINITIONS

"Board"	board of Directors
"Citiway"	Citiway Engineering Limited, (誠偉工程有限公司) a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of the Company
"Company"	Chevalier International Holdings Limited, a company incorporated in Bermuda with limited liability, whose shares are listed on the Stock Exchange
"Cui Tian Project"	one of the Property Development Projects located in Cui Tian industrial village, Lo Wu, Shenzhen, the PRC
"Directors"	directors of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"Joint Venture Agreement"	the joint venture agreement dated 11th December, 2004 entered into between Citiway and the JV Partner for the establishment of the Joint Venture Company
"Joint Venture Company"	Shenzhen Chevalier Golden Peak Real Estate Development Co., Ltd. (深圳其士金峰園房地產開發有限公司)
"JV Partner"	Shenzhen Golden Peak Investment Development Co., Ltd (深圳市金峰園投資發展有限公司), a company established in the PRC with limited liability
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	The People's Republic of China which for the purpose of this announcement, excludes Hong Kong, the Macau Special Administrative Region and Taiwan
"Property Development Projects"	the four property investments to be developed by the Joint Venture Company pursuant to the Joint Venture Agreement
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Xi Ling Project"	one of the Property Development Projects located in Xi Ling village, Lo Wu, Shenzhen, the PRC
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi yuan, the lawful currency of the PRC
"sq.m."	Square metre

All amounts in RMB have been translated into HK$ at the rate of HK$1.00 = RMB1.06 in this announcement for illustration purpose only.

By Order of the Board
Chevalier International Holdings Limited
Chow Yei Ching
Chairman and Managing Director

Hong Kong, 4th January, 2005

* *For identification purpose only*

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 025)

Connected Transactions

On 11th March, 2005, the Group entered into the PPR Agreement with the Vendors. Pursuant to the PPR Agreement, the Group agreed to acquire and the Vendors agreed to dispose of to the Group 11,935,000 PPR Shares and a shareholders' loan of HK$1 million due by PPR to the Vendors for an aggregate cash consideration of HK$19.3 million. At present, the Group is interested in 72.5% of the issued share capital of PPR. Upon completion of the PPR Agreement, PPR will become an indirect wholly-owned subsidiary of the Company. Further details on the PPR Agreement are set out below.

On 11th March, 2005, the Group also entered into the NordiTube Agreement with rabmer. Pursuant to the NordiTube Agreement, the Group agreed to acquire and rabmer agreed to dispose of to the Group 16,603,320 NordiTube Shares for a cash consideration of approximately SEK15.8 million (equivalent to approximately HK$17.8 million). The Group is currently interested in 59.1% of the issued share capital of NordiTube. Upon completion of the NordiTube Agreement, the Group will be interested in 92.4% of the issued share capital of NordiTube. Further details on the NordiTube Agreement are set out below.

PPR and NordiTube are both non wholly-owned subsidiaries of the Company. As the Vendors and rabmer are substantial shareholders of PPR and NordiTube respectively, the PPR Agreement and the NordiTube Agreement therefore constitute connected transactions of the Company under the Listing Rules. Given the relevant percentage ratios for each of the PPR Agreement and the NordiTube Agreement are below 2.5%, both the PPR Agreement and the NordiTube Agreement are only subject to announcement and reporting requirements under Rule 14A.32 of the Listing Rules.

PPR AGREEMENT DATED 11TH MARCH, 2005

Purchaser: Chevalier Pipe, a wholly-owned subsidiary of the Company

Vendors: Prosper Well and Mr. Kao Gordon Kan. Prosper Well is an investment holding company, its principal asset is its shareholding in PPR.

Assets acquired:

(1) PPR Shares

Vendors	PPR Shares	% Interest in PPR
Prosper Well	5,208,000	12.0
Mr. Kao Gordon Kan	6,727,000	15.5
	11,935,000	27.5

(2) Shareholders' loan to PPR

HK$1.0 million owed by PPR to the Vendors jointly.

The Group entered into a shareholders' agreement with the Vendors and an independent third party in 1998 to establish PPR. During the period from 2000 to 2003, the Group acquired further interest in PPR through subscriptions and acquisition. Immediately before entering into the PPR Agreement, the Group held 31,465,000 PPR Shares, representing 72.5% of the issued share capital of PPR. Upon completion of the PPR Agreement, PPR will become an indirect wholly-owned subsidiary of the Company.

PPR is principally engaged in the business of rehabilitating pipes for drinking water, flushing water, cooling water, gas, sewages and drainage using CIPP (Cured in Place Process) and spirally wound plastic pipe technologies. PPR has successfully secured contracts from non-government institutions as well as a number of government contracts from the Water Services Department, Drainage Services Department, Highways Department, Housing Authority and Airport Authority.

For the years ended 31st March, 2003 and 2004, PPR recorded audited net losses of approximately HK$7.3 million and HK$2.0 million respectively. There was no tax charged for the two years ended 31st March, 2003 and 2004. As at 31st March, 2004, the shareholders' loan owed by PPR to the Vendors amounted to HK$1.0 million and the audited net tangible asset value of PPR amounted to approximately HK$21.0 million. The audited financial statements of PPR were prepared based on the generally accepted accounting principles in Hong Kong.

Consideration:
The aggregate consideration for the PPR Agreement is HK$19.3 million of which the consideration for PPR Shares and shareholders' loan are HK$18.3 million and HK$1.0 million respectively. The aggregate consideration for the PPR Agreement represents a 184% premium over the sum of the attributable audited net tangible asset value of PPR of approximately HK$5.8 million and HK$1.0 million shareholders' loan due by PPR to the Vendors as at 31st March, 2004. The consideration, which will be funded by the internal resources of the Group, is payable in cash upon completion of the PPR Agreement.

The consideration has been determined after arm's length negotiations between the Group and the Vendors and taking into account principally PPR's contracts on hand, the growth potential of pipe rehabilitation industry in Hong Kong and the market leading position of PPR. The Board considers the consideration is fair and reasonable and the payment terms are acceptable given the current cashflow position of the Group.

Completion:
The PPR Agreement was completed on 15th March 2005.

The Directors (including the independent non-executive Directors) consider the PPR Agreement (including the consideration) are on normal commercial terms and are fair and reasonable to the Company and its shareholders as a whole.

NORDITUBE AGREEMENT DATED 11TH MARCH, 2005

Purchaser: Chevalier Pipe

Vendor: rabmer is an investment holding company, which through its subsidiaries, is principally engaged in building construction, underground engineering, pipe rehabilitation and trading of pipe rehabilitation systems and products.

Assets acquired:
16,603,320 NordiTube Shares, represents approximately 33.34% of the issued share capital of NordiTube. NordiTube is listed on OTC market in Sweden. rabmer acquired the 16,603,320 NordiTube Shares in OTC market in Sweden for consideration ranged from SEK0.5 to SEK1.4 per NordiTube Share in recent years.

In August 2002, the Group acquired 13.8 million NordiTube Shares, representing approximately 46.2% of the then issued share capital of NordiTube. During 2002 and 2003, the Group acquired further 15.0 million NordiTube Shares. Consequently, the Group held 28.8 million NordiTube Shares, representing 57.9% of the then issued share capital of NordiTube. In February 2004, the Group in aggregate disposed of 1.2 million NordiTube Shares. In May and July 2004, the Group in aggregate acquired further 1.8 million NordiTube Shares from independent third parties which brought the Group's shareholding in NordiTube to 29.4 million NordiTube Shares, representing approximately 59.1% of the issued share capital of NordiTube. To the best of the Directors' knowledge, information and belief and after having made all reasonable enquiries, the remaining 7.6% interest in the issued share capital of NordiTube is held by third parties who are not connected persons of the Company.

Upon completion of the NordiTube Agreement, the Group will be interested in 92.4% of the issued share capital of NordiTube.

NordiTube, through its subsidiaries, is principally engaged in the design, development, manufacturing, trading and marketing of polymer-coated textile tubing for renovation and lining of existing sub-surface water, waste water and gas pipes and mains. NordiTube is a specialist in CIPP technologies with extensive expertise in the areas of fabrics/textiles, resins and applications. NordiTube's technology for pressure pipe is well accepted in Europe, the United States of America and Hong Kong.

For the year ended 31st December, 2003, NordiTube recorded audited consolidated net loss before and after tax of approximately SEK3.3 million (equivalent to approximately HK$3.7 million) and SEK3.2 million (equivalent to approximately HK$3.6 million) respectively. For the year ended 31st December, 2002, NordiTube recorded audited consolidated net loss before and after tax of approximately SEK7.4 million (equivalent to approximately HK$8.4 million) and SEK7.3 million (equivalent to approximately HK$8.2 million). As at 31st December, 2003, the audited consolidated net tangible asset value of NordiTube amounted to approximately SEK14.2 million (equivalent to approximately HK$16.0 million). The audited financial statements of NoridTube were prepared based on the generally accepted accounting principles in Sweden.

Consideration:
The consideration for the NordiTube Agreement is SEK15.8 million (equivalent to approximately HK$17.8 million). The consideration, which will be funded by internal resources of the Group, is payable after the 16,603,320 NordiTube Shares are officially registered in the name of Chevalier Pipe in the share register of NordiTube.

The consideration for the NordiTube Agreement represents a premium of 236% over the attributable audited net tangible assets of NordiTube of SEK4.7 million (equivalent to approximately HK$5.3 million) as at 31st December, 2003. The consideration was determined after arm's length negotiations between the Group and rabmer and taking into account principally the growth potential of the pipe rehabilitation industry worldwide including Europe and the United States of America. The Board considers the consideration is fair and reasonable and the payment terms are acceptable given the Group's current cashflow position.

Completion:
The NordiTube Agreement is expected to be completed within one month from the date of the NordiTube Agreement.

The Directors (including the independent non-executive Directors) consider the NordiTube Agreement (including the consideration) are on normal commercial terms and are fair and reasonable to the Company and its shareholders as a whole.

REASONS FOR ENTERING INTO THE PPR AGREEMENT AND THE NORDITUBE AGREEMENT

The principal activity of the Company is investment holding. The Company, through its subsidiaries, is engaged in the business of construction and engineering, insurance and investment, property investment, hotel investment and information technology. The construction and engineering operation includes, among others, pipe rehabilitation operation.

As stated in the Company's 2004 annual report, the Group intends to become a leader in pipe rehabilitation industry. In recent years, the Company's subsidiary in Singapore, PPR Technology (S) Pte Ltd., completed approximately 100 kilometers of rehabilitation pipes. In 2003, pipe rehabilitation operation carried out by the Group contributed approximately HK$46.5 million to the turnover of the Group, representing approximately 1.4% of the total turnover of the Group. In 2004, the turnover of the pipe rehabilitation operation increased to HK$112.3 million, representing 3.5% of the total turnover of the Group. The Board believes the substantial growth in the pipe rehabilitation operation was largely due to the preference of pipe rehabilitation over traditional open-dig methods. The Board is optimistic that the pipe rehabilitation business will continue to grow in Hong Kong, Europe and the United States of America.

The Group already has control over PPR and NordiTube. The acquisition of further interest in PPR and NordiTube enables the Group to consolidate control in its major pipe rehabilitation operations. Consequently, the Group can implement its corporate strategies and business development plans more effectively and efficiently in the future.

In view of the above, the Directors (including the independent non-executive Directors) consider the entering into of the PPR Agreement and the NordiTube Agreement are in the interest of the Company and its shareholders as a whole.

LISTING RULES IMPLICATION

PPR and NordiTube are both non wholly-owned subsidiaries of the Company. As the Vendors and rabmer are substantial shareholders of PPR and NordiTube respectively, the PPR Agreement and the NordiTube Agreement therefore constitute connected transactions of the Company under the Listing Rules. Given the relevant percentage ratios for each of the NordiTube Agreement and PPR Agreement are below 2.5%, both the PPR Agreement and the NordiTube Agreement are only subject to announcement and reporting requirements under Rule 14A.32 of the Listing Rules.

DEFINITIONS

"Board"	the board of Directors
"Chevalier Pipe"	Chevalier Pipe Technologies Limited, a company incorporated in Hong Kong with limited liability, a wholly-owned subsidiary of the Company
"Company"	Chevalier International Holdings Limited, a company incorporated in Bermuda with limited liability, whose shares are listed on The Stock Exchange of Hong Kong Limited
"connected persons"	has the meaning ascribed thereto under the Listing Rules
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	Hong Kong Special Administrative Region of The People's Republic of China
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"NordiTube Agreement"	the share sale and purchase agreement dated 11th March, 2005 for the purchase by Chevalier Pipe of 33.34% equity interest in NordiTube
"NordiTube"	NordiTube Technologies AB, a public company incorporated under the laws of Sweden, an indirect non wholly-owned subsidiary of the Company
"NordiTube Shares"	shares of nominal value of SEK0.5 each in the issued share capital of NordiTube
"PPR"	Preussag Pipe Rehabilitation Hong Kong Limited, a private company incorporated in Hong Kong with limited liability, an indirect non wholly-owned subsidiary of the Company
"PPR Agreement"	the sale and purchase agreement dated 11th March, 2005 for the purchase by Chevalier Pipe of 27.5% equity interest in PPR and the outstanding shareholders' loan of HK$1 million from the Vendors
"PPR Shares"	shares of HK$1.0 each in the issued share capital of PPR
"Prosper Well"	Prosper Well Developments Limited, a company incorporated in the British Virgin Islands with limited liability, is wholly owned by Mr. Kao Gordon Kan
"rabmer"	rabmer Holding GmbH, a company incorporated under the Law of Austria
"Vendors"	together, Prosper Well and Mr. Kao Gordon Kan
"%"	per cent.
"HK$"	Hong Kong dollar, lawful currency of Hong Kong
"SEK"	Swedish Krona, the lawful currency of Sweden

By Order of the Board
Chevalier International Holdings Limited
Chow Yei Ching
Chairman and Managing Director

Hong Kong, 24th March, 2005

* *For identification only*

As at the date of this announcement, the Board comprises ten Directors, where Dr. Chow Yei Ching, Messrs. Kuok Hoi Sang, Fung Pak Kwan, Tam Kwok Wing, Kan Ka Hon, Chow Vee Tsung, Oscar and Ho Chung Leung are executive Directors, and Mr. Wong Wang Fat, Andrew, Dr. Chow Ming Kuen, Joseph and Mr. Li Kwok Heem, John are independent non-executive Directors.

For the purpose of this announcement, amounts denominated in Swedish Krona have been translated into Hong Kong dollars at the rate of SEK1.0 = HK$1.13.

CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 508)

MAJOR TRANSACTION

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 025)

DISCLOSEABLE TRANSACTION

PACIFIC COFFEE (HOLDINGS) LIMITED

Financial Adviser

ANGLO CHINESE
CORPORATE FINANCE, LIMITED

On 6th April, 2005, CIL entered into the Agreement with the Vendors and the Associated Parties to acquire from them their respective interests in Pacific Coffee, which in aggregate represents the entire issued share capital of Pacific Coffee for a cash consideration of HK$205 million. Details of the Agreement are set out below.

The Acquisition constitutes a major transaction for CiTL. CiTL has received a written approval in respect of the Acquisition from CIHL, which at the date of this announcement holds approximately 50.77% of the issued share capital of CiTL. No shareholder of CiTL, including CIHL and its associates, is interested in the Acquisition except as a shareholder of CiTL, therefore no shareholder of CiTL would be required to abstain from voting at a general meeting of CiTL to approve the Acquisition. To the best of the knowledge, information and belief of the respective Boards of CiTL and CIHL and having made all reasonable enquiry, none of the Vendors, the Associated Parties and the Warrantor or their respective associates have any interests in CIHL or CiTL. Accordingly, under Rule 14.44 of the Listing Rules, a general meeting of CiTL for its shareholders to approve the Acquisition will not be held. A circular containing further details of the Agreement and financial information relating to Pacific Coffee and CiTL will be despatched to the shareholders of CiTL as soon as practicable.

The Acquisition constitutes a discloseable transaction for CIHL under the Listing Rules. A circular containing further information in respect of the Agreement and other information as required under the Listing Rules will be despatched to the shareholders of CIHL as soon as practicable.

Trading in the shares of CiTL on the Stock Exchange was suspended with effect from 9:30 a.m. on Monday, 4th April, 2005 at the request of CiTL pending the release of this announcement. Application has been made to the Stock Exchange for resumption of trading in the shares of CiTL with effect from 9:30 a.m. on Monday, 11th April, 2005.

AGREEMENT DATED 6TH APRIL, 2005

Parties to the Agreement

Vendors and Associated Parties:	Various corporations and individuals. To the best of the knowledge, information and belief of the respective Boards of CiTL and CIHL and having made all reasonable enquiry, the Vendors (and in cases where the Vendor is a corporation, their ultimate beneficial owners) and the Associated Parties are independent of CIHL and CiTL or any of their respective connected persons, and are not connected persons of CIHL or CiTL.
Warrantor:	Empress Dowager Limited. To the best of the knowledge, information and belief of the respective Boards of CiTL and CIHL and having made all reasonable enquiry, the Warrantor and its ultimate beneficial owner are independent of CIHL and CiTL or any of their respective connected persons, and are not connected persons of CIHL or CiTL.
Purchaser:	CIL, a wholly-owned subsidiary of CiTL
Guarantor:	CiTL, to guarantee the performance of the obligations of CIL under the Agreement

Asset to be acquired

400,337 ordinary shares of Pacific Coffee, being the entire issued share capital of Pacific Coffee.

Pacific Coffee's first outlet was established in 1993. Pacific Coffee now operates 39 retail outlets in Hong Kong and five in Singapore. Pacific Coffee sells high quality, premium roasted whole bean coffees, specialty coffees and cold beverages, baked goods and pastries along with coffee-related hardware and supplies. Pacific Coffee also sells its branded products to wholesale accounts and provides coffee services to corporate customers including hotels, restaurants, clubs and large corporations. In addition, Pacific Coffee Group is also engaged in the wholesale of selected coffee beans in Hong Kong, Macau, the PRC and Singapore.

For the year ended 31st March, 2003, Pacific Coffee recorded an audited consolidated profit before and after tax of approximately HK$6.2 million and HK$4.3 million respectively. For the year ended 31st March, 2004, Pacific Coffee recorded an audited consolidated profit before and after tax of approximately HK$11.9 million and HK$9.4 million respectively. EBITDA of Pacific Coffee for 2003 and 2004 was approximately HK$17.6 million and HK$24.0 million respectively.

As at 31st March, 2004, the audited consolidated net asset value of Pacific Coffee was approximately HK$70.3 million.

Consideration

The consideration for the Acquisition was HK$205 million in cash, which was agreed between CIL and the Vendors after arm's length negotiations. The consideration represents approximately 22 times of the 2004 audited consolidated net profit of Pacific Coffee and 8.5 times of the 2004 EBITDA of Pacific Coffee. The Boards of both CiTL and CIHL are of the view that the consideration for the Acquisition is reasonable after taking into account the growth rate of Pacific Coffee in the past years, the growth potential in demand for specialty coffee in Hong Kong, the southeast Asia region and the PRC market, as well as the goodwill of Pacific Coffee.

The entire consideration will be financed by the internal resources of the CiTL Group only. Given the current cashflow position, the cash and the cash equivalent securities of the CiTL Group, the Board of CiTL considers the Acquisition will not have a significant adverse impact on the CiTL Group's liquidity.

Upon completion of the Acquisition, CIL will pay to the Vendors HK$164 million in cash, representing 80% of the consideration. The remaining HK$41 million of the consideration, being the Escrow Amount, will be deposited with the Escrow Agent. The release of such Escrow Amount will be subject to the terms of the Escrow Agreement to be entered between the Vendors, the Warrantor, the Purchaser and the Escrow Agent on completion of the Agreement. In the event of any breach of warranties given by the Warrantor (which relate to various aspects of the Pacific Coffee Group, including but not limited to its assets and liabilities, investments, accounts and records), the liability of the Warrantor shall be an amount equal to the diminution in value of the Sale Shares thereby caused and such amount will be deducted from the Escrow Amount. In the event of any dispute between the Warrantor and CIL as to the amount of the diminution, it will be resolved by final judgment of the courts of the relevant jurisdiction.

It is further provided under the warranties that in the event the audited consolidated net profit before tax (excluding exceptional and extraordinary items) of Pacific Coffee for the eleven months ended 28th February, 2005 is three percent lower than that set out in the consolidated management accounts of Pacific Coffee provided to CIL, CIL will be compensated with an amount equal to eight times of the shortfall, which will be settled by the Warrantor by deducting the same amount from the Escrow Amount.

Claims under the warranties are limited to the Escrow Amount.

50% of the Escrow Amount, together with interest accrued thereon, less any deduction or compensation as aforesaid will be released to the Warrantor on the later of (i) 28 days from the date of issuance of the audited consolidated financial statements of the Pacific Coffee Group for the eleven months ended 28th February, 2005 (and if such date is not a Business Day, then the following Business Day) and (ii) two months after the date of completion of the Agreement, provided that such date is no later than 30th November, 2005. The balance of any remaining sum of the Escrow Amount will be released to the Warrantor on the earlier of (i) 31st July, 2006 and (ii) the date of issuance of the audited financial statement of Pacific Coffee and its then subsidiaries for the period commencing from 1st April, 2005 and ending 31st March, 2006 (and if such date is not a Business Day, then the following Business Day).

Completion

Completion of the Agreement shall take place on 20th May, 2005 or any other date as may be agreed between Mr. Neir, on behalf of the Vendors, and CIL.

BACKGROUND TO AND REASONS FOR THE ACQUISITION

The Board was approached by Anglo Chinese Corporate Finance, Limited, the financial adviser to the Vendors in January 2005 regarding an investment opportunity in Pacific Coffee. After carrying out financial and legal due diligence on the businesses of Pacific Coffee, the CiTL Group commenced negotiations with the Vendors in acquiring the entire issued share capital of Pacific Coffee. The Agreement was reached between the parties to the Agreement on 6th April, 2005.

The businesses of the CiTL Group have been deteriorating which is reflected by the diminishing turnover of the CiTL Group in the recent years. The Boards of both CiTL and CIHL consider the Acquisition not only enables the CiTL Group to capture the fast growing and lucrative specialty coffee business in Hong Kong, the PRC and neighbouring countries, it also enables the CiTL Group to diversify its businesses and broaden its income stream.

The respective Boards of CiTL and CIHL consider the terms of the Acquisition, including the consideration, are fair and reasonable and the Acquisition is beneficial to CiTL and CIHL and their respective shareholders.

OTHER INFORMATION

CiTL is an investment holding company which, through its subsidiaries, is principally engaged in the trading and servicing of computer and business machines, provision of network system and solution services, provision of technical and maintenance services and investment in securities. Under the Agreement, Mr. Neir, who is the chief executive officer and a director of Pacific Coffee, has undertaken to use his best endeavours to ensure that the employment contracts of certain key employees of Pacific Coffee shall include a provision requiring six months notice of termination. The management of CiTL believes that such provision mitigates any possible disruption to the operation of Pacific Coffee due to the change of control. In the event of any resignation of key employees, CiTL would have sufficient time to recruit appropriate and competent replacement.

CIHL is an investment holding company which, through its subsidiaries, is principally engaged in the business of construction and engineering, insurance and investment, property investment, hotel investment and information technology.

LISTING RULES IMPLICATIONS

Under the Listing Rules, the Acquisition constitutes a major transaction for CiTL and would normally require shareholders' approval at a general meeting of CiTL. According to Rule 14.44 of the Listing Rules, in the event that a written shareholders' approval has been obtained from a shareholder who holds more than 50% in nominal value of the securities giving the right to attend and vote at the general meeting to approve the transaction, the general meeting for shareholders to approve the transaction is not required. CiTL has received a written approval in respect of the Acquisition from CIHL, which at the date of this announcement holds approximately 50.77% of the issued share capital of CiTL. No shareholder of CiTL, including CIHL and its associates, is interested in the Acquisition except as a shareholder of CiTL, therefore no shareholder of CiTL would be required to abstain from voting at a general meeting of CiTL to approve the Acquisition. To the best of the knowledge, information and belief of the respective Boards of CiTL and CIHL and having made all reasonable enquiry, none of the Vendors, the Associated Parties and the Warrantor or their respective associates have any interests in CIHL or CiTL. Accordingly, under Rule 14.44 of the Listing Rules, a general meeting of CiTL for its shareholders to approve the Acquisition will not be held. A circular containing further details of the Agreement and financial information on Pacific Coffee and CiTL will be despatched to the shareholders of CiTL as soon as practicable.

The Acquisition constitutes a discloseable transaction for CIHL under the Listing Rules. A circular containing further information on the Agreement and other information as required under the Listing Rules will be despatched to the shareholders of CIHL as soon as possible.

SUSPENSION AND RESUMPTION OF TRADING

Trading in the shares of CiTL on the Stock Exchange was suspended with effect from 9:30 a.m. on Monday, 4th April, 2005 at the request of CiTL pending the release of this announcement. Application has been made to the Stock Exchange for resumption of trading in the shares of CiTL with effect from 9:30 a.m. on Monday, 11th April, 2005.

TERMS USED IN THIS ANNOUNCEMENT

"Acquisition"	the proposed acquisition of the entire issued share capital of Pacific Coffee
"Agreement"	a share purchase agreement dated 6th April, 2005 entered into between CIL, CiTL, the Vendors, the Associated Parties and the Warrantor
"associate"	has the meaning ascribed to it under the Listing Rules
"Associated Parties"	Mr. Roger King, as warrantor in respect of Albreda Investment Limited (a Vendor) under the Agreement, and Mr. Robert Naylor, the holder of options over shares in Pacific Coffee, all such options will be cancelled upon completion of the Acquisition as agreed under the Agreement
"Board"	the board of directors
"Business Day"	a day (other than a Saturday or Sunday) on which banks are open for ordinary banking business in Hong Kong
"CIL"	Chevalier iTech Limited, a wholly-owned subsidiary of CiTL
"CIHL"	Chevalier International Holdings Limited, an exempted company incorporated in Bermuda with limited liability and the shares of which are listed on the main board of the Stock Exchange
"CiTL"	Chevalier iTech Holdings Limited, an exempted company incorporated in Bermuda with limited liability and the shares of which are listed on the main board of the Stock Exchange
"CiTL Group"	CiTL and its subsidiaries
"EBITDA"	the earnings before interest, tax, depreciation and amortization
"Escrow Agent"	Messrs. Robertsons, the legal advisers to CIL on the Acquisition
"Escrow Amount"	the amount of HK$41,000,000 to be deposited with the Escrow Agent on completion of the Agreement
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Macau"	the Macau Special Administrative Region of the PRC
"Mr. Neir"	Mr. Thomas Neir, the founder, who is also one of the Vendors and a director of Pacific Coffee
"PRC"	The People's Republic of China, excluding Hong Kong, Macau and Taiwan for the purpose of this announcement
"Pacific Coffee"	Pacific Coffee (Holdings) Limited, a company incorporated in the British Virgin Islands with limited liability on 25th July, 1995
"Pacific Coffee Group"	Pacific Coffee and its subsidiaries
"Sale Shares"	400,337 ordinary shares of Pacific Coffee, being the entire issued share capital of Pacific Coffee
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Vendors"	Corporations: Albreda Investment Limited, which is an investment holding company; Citicorp International Finance Corporation, which is a holding company engaging in international financing and merchant banking investment activities; Emperor Phoenix. Limited, which is an investment holding company and its sole asset is its interest in Pacific Coffee; High Class Associates Limited, which is an investment holding company and its sole asset is its interest in Pacific Coffee Individuals: Michael and Patricia Berchtold; Katherine and Timothy Connor; Roy and Kipp Delbyck; Karen and David Handmaker; Mary Jenneskens; John and Lesley McKay; Carolyn and Brendan Miles; Christine Joanne Neir; David and Suzanne Neir; James and Catherine Neir; Paul Neir; Robert Louis Neir; Thomas Michael Neir; Thomas Michael Neir and Sally Otten; Philip Richard Oakden; James Brandon Schlueter and Laura Lee Wilbraham; Mark and Christine Silverstein; Laurie Smiley and George Bennett; Anthony and Anna Wilkinson; Daisy S. Yao and Denisa Y. Tong
"Warrantor"	Empress Dowager Limited, a company incorporated in the British Virgin Islands with limited liability on 3rd March, 2005, which has provided certain warranties to CIL in respect of the businesses of the Pacific Coffee Group pursuant to the Agreement
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong
"%"	per cent

By Order of the Board of
Chevalier ITech Holdings Limited
Chow Yei Ching
Chairman

By Order of the Board of
Chevalier International Holdings Limited
Chow Yei Ching
Chairman and Managing Director

Hong Kong, 8th April, 2005

* *for identification only*

As at the date of this announcement, the Board of CiTL comprises Dr. Chow Yei Ching, Mr. Fung Pak Kwan, Mr. Kuok Hoi Sang, Mr. Kan Ka Hon and Miss Lily Chow as executive directors and Mr. Shinichi Yonehara, Mr. Wu King Cheong and Mr. Kwong Man Sing as independent non-executive directors.

As at the date of this announcement, the Board of CIHL comprises Dr. Chow Yei Ching, Messrs. Kuok Hoi Sang, Fung Pak Kwan, Tam Kwok Wing, Kan Ka Hon, Chow Vee Tsung, Oscar and Ho Chung Leung as executive directors, and Mr. Wong Wang Fat, Andrew, Dr. Chow Ming Kuen, Joseph and Mr. Li Kwok Heem, John as independent non-executive directors.

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 025)

ANNOUNCEMENT OF RESULTS
FOR THE YEAR ENDED 31ST MARCH, 2005

RESULTS

The Directors of Chevalier International Holdings Limited ("the Company") are pleased to announce that the audited consolidated results of the Company and its subsidiaries ("the Group") for the year ended 31st March, 2005, together with the comparative figures for the previous year, are summarised as follows:

	Notes	2005 HK$'000	2004 HK$'000
Turnover	1	4,290,482	3,198,941
Cost of sales		(3,741,546)	(2,749,866)
Gross profit		548,936	449,075
Other operating income		140,599	118,314
Distribution costs		(141,108)	(124,048)
Administrative expenses		(98,699)	(98,664)
Other operating expenses		(45,697)	(33,173)
Profit from operations		404,031	311,504
Finance costs		(27,056)	(43,032)
Share of results of associates		(423)	(11,166)
Share of results of jointly controlled entities		488	(2,467)
Gain on discontinued operations		–	1,016
Profit before taxation	2	377,040	255,855
Taxation	3	(73,052)	(38,932)
Profit before minority interests		303,988	216,923
Minority interests		(22,250)	(30,923)
Profit attributable to shareholders		281,738	186,000
Dividends		125,362	83,970
Earnings per share	4		
Basic		101.1 cents	68.7 cents

Notes:

1. **TURNOVER**

An analysis of the Group's turnover and contribution to operating profit/(loss) by business and geographical segments is as follows:

(a) By business segment

For the year ended 31st March, 2005

	Construction and engineering HK$'000	Insurance and investment HK$'000	Property and hotel HK$'000	IT HK$'000	Others HK$'000	Consolidated HK$'000
Turnover						
Turnover	2,287,011	530,692	578,519	574,861	387,015	4,358,098
Inter-segment sales	(301)	(14,986)	(43,278)	(5,678)	(3,373)	(67,616)
External Sales	2,286,710	515,706	535,241	569,183	383,642	4,290,482
Results						
Segment Results	160,319	56,511	171,817	3,111	10,096	401,854
Unallocated corporate expenses						(7,367)
Interest income						9,544
Profit from operations						404,031
Finance costs						(27,056)
Share of results of associates	2,309	-	-	(826)	(1,906)	(423)
Share of results of jointly controlled entities	(128)	-	616	-	-	488
Profit before taxation						377,040
Taxation						(73,052)
Profit before minority interests						303,988
Minority interests						(22,250)
Profit attributable to shareholders						281,738

For the year ended 31st March, 2004

	Continuing					Discontinued	
	Construction and engineering HK$'000	Insurance and investment HK$'000	Property and hotel HK$'000	IT HK$'000	Others HK$'000	Tele-communication service and general merchandise trading HK$'000	Consolidated HK$'000
Turnover							
Turnover	1,636,785	308,230	384,715	546,107	399,673	1,818	3,277,328
Inter-segment sales	(918)	(25,223)	(44,805)	(4,593)	(2,024)	(824)	(78,387)
External Sales	1,635,867	283,007	339,910	541,514	397,649	994	3,198,941
Results							
Segment Results	143,918	102,576	44,296	4,345	3,116	2,780	301,031
Unallocated corporate expenses							(3,108)
Interest income							13,381
Profit from operations							311,304
Finance costs							(43,032)
Share of results of associates	(4,767)	-	-	(77)	(6,322)	-	(11,166)
Share of results of jointly controlled entities	60	-	(2,527)	-	-	-	(2,467)
Gain on discontinued operations	-	-	-	-	-	1,016	1,016
Profit before taxation							255,855
Taxation							(38,932)
Profit before minority interests							216,923
Minority interests							(30,923)
Profit attributable to shareholders							186,000

(b) By geographical segment

	Turnover 2005 HK$'000	Turnover 2004 HK$'000
Hong Kong	2,889,778	2,145,982
Mainland China	396,759	256,748
Singapore	182,230	180,491
Thailand	69,028	124,176
Australia	110,122	–
Europe	230,040	52,615
Canada	293,647	308,644
U.S.A.	102,085	102,602
Others	16,793	27,683
	4,290,482	3,198,941

2. **PROFIT BEFORE TAXATION**

	2005 HK$'000	2004 HK$'000
Profit before taxation is arrived at after charging:		
Depreciation on property, plant and equipment	76,005	54,706
Less: Amount capitalised to contract work	(4,273)	(3,903)
	71,732	50,803
Staff costs including directors' emoluments	634,350	518,845
Less: Amount capitalised to contract work	(69,063)	(35,260)
	565,287	483,585
Operating lease payments in respect of leasing of		
Premises	16,521	22,051
Others	5,520	2,251
	22,041	24,302

3. **TAXATION**

	2005 HK$'000	2004 HK$'000
Company and subsidiaries		
Current year profits tax		
Hong Kong	26,601	35,889
Overseas	20,932	12,237
	47,533	48,126
Deferred tax	26,033	(9,130)
	73,566	38,996
Share of taxation of associates	(527)	(65)
Share of taxation of jointly controlled entities	13	1
	73,052	38,932

Notes:

(a) Provision for Hong Kong profits tax is calculated at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits less available tax relief for losses brought forward of each individual company.

(b) Provision for PRC income tax and overseas taxation is calculated based on the rates applicable to the relevant local legislation on the estimated assessable profits.

4. **EARNINGS PER SHARE**

The calculation of the basic earnings per share is based on the following data:

	2005 '000	2004 '000
Earnings for the purposes of basic earnings per share	281,738	186,000
	Number of shares '000	'000
Weighted average number of ordinary shares for the purpose of basic earnings per share	278,582	270,640

Basic earnings per share are calculated based on the profit for the year of HK$281,738,000 (2004: HK$186,000,000) and on the weighted average number of issued ordinary shares of 278,582,000 (2004: 270,640,000) during the year.

There is no dilutive potential ordinary share outstanding for the year ended 31st March 2005 and 31st March 2004.

5. **COMPARATIVE FIGURES**

Certain comparative figures have been reclassified and adjusted to conform with the current year's presentation.

DIVIDEND

The Board of Directors recommends the payment of a final dividend of HK25 cents (2004: HK20 cents) per share payable to shareholders whose names appear on the Register of Members of the Company on Friday, 26th August, 2005. This, together with the interim dividend of HK20 cents (2004: HK10 cents) per share paid during the year, represents a dividend distribution of HK45 cents (2004: HK30 cents) per share for the year ended 31st March, 2005. Subject to the approval of shareholders at the forthcoming Annual General Meeting, the dividend warrants will be distributed and paid on or about Tuesday, 13th September, 2005.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 22nd August, 2005 to Friday, 26th August, 2005, both days inclusive, during which period no transfer of shares will be effected. To qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:00 p.m. on Friday, 19th August, 2005.

MANAGEMENT DISCUSSION AND ANALYSIS

Following an exciting turnaround in 2003/2004, the Board of Directors is pleased to report to shareholders that the Group achieved a significant growth in net profit during the year. The excellent result was attributable to the gradual general recovery of the economy especially of Hong Kong and also the growth of the Group's solid income base during the last few years. The growth strategy of the Group rests on diversification which importance was especially evident in the 2004/2005 results, when the slowdown in the Insurance Division was more than

offset by the impressive profitability growth in other segments such as the Property and Hotel Division. Turnover amounted to HK$4,290 million, up 34% from the previous financial year (2003/2004: HK$3,199 million). Profit attributable to shareholders was HK$282 million, up 52% from last year (2003/2004: HK$186 million), representing earnings per share of HK$1.011 (2003/2004: HK$0.687). The directors recommend the payment of a final dividend of HK$0.25 per share to shareholders, together with the interim dividend of HK$0.20 paid in January 2005, the total dividend amounted to HK$0.45 for the year, a 50% growth over that of last year.

Construction and Engineering

Although the Hong Kong economy recovered after the severe acute respiratory syndrome (SARS) outbreak in 2003, the construction and building services industry did not revive quickly. The Government was cautious in public spending due to the enormous budget deficit of 2004/2005 leaving the construction industry still in a difficult business environment. The decline in contracts available for tender, particularly government contracts, continued to affect the market squeezing both the turnover and margin of the Group. The Group's strategic move into other sectors provided it with the impetus to grow even when the construction industry was in the slump. Expanding into the pipe business was a major step in the Group's diversification plan. During the year, turnover of this segment increased by 40% to HK$2,287 million with profit at HK$160 million, up 11% over last year. The overall percentage of profit to turnover decreased from 8.8% to 7%. Assuming Building Construction and Civil Engineering Division was excluded from the results of this division as it was not consolidated in the Group accounts in 2003/2004 before the privatization, the overall margin for the year in this segment would be similar to that of last year.

For the Lifts and Escalators Division, competition remained very keen affecting its overall results. However, there are signs that the situation is stabilizing with the property market starting to pick up again in 2004. The Aluminium Windows and Curtain Walls Division also faced similar difficult situation. However, orders started to build up in the second half of 2004/2005 and major contracts in progress included Tower 21, Union Square of Kowloon Station, Nina Tower I & II in Tsuen Wan, the Citygate Hotel in Tung Chung, the Kowloon Bus Depots in Mei Fu, and Noble Hill in Tin Ping Shan, Sheung Shui. The performance of the Environmental, Electrical and Mechanical Engineering Division improved. New contracts included Enhancement of Hypochlorite Dosing Plant and Blower Replacement for CLPP Power Stations, the supply and installation of Combined Heat and Power Generating Set System at Shek Wu Hui Sewage Treatment Works, the supply and installation of electrical and mechanical equipment for Tai Po Sewage Treatment Works Stage V Phase I, the electrical installation for a hotel development in Hung Hom Bay and mechanical installation for a 20-storey tower in Wynn Resorts at Macau. The Building Construction and Civil Engineering Division continued to downsize to maintain efficiency. The strategy bore fruit as the division turned profitable during the year though the margin was still fairly low. Major contracts secured included the Hong Kong Jockey Club Enterprise Centre at the Hong Kong University of Science and Technology, the international school in Ma On Shan for the English Schools Foundations, and a primary school in Area 12, Yuen Long, the New Territories. The construction of a primary school and a secondary school in Area 16, Kau Hui, Yuen Long is in progress and will be completed in mid-2005.

The Pipe Technologies Division performed well with both turnover and profit reaching targets. The assembly of all rehabilitation activities under the new brand – Chevalier Pipe Technologies Limited ("CPT") – was completed in late 2004. We succeeded in reorganizing and turning CPT into a leading global player in the pipe rehabilitation industry. We further strengthened our presence in both NordiTube Technologies AB and Rib Loc Group Limited ("Rib Loc") by increasing our shareholding in them to 92% and 75% respectively. The two technology companies own patented pipe rehabilitation technologies and provide related technical know-how to CPT. Having direct management access to these technologies underscored the rapid growth of the business segment. In 2004, we also established a new entity in the US thus strengthened our base in North America. We also acquired the remaining interests in associated rehabilitation construction companies in Hong Kong, Europe and the Middle East, guaranteeing our presence in these areas. At present, CPT is represented in Hong Kong, China, Singapore, the Emirates, Belgium, Sweden, Australia, the US and Germany. With access to Rib Loc's patented new "Plastream" technology, the door to the pipe manufacturing market is wide open for us. CPT is ready to exploit this field embedded with international growth potential.

Insurance and Investment

Although the turnover of the Division increased from HK$283 million last year to HK$516 million this year, its contribution declined from HK$103 million to HK$56 million as the construction employee compensation underwriting business was very competitive in 2004/2005. The primary goal of the Group's general insurance business is to achieve an underwriting profit. To reach this target, we have been very disciplined in risk management. As the estimated margin was squeezed to a critical level during the year, the Division had to scale down its underwriting business and patiently look for business opportunities. Therefore, both its turnover and profit decreased substantially in 2004/2005, explaining the major setback in the division's performance.

The investment market was volatile and uncertain during the year, which led to a decline in profit of the investment segment. However, the drop in return was not significant as the Group adheres to a prudent and conservative investment strategy with the majority, around 60%, of its investment in fixed interest instrument, high yield note, bank deposit and other fixed income instruments, and the balance in equity and funds. The Group will continue its prudent investment strategy and maintain a balance portfolio to ensure it has a stable source of income.

Property and Hotel

This segment performed well during the year with turnover increased by 57% from HK$340 million to HK$535 million. Profit of this segment also increased substantially from HK$44 million last year to HK$172 million. The division benefited mainly from the timely realization of approximately two-third of the units at Chevalier Place in Shanghai, strong growth in the cold-storage rental revenue and the increase in rental income from investment properties.

With economic conditions improving, income from rental properties continued to grow last year. All investment properties were almost fully occupied and provided steady revenue and earnings to the Group. Chevalier Place, the luxury residential property located at a prime location in Shanghai, was launched for sale in February, 2005 and well received by the market. About two-third of the units were sold with total sales proceeds exceeding RMB500 million.

The Group has stepped up investment in development projects in Mainland China. We undertook projects in the Mainland leveraging our solid experience in managing projects, especially public housing and the government's Private Sector Participation Scheme projects, in Hong Kong. The Group expects the austerity measures imposed by the Chinese government to curb over-investment to help eliminate inefficient and speculative players in the market, thus pave the way for healthy long-term growth of the property market. The Group entered into contracts with various Mainland partners to develop real estates in Chengdu, Hefei and Shenzhen with gross floor area of 1.1 million sq.m..

The property management division maintained its portfolio during the year. However, the Group sees room for expansion for this segment. The occupancy rates of the Chevalier Hotels in Xinyang, Dongguan and Jiujiang and the Rosedale on Robson Suite Hotel in Vancouver were at the same levels as last year's. The Group will continue to implement measures to contain costs and realign manpower resources so as to improve the profitability and efficiency of this business.

IT & Other Business

Turnover of the Information Technology and Network Solutions Division increased to HK$570 million with contribution reaching HK$3.3 million. The overall performance of this segment improved. The Motor Vehicles and Trading Division also achieved its targets. During the year, Action Honda won the Honda Quality Dealer Award for the fifth consecutive year in Canada. In spite of the keen competition, the operating profit of the car dealership improved this year. Trading, import, distribution and wholesale business of oriental food in the West Coast of the US also recorded satisfactory performance. During the year, the Group gained exclusive distributorship of several renowned food products all of which were well accepted in the US market.

PROSPECTS

In 2004, Hong Kong recovered fully from the impact of the Asian financial crisis (1997-98) and the outbreak of SARS in 2003. The Hong Kong economy grew an impressive 8.1% in 2004, the fastest since 2000. However, Hong Kong, like any small open economy, is vulnerable to changes in the external environment. While its domestic economy appears solid, Hong Kong faces threats from the simultaneous slowdown of the global and Chinese economy, rising interest rates in the US and the sharp and enduring rise in oil price. All situations considered, we believe as long as the Mainland continues to sustain stable growth and the integration of Hong Kong with the Pearl River Delta progresses smoothly, and with also help from the Disneyland opening later this year, the Hong Kong economy will see satisfactory growth in 2005.

2004/2005 was a memorable year for Chevalier. We marked our 35th anniversary with significant growth in net profit. We continued to command all our resources to establish a stable and profitable framework for sustainable development. During the past few years, we have followed our growth strategy and added the pipe and insurance businesses to our platform. We have taken on more property development projects especially in Mainland China. We also expanded into the lifestyle food and beverage business recently. The latest acquisition of Pacific Coffee by our listed subsidiary, Chevalier iTech Holdings Limited, has opened yet another a new and promising playfield for the Group. The Group expects the coffee business will enhance its recurrent income.

As we know well, the Group stands out in its ability to deliver notable results while coping with unforeseen circumstances and setbacks. We will continue to strengthen and expand our core business operations and at the same time explore different business opportunities. We will invest in high quality projects with clear potential of generating stable and recurrent incomes to the Group. Staffed by well-experienced professionals and owning top-notch industry expertise, the Group is well positioned to capture new opportunities and bring maximum returns to our shareholders.

FINANCIAL REVIEW

As at 31st March, 2005, the Group's total net asset amounted to HK$2,842 million (2004: HK$2,474 million), an increase of HK$368 million or 15% when compared with 2004. At the balance sheet date, the Group's bank and other borrowings amounted to HK$1,688 million (2004: HK$1,260 million). Cash and deposit at bank including pledged deposits amounted to HK$1,260 million (2004: HK$1,156 million).

EMPLOYEES AND REMUNERATION POLICIES

The Group employed approximately 4,260 full time staff globally as at 31st March, 2005. Total staff costs amounted to approximately HK$634 million for the year ended 31st March, 2005. The remuneration policies are reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

AUDIT COMMITTEE

The Audit Committee, which was established pursuant to the requirements of the Rule 3.21 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") ("the Listing Rules"), comprising Messrs WONG Wang Fat, Andrew, CHOW Ming Kuen, Joseph and LI Kwok Heem, John (who was appointed on 30th September, 2004), all the Independent Non-Executive Directors of the Company, met twice in the year. During the meetings, the Audit Committee has reviewed with the management the connected transactions, interim and annual reports of the Group, the accounting principles and practices adopted by the Group, the auditing, internal controls and financial reporting matters including the review of the audited financial statements for the year ended 31st March, 2005.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the year.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company has complied throughout the year ended 31st March, 2005 with the guidelines for the Code of Best Practice as set out in Appendix 14 of the Listing Rules, which was still in force prior to 1st January, 2005 and remains applicable to the year under review, save and except that all the Independent Non-Executive Directors of the Company are not appointed for any specific terms but they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Bye-laws of the Company.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers ("the Model Code") as set out in Appendix 10 of the Listing Rules. All directors of the Company confirmed, following specific enquiry by the Company, that they have complied with the required standard set out in the Model Code for the year ended 31st March, 2005.

PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

All the financial and other related information of the Company required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules in force prior to 31st March, 2004, which remains applicable to the results announcement in respect of the accounting period commencing before 1st July, 2004 under the transitional arrangements, will be published on the Stock Exchange's website at http://www.hkex.com.hk in due course.

APPRECIATION

The Group has made another good turnaround after the improving economic environment. On behalf of the Board, I would like to take this opportunity to thank the management and all staff for their concerted effort, commitment and professionalism.

By Order of the Board
CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 13th July, 2005

As at the date of this announcement, the Executive Directors of the Company are Dr Chow Yei Ching (Chairman and Managing Director), Messrs Kuok Hoi Sang (Managing Director), Fung Pak Kwan, Tam Kwok Wing, Kan Ka Hon, Chow Vee Tsung, Oscar and Ho Chung Leung. The Independent Non-Executive Directors of the Company are Mr Wong Wang Fat, Andrew, Dr Chow Ming Kuen, Joseph and Mr Li Kwok Heem, John.

website: http://www.chevalier.com

* *For identification purpose only*

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 025)

NOTICE OF 2005 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of the Company will be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Friday, 9th September, 2005 at 10:30 a.m. for the following purposes:–

As Ordinary Business

1. To receive and consider the audited financial statements and the Reports of the Directors and Auditors for the year ended 31st March, 2005.
2. To declare a final dividend.
3. To re-elect retiring Directors and authorize the Board of Directors to fix their remuneration.
4. To re-appoint Auditors and authorize the Board of Directors to fix their remuneration.

And As Special Business, to consider and, if thought fit, pass with or without modification the following resolutions as Ordinary Resolutions:–

ORDINARY RESOLUTIONS

5. "THAT:

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) the exercise of subscription rights under any share option scheme of the Company or (iii) an issue of shares as scrip dividends pursuant to the Bye-laws of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution and Resolution 6:–

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:–

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-laws of the Company or any applicable law of Bermuda to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in General Meeting.

"Rights Issue" means the allotment, issue or grant of shares pursuant to an offer (open for a period fixed by the Directors of the Company) made to shareholders or any class thereof on the Register of Members of the Company on a fixed record date pro rata to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements of having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. "THAT:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as defined in Resolution 5(d) above) all powers of the Company to repurchase its shares in the capital of the Company, subject to and in accordance with all applicable laws and requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved; and

(b) the aggregate nominal amount of shares to be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company on the date of this Resolution and the authority pursuant to paragraph (a) above shall be limited accordingly."

7. "THAT the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to Ordinary Resolution set out in Resolution 5 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such general mandate the aggregate nominal amount of share in the capital of the Company, repurchased by the Company under the authority granted pursuant to Ordinary Resolution set out in Resolution 6, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of this Resolution."

8. As special business, to consider and, if thought fit, pass the following resolution as a special resolution of the Company:–

SPECIAL RESOLUTION

"THAT the Bye-laws of the Company be and are hereby amended in the following manner:–

(a) By deleting the existing wording for Bye-law 95 and replacing with the following new wording:

"The Directors shall have power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy or as an addition to the Board but so that the number of Directors so appointed shall not exceed the maximum number determined from time to time by the shareholders in general meeting."

(b) By deleting the existing Bye-law 112.(A) in its entirety and substituting therewith a new Bye-law 112.(A) as follows:–

"112.(A) Notwithstanding any other provisions in the Bye-laws but subject to the Statutes, at each annual general meeting one-third of the Directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not less than one-third) shall retire from office by rotation. Every Director shall retire from office no later than the third annual general meeting since the last re-election or appointment of such Director."

(c) By adding the following wording after the existing wording for Bye-law 115:–

"The Company may from time to time in general meeting by Ordinary Resolution elect any person to be a Director either to fill a casual vacancy or as an addition to the Board. Any Director so appointed shall hold office until the next following general meeting of the Company (in the case of filling a casual vacancy) or until the next following annual general meeting of the Company (in the case of an addition to the Board), and shall then be eligible for re-election at the meeting."

By Order of the Board
KAN Ka Hon
Company Secretary

Hong Kong, 29th July, 2005

Principal Place of Business:
22nd Floor, Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay, Hong Kong

Registered Office:
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

Notes:

(a) A member entitled to attend and vote at the meeting convened by this notice is entitled to appoint one or more proxies to attend and, in the event of a poll, to vote in his stead. A proxy need not be a member of the Company.

(b) In order to be valid, a form of proxy, together with the power of attorney or other authority (if any), must be deposited at the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED of G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting.

(c) The Register of Members of the Company will be closed from Monday, 22nd August, 2005 to Friday, 26th August, 2005, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited not later than 4:00 p.m. on Friday, 19th August, 2005.

(d) An explanatory statement regarding the proposals of re-electing the retiring Directors of the Company, granting general mandates to issue new shares and to repurchase own shares, and making amendments to the Bye-laws of the Company has been despatched to the shareholders of the Company together with this notice.

(e) Information on the retiring Directors has been set out in page 2 of the circular of the Company dated 29th July, 2005.

As at the date of this announcement, the Executive Directors of the Company are Dr Chow Yei Ching (Chairman and Managing Director), Messrs Kuok Hoi Sang (Managing Director), Fung Pak Kwan, Tam Kwok Wing, Kan Ka Hon, Chow Vee Tsung, Oscar and Ho Chung Leung. The Independent Non-Executive Directors of the Company are Mr Wong Wang Fat, Andrew, Dr Chow Ming Kuen, Joseph and Mr Li Kwok Heem, John.

website: http://www.chevalier.com

* *For identification purpose only*

CHEVALIER

其士國際集團有限公司

（於百慕達註冊成立之有限公司）

二零零四至二零零五年度中期業績報告

中期業績

其士國際集團有限公司(「本公司」)董事欣然公佈本公司及其附屬公司(「本集團」)截至二零零四年九月三十日止六個月之未經審核簡明綜合業績，連同二零零三年同期之未經審核比較數字如下：

簡明綜合收益表

截至二零零四年九月三十日止六個月

		未經審核 截至九月三十日止六個月	
			(重列)
	附註	二零零四年 港幣千元	二零零三年 港幣千元
營業額	2	**1,794,701**	1,543,430
銷售成本		**(1,506,557)**	(1,273,066)
毛利		**288,144**	270,364
其他經營收入		**39,720**	33,380
經銷成本		**(70,826)**	(67,072)
行政開支		**(44,567)**	(42,918)
其他經營支出		**(27,682)**	(12,306)
重估物業之虧損		**—**	(42,164)
經營溢利	3	**184,789**	139,284
財務費用		**(10,148)**	(19,913)
所佔聯營公司業績		**(1,370)**	(3,273)
所佔共同控制企業業績		**(129)**	(18)
除稅前溢利		**173,142**	116,080
稅項	4	**(32,362)**	(28,693)
未計少數股東權益前溢利		**140,780**	87,387
少數股東權益		**(15,669)**	(12,202)
期內溢利		**125,111**	75,185
中期股息	5	**55,716**	27,571
每股盈利	6		
基本		**44.9仙**	28.3仙
攤薄		**不適用**	不適用
每股中期股息		**20 仙**	10 仙

簡明綜合資產負債表
二零零四年九月三十日

	附註	未經審核 二零零四年 九月三十日 港幣千元	經審核 二零零四年 三月三十一日 港幣千元
非流動資產			
投資物業		**379,047**	380,223
物業、廠房及設備	7	**1,228,116**	1,213,942
發展中物業		**8,460**	8,208
商譽		**44,208**	6,306
負商譽		**(11,604)**	(12,918)
無形資產		**16,142**	8,713
所佔聯營公司權益		**17,841**	43,270
所佔共同控制企業權益		**21,488**	21,743
證券投資		**9,050**	12,026
會所債券		**2,169**	2,169
遞延税項資產		**5,293**	6,043
定期存款		**7,800**	7,800
		1,728,010	1,697,525
流動資產			
存貨		**233,588**	222,253
待售物業		**801,581**	853,109
應收帳款、存出按金及預付款項	8	**1,133,478**	1,087,926
聯營公司應收帳		**9,615**	16,544
共同控制企業應收賬		**8,248**	3,000
就合約工程應向客戶收取之款項		**373,454**	318,600
證券投資		**959,837**	651,586
合夥項目投資		**5,644**	3,843
有抵押之存款		**2,591**	89,386
銀行結存及等同現金		**839,950**	1,058,805
		4,367,986	4,305,052
流動負債			
應付款項、存入按金及應付費用	9	**1,201,087**	1,174,914
未滿期保險費－一年內到期		**47,424**	102,405
未決保險索償		**314,801**	313,351
聯營公司應付帳		**1,777**	–
共同控制企業應付帳		**913**	352
就合約工程應向客戶支付之款項		**197,940**	165,294
應付票據		**6,342**	11,629
融資性租賃之債務		**1,310**	2,082
遞延服務收益		**23,102**	21,723
課税準備		**27,194**	14,654
銀行貸款		**632,361**	544,539
銀行透支		**4,086**	7,255
其他貸款		**727**	169
		2,459,064	2,358,367

簡明綜合資產負債表 *(續)*
二零零四年九月三十日

	附註	**未經審核 二零零四年 九月三十日 港幣千元**	經審核 二零零四年 三月三十一日 港幣千元
流動資產淨值		**1,908,922**	1,946,685
總資產減流動負債		**3,636,932**	3,644,210
非流動負債			
銀行貸款		**586,556**	702,149
其他貸款		**2,024**	2,194
未滿期保險費－超逾一年		**84,309**	67,110
遞延稅項負債		**75,898**	74,854
融資性租賃之債務		**1,652**	1,275
		750,439	847,582
少數股東權益		**346,674**	322,779
淨資產		**2,539,819**	2,473,849
股本及儲備			
股本	*10*	**348,228**	348,228
儲備	*11*	**2,191,591**	2,125,621
股東資金		**2,539,819**	2,473,849

簡明綜合權益變動表
截至二零零四年九月三十日止六個月

	未經審核 截至九月三十日止六個月 二零零四年 港幣千元	 二零零三年 港幣千元
四月一日之總權益	**2,473,849**	2,199,788
己派股息	**(55,716)**	(684)
發行新股	**–**	16,666
發行新股之費用	**(10)**	(10)
因附屬公司清盤而將資本儲備撥回收益表	**29**	(7)
因收購附屬公司而產生之資本儲備	**581**	–
物業重估之虧損	**–**	(1,553)
換算海外附屬公司、聯營公司及共同控制企業的財務報告所產生之滙兌差額	**(4,025)**	249
期內溢利	**125,111**	75,185
九月三十日之總權益	**2,539,819**	2,289,634

簡明綜合現金流動表
截至二零零四年九月三十日

	未經審核 截至九月三十日止六個月 二零零四年 *港幣千元*	 二零零三年 *港幣千元*
經營業務之現金(支出)注入淨額	**(126,651)**	200,431
投資業務注入(支出)之現金淨額	**30,924**	(64,401)
融資業務之現金支出淨額	**(119,327)**	(25,501)
現金及等同現金淨額之(減少)增加	**(215,054)**	110,529
期初之現金及等同現金結存	**1,051,550**	764,486
匯率變動之影響	**(632)**	3,004
期末之現金及等同現金結存	**835,864**	878,019
現金及等同現金結餘之分析		
現金結存及等同現金	**839,950**	883,535
銀行透支	**(4,086)**	(5,516)
	835,864	878,019

簡明財務報告附註

截至二零零三年九月三十日止六個月

1. 主要會計政策

此中期簡明財務報表乃根據香港會計師公會頒佈之會計實務準則第二十五號「中期財務報告」之規定編製。

此中期簡明財務報表所採納之會計政策乃與本集團截至二零零四年三月三十一日止已審核之財務報表中所載之主要會計政策相符。

2. 營業額

本集團營業額及盈利貢獻以業務區劃及營業額以地區區劃之分析如下：

(甲) 業務區劃

截至二零零四年九月三十日止六個月

	持續營運					
	建築及機械工程 *港幣千元*	**保險及投資** *港幣千元*	**物業及酒店營運** *港幣千元*	**資訊科技** *港幣千元*	**其他** *港幣千元*	**綜合** *港幣千元*
營業額						
營業總額	986,404	134,020	205,092	294,683	216,737	1,836,936
分類之間營業額	(134)	(7,544)	(20,937)	(4,646)	(8,974)	(42,235)
對外營業額	986,270	126,476	184,155	290,037	207,763	1,794,701

各業務分類間的交易價格由管理層依據市場價格釐定。

業績						
分類業績	83,708	20,646	66,133	1,480	11,703	183,670
未分配之費用						(3,812)
利息收入						4,931
經營溢利						184,789
利息支出						(10,148)
所佔聯營公司業績	(1,201)	–	–	(24)	(145)	(1,370)
所佔共同控制企業業績	(117)	–	(12)	–	–	(129)
除稅前溢利						173,142
稅項						(32,362)
未計少數股東權益前溢利						140,780
少數股東權益						(15,669)
期內溢利						125,111

簡明財務報告附註 *(續)*

2. 營業額 *(續)*

(甲) 業務區劃 *(續)*

截至二零零三年九月三十日止六個月

	持續營運					終止營運	
	建築及機械工程 *港幣千元*	保險及投資 *港幣千元*	物業及酒店營運 *港幣千元*	資訊科技 *港幣千元*	其他 *港幣千元*	通訊服務及一般商品貿易 *港幣千元*	綜合 *港幣千元*
營業額							
營業總額	760,428	165,436	172,490	262,473	220,633	917	1,582,377
分類之間營業額	(106)	(10,640)	(19,392)	(558)	(8,220)	(31)	(38,947)
對外營業額	760,322	154,796	153,098	261,915	212,413	886	1,543,430

各業務分類間的交易價格由管理層依據市場價格釐定。

	建築及機械工程 *港幣千元*	保險及投資 *港幣千元*	物業及酒店營運 *港幣千元*	資訊科技 *港幣千元*	其他 *港幣千元*	通訊服務及一般商品貿易 *港幣千元*	綜合 *港幣千元*
業績							
分類業績	88,854	31,426	49,976	3,290	3,904	577	178,027
未分配之費用							(1,053)
利息收入							4,474
重估物業之虧損	–	–	(42,164)	–	–	–	(42,164)
經營溢利							139,284
利息支出							(19,913)
所佔聯營公司業績	(1,126)	–	–	(235)	(1,912)	–	(3,273)
所佔共同控制企業業績	2	–	(20)	–	–	–	(18)
除稅前溢利							116,080
稅項							(28,693)
未計少數股東權益前溢利							87,387
少數股東權益							(12,202)
期內溢利							75,185

簡明財務報告附註（續）

2. **營業額**（續）

（乙）地區區劃

	截至九月三十日止六個月 營業額 二零零四年 港幣百萬元	二零零三年 港幣百萬元
香港	**1,162**	1,039
中國	**110**	83
新加坡	**96**	92
泰國	**36**	59
加拿大	**165**	171
美國	**51**	50
歐洲	**110**	29
澳洲	**52**	–
其他	**13**	20
	1,795	1,543

3. **經營溢利**

	截至九月三十日止六個月 二零零四年 港幣千元	二零零三年 港幣千元
經營溢利已扣除下列各項目：		
售出存貨之成本	**567,223**	430,132
物業、廠房及設備之折舊	**33,387**	29,316
包括董事酬金之員工開支	**302,965**	262,399
減：撥作合約工程成本	**(29,287)**	(15,167)
	273,678	247,232
營業性租賃費用之支出：		
樓宇	**8,724**	6,859
其他	**5,187**	502

簡明財務報告附註 *(續)*

4. 稅項

	截至九月三十日止六個月	
	二零零四年	二零零三年
	港幣千元	港幣千元
本公司及附屬公司		
本年利得稅		
香港	**23,582**	24,849
海外	**6,730**	4,624
遞延稅項	**1,760**	(1,292)
聯營公司		
香港	**290**	520
海外	**–**	(8)
	32,362	28,693

香港利得稅準備乃根據本集團各公司期內估計應課稅之溢利按稅率17.5%(二零零三年：17.5%)計算。海外之課稅準備乃按照各公司當地之法例估計應課稅溢利計算。

遞延稅項乃根據財務報表內資產及負債的賬面值與計算應課稅溢利時對應的稅基值之間的暫時差異作撥備。

5. 中期股息

	截至九月三十日止六個月	
	二零零四年	二零零三年
	港幣千元	港幣千元
中期股息		
每股港幣20仙予278,582,090股 (二零零三年：每股港幣10仙予275,708,398股)	**55,716**	27,571

簡明財務報告附註（續）

6. 每股盈利

基本之每股盈利乃按以下數據計算：

	截至九月三十日止六個月	
	二零零四年	二零零三年
	港幣千元	港幣千元
就計算基本每股盈利之溢利	125,111	75,185
	普通股數目	
	千股	千股
就計算基本每股盈利之普通股加權平均數	278,582	265,392

每股盈利之計算乃根據期內盈利港幣125,111,000元（二零零三年：港幣75,185,000元）及本公司於本期間經普通股合併之普通股加權平均數278,582,000（二零零三年：265,392,000）股計算。

由於本公司在二零零四年九月三十日止及二零零三年九月三十日止兩期間，均無攤薄潛在普通股，故並無呈列此等期間之每股攤薄盈利。

7. 物業、廠房及設備

截至二零零四年九月三十日止六個月，本集團購買物業、廠房及設備為港幣19,460,000元，出售物業、廠房及設備賬面值為港幣4,758,000元。

簡明財務報告附註（續）

8. 應收帳款、存出按金及預付款項

應收帳款、存出按金及預付款項包括應收貸款港幣721,463,000元（二零零四年三月三十一日：港幣670,862,000元）。

應收貨款之帳齡分析如下：

	二零零四年九月三十日 *港幣千元*	二零零四年三月三十一日 *港幣千元*
0－60天	**597,883**	605,265
61－90天	**26,253**	30,269
逾90天	**97,327**	35,328
總計	**721,463**	670,862

本集團對各個核心業務之客戶已確立指定之信貸政策，給予貿易客戶之平均信貸期為60天。

9. 應付款項、存入按金及應付費用

應付款項、存入按金及應付費用包括應付貨款港幣279,237,000元（二零零四年三月三十一日：港幣283,779,000元）。

應付貨款之帳齡分析如下：

	二零零四年九月三十日 *港幣千元*	二零零四年三月三十一日 *港幣千元*
0－60天	**155,660**	176,528
61－90天	**10,367**	8,418
逾90天	**113,210**	98,833
總計	**279,237**	283,779

簡明財務報告附註 *(續)*

10. 股本

	每股面值港幣1.25元之普通股數目	票面值 *港幣千元*
法定股本：		
於二零零四年三月三十一日及二零零四年九月三十日	540,000,000	675,000
已發行及繳足股本：		
於二零零四年三月三十一日及二零零四年九月三十日	278,582,090	348,228

法定股本及發行股本在截至二零零四年九月三十日止期內並無任何變動。

11. 儲備

	股本溢價	資本儲備	資本贖回儲備	物業重估儲備	外匯兌換淨動儲備	股息儲備	保留溢利	總額
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
於二零零四年四月一日	417,860	269,334	7,526	116,543	2,799	55,716	1,255,843	2,125,621
二零零四年已派股息	–	–	–	–	–	(55,716)	–	(55,716)
發行新股之費用	(10)	–	–	–	–	–	–	(10)
因附屬公司清盤而撥轉	–	29	–	–	–	–	–	29
收購附屬公司	–	581	–	–	–	–	–	581
換算海外附屬公司、聯營公司及共同控制企業的財務報告所產生之匯兌差額	–	–	–	–	(4,025)	–	–	(4,025)
本期之溢利	–	–	–	–	–	–	125,111	125,111
中期股息	–	–	–	–	–	55,716	(55,716)	–
於二零零四年九月三十日	417,850	269,944	7,526	116,543	(1,226)	55,716	1,325,238	2,191,591

簡明財務報告附註 *(續)*

12. 或然負債

於二零零四年九月三十日，本集團及公司尚未清結之或然負債如下：

(甲) 鑑於本集團自興建「私人參與居者有其屋計劃」之工程後，務須履行樓宇保養及維修工程，本公司或然負債為對銀行提供擔保約共港幣124,200,000元（二零零四年三月三十一日：港幣257,200,000元）。

(乙) 本公司對附屬公司及聯營公司作出被動用銀行信貸服務及履行合約擔保分別為港幣847,300,000元（二零零四年三月三十一日：港幣945,669,000元）及港幣242,347,000元（二零零四年三月三十一日：港幣405,435,000元）。

(丙) 本公司以分期付款方式購買本集團之設備而作出之擔保所引致之或然負債為港幣861,000元（二零零四年三月三十一日：港幣1,753,000元）。

13. 資本承擔

	本集團	
	二零零四年九月三十日 *港幣千元*	二零零四年三月三十一日 *港幣千元*
就投資合夥項目已訂合約但未在財務報告內計提之資本承擔	**17,873**	19,667

簡明財務報告附註 *(續)*

14. 營業性租賃

本集團作為承租人

本集團根據不可撤銷之營業租賃而須於未來支付之最低租賃金額如下：

	二零零四年九月三十日	二零零四年三月三十一日
	港幣千元	*港幣千元*
租約屆滿期：		
一年內	**8,192**	5,906
二至五年內	**13,188**	3,629
超逾五年	**10,774**	–
	32,154	9,535

租約之商討及租金之訂定平均期限為兩年。

本集團作為出租人

本集團根據不可撤銷之營業性租賃而在未來應收的最低租賃金額如下：

	二零零四年九月三十日	二零零四年三月三十一日
	港幣千元	*港幣千元*
租約屆滿期：		
一年內	**37,786**	35,845
二至五年內	**25,030**	11,352
	62,816	47,197

出租年期為一至五年。

15. 比較數字

為符合本期內財務報表之呈列方式，若干比較數字已作出調整。

中期股息

董事會議決派發截至二零零四年九月三十日止六個月之中期股息每股港幣二十仙（二零零三年：港幣十仙），並將於二零零五年一月十四日星期五派發予在二零零五年一月七日星期五名列於本公司股東名冊內之股東。

暫停股份過戶登記

本公司將於二零零五年一月三日星期一至二零零五年一月七日星期五（首尾兩天包括在內）暫停辦理股份過戶登記手續。為確保獲得派發上述之中期股息，持有本公司股份人士，請於二零零四年十二月三十一日星期五下午四時前，將所有股份過戶文件連同有關股票，送達本公司之香港股份過戶登記分處標準証券登記有限公司，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下，以便辦理過戶登記手續。

管理層討論及分析

截至二零零四年九月三十日止六個月，本集團業務持續增長，營業額及溢利均錄得增長。本集團的營業額由上年同期港幣15億元增加16.3%至港幣18億元，而期內之純利則由上年同期港幣7千5百萬元，大幅增加66.4%至港幣1.25億元。其中尤以物業部門之表現最為理想；出租物業及冷藏倉庫之收益均錄得不俗增長。

建築及機械工程

該部門之營業額由港幣7.6億元增至港幣9.86億元。主要由於管道技術業務增長帶動，加上上年度完成私有化項目後，建築及土木工程部門之營業額亦併入綜合帳內。

升降機及電扶梯

升降機及電扶梯市場之競爭持續劇烈，故該部門營業額及收益稍有回落。期內主要升降機及電扶梯的安裝合約包括為如心廣場、香港四季酒店及政府建築署之學校改善計劃內的學校。

玻璃幕牆及鋁窗

鑒於香港及中國內地之大型合約減少，該部門手頭合約亦有所減少。期內主要的合約包括東涌站東薈酒店發展及上水天平山之住宅發展項目。

管道技術
與去年同期比較，管道技術業務營業額大幅增長。在香港，「免開掘」技術深受市場歡迎，該部門獲得多項大型公共及私營機構合約。本集團於歐洲持有59%權益之附屬公司－NordiTube Technologies AB期內之營業額及邊際利潤均有顯著改善。至於本集團於澳洲持有74%權益之附屬公司－Rib Loc Group Limited經改組後亦已回復增長軌道。現時，本集團已於香港、中國、新加坡、台灣、印度、歐洲、澳洲及中東地區穩立站腳。

建築及土木工程
建築及土木工程部門手頭工程項目總值約港幣8.5億元。期內，新的建築合約包括為香港科技大學興建香港賽馬會創新科技中心、為英基學校協會在沙田馬鞍山興建國際學校及在新界元朗興建一所設置三十六間課室的小學。而期內已完成之主要土木工程合約包括將軍澳海港發展一三七區第二期之興建海堤及填海工程及佐敦道第三期填海及餘下工程。

環保及機電工程
該部門之手頭工程項目進展順利，營業額亦有所改善。環保工程合約包括竹篙灣迪士尼樂園發展計劃之清水灌溉泵站、荃灣原水泵房翻新機電設備供應及石湖墟污水廠供應及安裝熱電聯供發電機組。機電工程合約包括中區第三期填海項目重置現有機電設施及抽水站工程、紅磡灣酒店的電力系統安裝及將軍澳醫院沙士病房之機電改善工程。

保險及投資
該保險部門受到激烈的市場競爭影響，營業額由港幣1.55億元減至港幣1.26億元。至於投資市場，期內亦受到非常波動的經濟因素影響，該部門之營業額及溢利亦有所減少。為抵禦不明朗的市場環境，本集團時常監察投資組合並繼續採取審慎的投資策略。本集團主要投資在定期收益及存款上，並將繼續維持平衡投資組合為未來中期至長期帶來穩定收入。

物業及酒店
該部門營業額由港幣1.53億元增至港幣1.84億元。該部門為本集團整體業務表現增長之主要來源，主要由於本港倉儲業務之持續發展及物業市場之復甦。

位於葵涌的一幢十八層高冷藏倉庫全部租出。本集團位於上海之豪華住宅物業亦園的入住率維持80%。而香港及海外投資物業之出租情況亦有所改善。

內地房產物業項目進展良好，項目包括位於成都「翠擁天地二期」、佔地49,000平方米的「世代錦江二期」商住物業及合肥市佔地102,000平方米的「華僑商城」商用物業。

物業管理部門繼續承接多項具規模的公共及私營住宅、商業及工業大廈的管理合約。回顧期內，該部門獲得由職業安全健康局主辦的「最佳物業管理公司職安健管理」比賽優異獎，藉此增加了該部門在行內的聲望。

於回顧期內，中國內地酒店整體的入住率有所改善，而溫哥華酒店業務表現亦保持平穩。

資訊科技及其他業務

資訊科技及網絡方案

該部門的營業額由港幣2.62億元增至港幣2.9億元，其中電腦部門的營業額增長理想，但由於市場劇烈競爭，商業機器部門利潤下降，整體之表現亦受到影響。

汽車及貿易

由於今年消費市場的強勁增長，加拿大汽車代理業務的經營溢利亦有相當增長。縱然市場競爭劇烈，美國西岸食品貿易及分銷業務的成績亦維持於滿意水平。

展望

本集團於二零零四/零五年上半年度表現理想，反映了集團專注於收入及現金流動充裕之平衡業務組合的成果。縱然保險及投資部門的表現未如理想，但物業投資方面的收入，特別是冷藏倉庫業務及出租物業持續擴展所帶來的收入，為本集團帶來整體利潤的增長。管道技術部門，在進行一連串重組後，於期內業績大幅增長。管理層有信心此部門將成為本集團未來一個主要增長的業務。

於二零零四年，香港經濟似乎已於亞洲金融危機及二零零三年沙士爆發的影響中復甦。作為一個細小的開放型經濟，香港仍受到全球經濟不穩的影響，若美國或中國經濟放緩，香港將會受到重大的打擊。惟本集團仍有信心香港來年經濟將持續增長，縱然速度稍慢，香港仍為中國內地經濟對外開放的重要門檻。

展望未來，本集團將繼續採取擴展現時業務的策略及審慎地留意其他投資機會，以為本集團及股東帶來最大的收益。

財務評述

於二零零四年九月三十日，本集團之總資產淨值約為港幣25.4億元（二零零四年三月三十一日：港幣24.74億元）。

於二零零四年九月三十日，總債務與資本比率為48.4%（二零零四年三月三十一日：51%）及淨債務與資本比率為14.9%（二零零四年三月三十一日：4%），此乃將銀行與其他借貸及借貸淨額分別除以總資產淨值港幣25.4億元（二零零四年三月三十一日：港幣24.74億元）而得出之百分比。

於二零零四年九月三十日，本集團之銀行及其他借貸為港幣12.29億元（二零零四年三月三十一日：港幣12.6億元）。現金及銀行結存（包括抵押存款）為港幣8.5億元（二零零四年三月三十一日：港幣11.56億元），而借貸淨額為港幣3.79億元（二零零四年三月三十一日：港幣1.04億元）。本集團大部份借貸之浮動息率乃參照香港銀行同業拆息息率計算。在該等浮息貸款中，約港幣1億元乃透過對掉期息率之固定息率計算（二零零四年三月三十一日：港幣7.5億元）。

期內，財務費用為港幣1.01千萬元（去年同期：港幣1.99千萬元）。

本公司提供公司擔保總值港幣7.6億元（二零零四年三月三十一日：港幣8.78億元），作為授予附屬公司之信貸擔保。

本集團對現金及財務管理採取審慎之庫務政策。為妥善管理風險及降低資金成本，本集團一切庫務事宜均由總公司集中處理。目前大部份現金均為港元或美元短期存款。本集團經常對其資金流動及融資狀況均作出頻密之審核，並不時因應新投資項目或銀行貸款還款期，在維持恰當的負債比率下，尋求新的融資安排。

董事及主要行政人員之證券權益

於二零零四年九月三十日，本公司董事及主要行政人員於本公司及其相聯公司（定義見證券及期貨條例（「證券及期貨條例」）第XV部）之股份、相關股份及債券中所擁有已根據證券及期貨條例第XV部第7及第8分部知會本公司及香港聯合交易所有限公司（「聯交所」）之權益及短倉（包括本公司董事根據上述證券及期貨條例條文被列為或視作擁有之權益及短倉），或必須並已記錄於根據證券及期貨條例第352條規定須予存置之登記冊內之權益及短倉，或根據上市公司董事進行證券交易的標準守則（「標準守則」）須知會本公司及聯交所之權益及短倉如下：

(甲) 本公司權益－股份

		普通股股份數目			權益概約
董事名稱	**身份**	**個人權益**	**家族權益**	**總數**	**百分比**
					(%)
周亦卿	實益擁有人	140,669,359*	–	140,669,359	50.49
郭海生	實益擁有人	98,216	–	98,216	0.04
馮伯坤	實益擁有人	93,479	–	93,479	0.03
簡嘉翰	實益擁有人	29,040	–	29,040	0.01
譚國榮	實益擁有人	169,015	32,473	201,488	0.07
何宗樑	實益擁有人	40,000	–	40,000	0.01

* *周亦卿博士實益持有140,669,359股本公司股份，佔本公司股份約50.49%。該等股份與下段「主要股東之證券權益」所述之股份相同。*

董事及主要行政人員之證券權益 *(續)*

(乙)相聯公司權益－股份

董事名稱	相聯公司	身份	個人權益	普通股股份數目 公司權益	家族權益	總數	權益概約百分比 (%)
周亦卿	其士科技控股有限公司(「其士科技」)	實益擁有人及受控制公司之權益	6,815,854	86,994,933*	–	93,810,787	54.75
郭海生	其士科技	實益擁有人	2,400,000	–	–	2,400,000	1.40
馮伯坤	其士科技	實益擁有人	2,580,000	–	–	2,580,000	1.50
簡嘉翰	其士科技	實益擁有人	451,200	–	–	451,200	0.26
譚國榮	其士科技	實益擁有人	400,000	–	10,400	410,400	0.24

* *周亦卿博士實益持有140,669,359股本公司股份，佔本公司股份約50.49%。根據證券及期貨條例，周博士被視為擁有本公司持有之其士科技股份86,994,933股之權益，周博士並已就此向其士科技作出知會。*

除上文及下文之「購股權計劃」所披露者外，於二零零四年九月三十日，就本公司董事及主要行政人員所知，概無其他人士於本公司或其任何相聯公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益或短倉(包括彼根據上述證券及期貨條例條文被列為或視作擁有之權益或短倉)，或須根據證券及期貨條例第352條規定記錄於該條所述登記冊內之權益或短倉；或須根據標準守則知會本公司及聯交所之權益或短倉。

購股權計劃

本公司股東於二零零二年九月二十日批准本公司一項購股權計劃(「其士國際計劃」)。本公司股東及其士科技股東於二零零二年九月二十日批准另一項購股權計劃(「其士科技計劃」)。其士國際計劃及其士科技計劃完全符合聯交所證券上市規則(「上市規則」)第十七章之規定。於二零零四年九月三十日，並無購股權根據其士國際計劃及其士科技計劃而授出、行使、註銷或失效。於期初及期結，並無其士國際計劃及其士科技計劃尚未行使之購股權之權益。

主要股東之證券權益

於二零零四年九月三十日，就本公司董事及主要行政人員所知，下列人士或法團於本公司股份或相關股份中所擁有須根據證券及期貨條例第XV部第2及3分部的條文向本公司披露，及須記錄於本公司根據證券及期貨條例第336條置存之記錄冊內之權益或短倉如下：

主要股東	持股數量	佔已發行股本概約百分比 (%)
周亦卿	140,669,359	50.49
宮川美智子	140,669,359 *(附註)*	50.49

附註： 根據證券及期貨條例第XV部，周博士之配偶宮川美智子女士被視為擁有該等140,669,359股由周博士持有之股份。

除上文所披露者外，於二零零四年九月三十日，就本公司董事及主要行政人員所知，概無任何其他人士於本公司或其任何相聯公司之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第2及第3分部向本公司披露之權益或短倉，及須記錄於本公司根據證券及期貨條例第336條置存之記錄冊內，或直接或間接持有任何類別股本（附有權利在任何情況下可於本公司之股東大會上投票之股本）面值百分之五或以上權益。

購買股份或債券之安排

除本公司及其士科技採納之購股權計劃外，於期內任何時間，本公司或其任何附屬公司並無參與任何安排，使本公司董事透過購買本公司或其他公司之股份或債券而獲得利益。

僱員及薪酬制度

於二零零四年九月三十日，本集團全球僱用約4,200名全職員工。期內之員工總開支約為港幣3.03億元。本集團之薪酬制度乃根據僱員之工作性質、市場趨勢、公司業績及個別員工之表現而作出定期評估。其他員工福利包括酌情發放花紅獎償、醫療計劃、退休金計劃及僱員購股權計劃。

審核委員會

審核委員會按上市規則之規定成立，並於年內舉行兩次會議。審核委員會成員包括本公司所有獨立非執行董事黃宏發先生、周明權博士及李國謙先生(於二零零四年九月三十日獲委任)。審核委員會在期內與管理層審閱本集團所採納之會計原則及實務，並討論核數、內部監管及財務申報等事項，其中包括審閱未經審核中期財務報表。

購買、出售或贖回上市證券

截至二零零四年九月三十日止六個月，本公司或其任何附屬公司並無購買、出售或贖回本公司之任何上市證券。

最佳應用守則

董事認為本公司於期內均遵守上市規則附錄十四所載之最佳應用守則的指引，惟本公司所有獨立非執行董事並無明確任期，但須根據本公司之公司細則規定於本公司之股東週年大會上輪值告退並膺選連任。

董事進行證券交易的標準守則

本公司已採納上市規則附錄十所載之標準守則。本公司已向全體董事作出特定查詢，以確定董事於截至二零零四年九月三十日止六個月內是否已遵守標準守則所規定之標準，全體董事已確認彼等已遵守該等標準。

致謝

本集團已成功應付不明朗經濟環境帶來的危機，並返回增長的軌道上。本人謹藉此機會，代表董事會對全體管理層及員工的努力、堅持及專業，深表謝意 。

承董事會命
主席兼董事總經理
周亦卿

香港，二零零四年十二月十日

網址：http://www.chevalier.com

AUDIT COMMITTEE

The Audit Committee, which was established pursuant to the requirements of the Listing Rules, met twice in the year. Members of the Audit Committee include all the Independent Non-Executive Directors of the Company, namely Messrs WONG Wang Fat, Andrew, CHOW Ming Kuen, Joseph and LI Kwok Heem, John (who was appointed on 30th September 2004). During the period, the Audit Committee has reviewed with the Management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including the review of unaudited interim financial statements.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the six months ended 30th September, 2004.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company has complied with the guidelines for the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the period, save and except that all independent non-executive directors of the Company are not appointed for any specific terms but they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Bye-laws of the Company.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules. All directors of the Company confirmed, following specific enquiry by the Company, that they have complied with the required standard set out in the Model Code during the six months ended 30th September, 2004.

APPRECIATION

The Group has successfully weathered the challenge arising from the unsettled economic environment and has been back on the growth track. On behalf of the Board, I would like to take this opportunity to thank the Management and all staff for their concerted effort, commitment and professionalism.

By Order of the Board
CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 10th December, 2004

website: http://www.chevalier.com

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SECURITIES

As at 30th September, 2004, so far as is known to the Directors and the chief executives of the Company, the interests and short positions of the persons or corporations in the shares or underlying shares of the Company which have been disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under S336 of the SFO were as follows:

Substantial Shareholder	Number of shares held	Approximate percentage of interest (%)
CHOW Yei Ching	140,669,359	50.49
MIYAKAWA Michiko	140,669,359 *(Note)*	50.49

Note: Under Part XV of the SFO, Ms. Miyakawa Michiko, the spouse of Dr. Chow, is deemed to be interested in the same parcel of 140,669,359 shares held by Dr. Chow.

'ave as disclosed above, as at 30th September, 2004, so far as is known to the Directors and the hief executives of the Company, no other person has interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations which were required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under S336 of the SFO, or, were directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company.

ARRANGEMENT FOR ACQUISITION OF SHARES OR DEBENTURES

xcept for the share option schemes adopted by the Company and CiTL at no time during the eriod was the Company or any of its subsidiaries a party to any arrangement to enable the irectors of the Company to acquire benefits by means of the acquisition of shares in or ebentures of the Company or any other body corporate.

MPLOYEES AND REMUNERATION POLICIES

s at 30th September, 2004, the Group employed approximately 4,200 full time staff globally. tal staff costs amounted to approximately HK$303 million for the period under review. The muneration policies are reviewed periodically on the basis of the nature of job, market trend, mpany performance and individual performance. Other staff benefits include bonuses awarded a discretionary basis, medical schemes, retirement schemes and employees' share option heme.

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS IN SECURITIES *(Continued)*

(b) Interests in Associated Corporation – Shares

Name of Directors	Associated corporation	Capacity	Number of ordinary shares: Personal interests	Corporate interests	Family interests	Total	Approximate percentage of interest (%)
CHOW Yei Ching	Chevalier iTech Holdings Limited ("CiTL")	Beneficial owner and Interest of controlled corporation	6,815,854	86,994,933*	–	93,810,787	54.75
KUOK Hoi Sang	CiTL	Beneficial owner	2,400,000	–	–	2,400,000	1.40
FUNG Pak Kwan	CiTL	Beneficial owner	2,580,000	–	–	2,580,000	1.50
KAN Ka Hon	CiTL	Beneficial owner	451,200	–	–	451,200	0.26
TAM Kwok Wing	CiTL	Beneficial owner	400,000	–	10,400	410,400	0.24

* *Dr CHOW Yei Ching had notified CiTL that under the SFO, he was deemed to be interested in 86,994,933 shares in CiTL which were all held by the Company as Dr Chow beneficially owned 140,669,359 shares, representing approximately 50.49% of the issued share capital of the Company.*

Save as disclosed above and in "Share Option Schemes" below, as at 30th September, 2004, so far as is known to the Directors and the chief executives of the Company, no other person has interests or short positions in the shares, underlying shares and debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have taken under such provisions of the SFO); or are required, pursuant to S352 of the SFO, to be recorded in the register referred to therein; or are required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

SHARE OPTION SCHEMES

A share option scheme of the Company ("the CIHL Scheme") was approved by the shareholders of the Company on 20th September, 2002. Another share option scheme of CiTL, the subsidiary of the Company ("the CiTL Scheme") was also approved by the shareholders of CiTL and the shareholders of the Company on 20th September, 2002. The CIHL Scheme and the CiTL Scheme fully comply with Chapter 17 of the Rules Governing the Listing of Securities on the Stock Exchange ("the Listing Rules"). As at 30th September, 2004, no share option was granted, exercised, cancelled or lapsed under the CIHL Scheme and the CiTL Scheme. There was no outstanding option under the CIHL Scheme and the CiTL Scheme at the beginning and at the end of the period.

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS IN SECURITIES

As at 30th September, 2004, the interests and short positions of the Directors and the chief executives of the Company in the shares, underlying shares and debentures of the Company and its associated corporations, within the meaning of Part XV of Securities and Futures Ordinance ("the SFO"), which have been notified to the Company and The Stock Exchange of Hong Kong Limited ("the Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have taken under such provisions of the SFO), or which were required to be recorded in the register to be kept by the Company pursuant to S352 of the SFO or as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") were as follows:

(a) ***Interests in the Company – Shares***

Name of Directors	Capacity	Number of ordinary shares Personal interests	Family interests	Total	Approximate percentage of interest (%)
CHOW Yei Ching	Beneficial owner	140,669,359 *	–	140,669,359	50.49
KUOK Hoi Sang	Beneficial owner	98,216	–	98,216	0.04
FUNG Pak Kwan	Beneficial owner	93,479	–	93,479	0.03
KAN Ka Hon	Beneficial owner	29,040	–	29,040	0.01
TAM Kwok Wing	Beneficial owner	169,015	32,473	201,488	0.07
Ho Chung Leung	Beneficial owner	40,000	–	40,000	0.01

* *Dr CHOW Yei Ching beneficially owned 140,669,359 shares of the Company, representing approximately 50.49% of the issued share capital of the Company. These shares were same as those shares disclosed in the section "Substantial Shareholders' Interests in Securities" below.*

In 2004, Hong Kong appears to have fully recovered from the impact of the Asian financial crisis and the outbreak of SARS in 2003. As a small open economy, Hong Kong remains vulnerable to global fluctuation, and could be hit hard by economic slowdown in either the US or China. The Group, however, remains confident that Hong Kong will continue to grow next year, though at a slower pace, as Hong Kong is ideally an important gateway to the Mainland and is poised to take advantage of the emergence of China as a global economic power house.

Looking forward, the Group will continue its strategies of expanding its existing businesses and prudently reviewing other investment opportunities in order to bring maximum benefits to the Group and its shareholders.

FINANCIAL REVIEW

As at 30th September, 2004, the Group's total net assets amounted to approximately HK$2,540 million (HK$2,474 million as at 31st March, 2004).

As at 30th September, 2004, total debt to equity ratio was 48.4% (51% as at 31st March, 2004) and net debt to equity ratio was 14.9% (4% as at 31st March, 2004), which are expressed as a percentage of bank and other borrowings, and net borrowings respectively, over the total net assets of HK$2,540 million (HK$2,474 million as at 31st March, 2004).

As at 30th September, 2004, the Group's bank and other borrowings amounted to HK$1,229 million (HK$1,260 million as at 31st March, 2004). Cash and deposit at bank including pledged deposits amounted to HK$850 million (HK$1,156 million as at 31st March, 2004) and net borrowings amounted to HK$379 million (HK$104 million as at 31st March, 2004). Most of the borrowings are carrying floating interest rates based on Hong Kong Interbank Offering Rates. Among those floating rate loans, HK$100 million are hedged to fixed rates through Interest Rate Swap Agreements (HK$750 million as at 31st March, 2004).

Finance costs for the period amounted to HK$10.1 million (HK$19.9 million for the corresponding period last year).

The Company has provided guarantees in respect of loan facilities granted to subsidiaries amounting to HK$760 million (HK$878 million as at 31st March, 2004).

The Group adopts conservative treasury policies in cash and financial management. To achieve better risk control and minimise cost of funds, the Group's treasury activities are centralised. Cash is generally placed in short-term deposits mostly denominated in Hong Kong or US dollars. The Group's liquidity and financing requirements are frequently reviewed. In anticipating new investments or maturity of bank loans, the Group will consider new financing while maintaining an appropriate level of gearing.

The storage capacity of the 18-storey cold storage warehouse in Kwai Chung was fully occupied. The Group's luxury residential property in Shanghai Chevalier Place, maintained an occupancy rate of approximately 80%. Rental from other investment properties in Hong Kong and overseas also improved.

Progress of real estate projects in the Mainland was satisfactory. They included a deluxe residential project "City Oasis II", a 49,000 sq.m. commercial and residential establishment "ShiDaiJinJiang II" in Chengdu, and a 102,000 sq.m. commercial property development project "HuaQiaoShangCheng" in Hefei.

The property management division maintained a number of sizable management contracts from both the public and private residential, commercial and industrial buildings. During the period, the division also won the merit award of the "Best Property Management Companies (Occupational Safety and Health) Competition" held by the Occupational Safety and Health Council, adding to its excellent reputation in the industry.

The overall occupancy rate of hotels in the PRC improved while that of the hotel in Vancouver was stable during the period under review.

IT & Other Business

Information Technology and Network Solutions

The turnover of this sector increased from HK$262 million to HK$290 million. The computer division's turnover increased satisfactorily. Such performance, however, was offset by the decline in profit of the business machine division due to keen competition and the overall performance was affected.

Motor Vehicles and trading

The operating profit of the automobile business in Canada improved substantially with the country's consumer market experiencing strong growth this year. Despite the competitive market, the trading, distribution and wholesale businesses of food products in the West Coast of the US sustained satisfactory results.

PROSPECTS

The Group's excellent performance in the first half of 2004/05 demonstrated the success of its balanced business portfolio with focus on generating strong income and cash flow. Despite the slowdown in the insurance and investment sector, returns on investment in property sector, especially those from the cold storage business and rental property, continued to expand, leading to the growth in the Group's overall profitability. Turnover of the pipe technology group increased substantially during the period after a series of reorganization. The management is confident that the division will become the Group's major growth segment in the near future.

Pipe Technologies

Turnover of the pipe technologies business grew substantially when compared with the same period last year. In Hong Kong, the division secured various large contracts from both the public and private sectors as the benefits of "no-dig" pipe technologies are appreciated by the market. The Group's 59% owned subsidiary in Europe, NordiTube Technologies AB, saw substantial improvement in both turnover and profit margin during the period; and the Group's 74% owned subsidiary in Australia, Rib Loc Group Limited, was restructured to realign its growth track. At present, the Group has strong foothold in Hong Kong, China, Singapore, Taiwan, India, Europe, Australia and the Middle East.

Building Construction and Civil Engineering

The total value of the Group's building construction and civil engineering works on hand amounted to approximately HK$850 million. New construction contracts undertaken during the period included the construction of the Hong Kong Jockey Club Enterprise Centre at The Hong Kong University of Science and Technology, an international school of the English Schools Foundation in Ma On Shan, Shatin and a 36-Classroom Primary School in Yuen Long, the New Territories. Major civil engineering contracts completed during the period included the Stage 2 Construction of Seawalls and Reclamation at Tseung Kwan O Port Development Area 137 and Jordan Road Reclamation Phase III and Remaining Engineering Works.

Environmental, Electrical and Mechanical Engineering

The turnover of these divisions improved with all the projects on hand progressing smoothly. The environmental contracts included the installation of Irrigation Pumping Station at Penny Bay Development, replacement of Mechanical and Electrical Equipment in the Tsuen Wan Raw Water Pumping Station and a newly awarded contract for Combined Heat and Power Generating Set of the Shek Wu Hui Sewage Treatment Works. The Electrical and Mechanical contracts included the Mechanical & Electrical facilities and pumping stations for Central Reclamation Phase III and electrical installation of hotel development in Hunghom Bay and improvement works for the SARS Ward of Tseung Kwan O Hospital.

Insurance and investment

The turnover of this sector decreased from HK$155 million to HK$126 million. The growth in insurance business was hindered by keen market competition. As for the investment market, it was extremely volatile during the period leading to decline in turnover and profit from this sector. Coping with the uncertain market environment during the reporting period, we closely monitored our portfolio and continued our prudent investment strategy. The majority of the Group's investments are in fixed income and deposits. It will continue to maintain a balanced portfolio in order to generate stable income in the medium to long term.

Property and Hotel

The turnover of this sector increased from HK$153 million to HK$184 million. This sector was the major growth driver for the overall performance of the Group, helped by the continuous strong growth of the warehousing business and the recovery of the property market in Hong Kong.

INTERIM DIVIDEND

The Board of Directors has resolved to declare an interim dividend of HK 20 cents (2003: HK10 cents) per share for the six months ended 30th September, 2004 payable on Friday, 14th January, 2005 to shareholders whose names appear on the Register of Members of the Company on Friday, 7th January, 2005.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 3rd January, 2005 to Friday, 7th January, 2005, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the above interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:00 p.m. on Friday, 31st December, 2004.

MANAGEMENT DISCUSSION AND ANALYSIS

During the six months ended 30th September, 2004, the Group continued its growth momentum and recorded an increase both in turnover and profit. The Group's turnover increased by 16.3% from last period's HK$1.5 billion to this period's HK$1.8 billion, and net profit increased a tremendous 66.4% from HK$75 million last period to this period's HK$125 million. The property sector, in particular, performed exceptionally well with income from rental property and cold storage warehouse reporting substantial growth.

Construction and Engineering

The turnover of this sector increased from HK$760 million to HK$986 million. This was mainly due to the increase in business volume of the pipe technology division and the consolidation of the building construction and civil engineering division after its privatization was completed last financial year.

Lifts and Escalators

The lifts and escalators market remained extremely competitive and the division's both turnover and profit decreased slightly. Major contracts undertaken during the period included the supply and installation of lifts and escalators at Nina Tower, the Hong Kong Four Seasons Hotel and various schools under the School Improvement Programme of the Architectural Services Department.

Aluminium Windows and Curtain Walls

This division's contracts on hand lessened due to the decrease in large-scale contracts in Hong Kong and Mainland China. Contracts undertaken in the period included the Tung Chung Station Citygate Hotel Development and residential development in Tin Ping Shan, Sheung Shui.

NOTES TO CONDENSED FINANCIAL STATEMENTS *(Continued)*

14. Operating leases

The Group as lessee

The Group had future minimum lease payments under non-cancellable operating leases as follows:

	30th September, 2004	31st March, 2004
	HK$'000	*HK$'000*
Leases which expire:		
Within one year	**8,192**	5,906
In the second to fifth years inclusive	**13,188**	3,629
Over five years	**10,774**	–
	32,154	9,535

Leases are negotiated and rentals are fixed for an average term of two years.

The Group as lessor

The Group had future minimum lease payments receivable under non-cancellable operating leases as follows:

	30th September, 2004	31st March, 2004
	HK$'000	*HK$'000*
Leases which expire:		
Within one year	**37,786**	35,845
In the second to fifth years inclusive	**25,030**	11,352
	62,816	47,197

The lease terms ranged from one year to five years.

15. Comparative figures

Certain comparative figures have been reclassified in order to conform with the presentation of current period.

NOTES TO CONDENSED FINANCIAL STATEMENTS *(Continued)*

12. Contingent liabilities

At 30th September, 2004, the Group and the Company had the following contingent liabilities:

(a) The company had contingent liabilities in respect of counter-indemnities given to bankers and insurance institutions for their guarantees amounting to approximately HK$124,200,000 (31st March, 2004: HK$257,200,000) issued in respect of the Group's performance for maintenance and remedial work for Private Sector Participation Scheme projects completed by the Group.

(b) The Company issued guarantees for banking facilities utilized and performance bonds extended to its subsidiaries and an associate amounting to HK$847,300,000 (31st March, 2004: HK$945,669,000) and HK$242,347,000 (31st March, 2004: HK$405,435,000).

(c) The Company had contingent liabilities of HK$861,000 (31st March, 2004: HK$1,753,000) in respect of guarantees given to lessors for leasing the Group's equipment.

13. Capital commitment

	THE GROUP	
	30th September, 2004 ***HK$'000***	31st March, 2004 *HK$'000*
Capital expenditure contracted for but not provided in the financial statements in respect of investment in partnership	**17,873**	19,667

NOTES TO CONDENSED FINANCIAL STATEMENTS *(Continued)*

10. Share capital

	Number of ordinary shares of HK$1.25 each	Nominal Value *HK$'000*
Authorised:		
At 31st March, 2004 and 30th September, 2004	540,000,000	675,000
Issued and fully paid:		
At 31st March, 2004 and 30th September, 2004	278,582,090	348,228

There was no change in the authorised and issued share capital during the period under review.

11. Reserves

	Share premium *HK$'000*	Captial reserve *HK$'000*	Capital redemption reserve *HK$'000*	Properties revaluation reserve *HK$'000*	Exchange fluctuation reserve *HK$'000*	Dividend reserve *HK$'000*	Retained profits *HK$'000*	Total *HK$'000*
At 1st April, 2004	417,860	269,334	7,526	116,543	2,799	55,716	1,255,843	2,125,621
Final dividend for 2004 paid	-	-	-	-	-	(55,716)	-	(55,716)
Share issue expenses	(10)	-	-	-	-	-	-	(10)
Release on liquidation of subsidiaries	-	29	-	-	-	-	-	29
Acquisition of subsidaries	-	581	-	-	-	-	-	581
Exchange difference arising on translation of financial statements of overseas subsidiaries, associates and jointly controlled entities	-	-	-	-	(4,025)	-	-	(4,025)
Net profits for the period	-	-	-	-	-	-	125,111	125,111
Dividend	-	-	-	-	-	55,716	(55,716)	-
At 30th September, 2004	417,850	269,944	7,526	116,543	(1,226)	55,716	1,325,238	2,191,591

NOTES TO CONDENSED FINANCIAL STATEMENTS *(Continued)*

8. Debtors, deposits and prepayments

Included in debtors, deposits and prepayments are trade debtors of HK$721,463,000 (31st March, 2004: HK$670,862,000).

The ageing analysis of trade debtors is as follows:

	30th September, 2004	31st March, 2004
	HK$'000	*HK$'000*
0-60 days	**597,883**	605,265
61-90 days	**26,253**	30,269
Over 90 days	**97,327**	35,328
Total	**721,463**	670,862

The Group has established different credit policies for customers in each of its core businesses. The average credit period granted to trade debtors was 60 days.

9. Creditors, deposits and accruals

Included in creditor, deposits and accruals are trade creditors of HK$279,237,000 (31st March, 2004: HK$283,779,000).

The ageing analysis of trade creditors is as follows:

	30th September, 2004	31st March, 2004
	HK$'000	*HK$'000*
0-60 days	**155,660**	176,528
61-90 days	**10,367**	8,418
Over 90 days	**113,210**	98,833
Total	**279,237**	283,779

NOTES TO CONDENSED FINANCIAL STATEMENTS *(Continued)*

6. Earnings per share

The calculation of the basic earnings per share is based on the following data:

	Six months ended 30th September, 2004	2003
	HK$'000	*HK$'000*
Earnings for the purposes of basic earnings per share	**125,111**	75,185
	Number of shares	
	'000	*'000*
Weighted average number of ordinary shares for the purpose of basic earnings per share	**278,582**	265,392

Basic earnings per share is calculated based on the profit for the period of HK$125,111,000 (2003: HK$75,185,000) and on the weighted average number of 278,582,000 (2003: 265,392,000) ordinary shares issued, which have been adjusted for the consolidation of the Company's ordinary shares during the period.

Diluted earnings per share is not shown as there is no dilutive potential ordinary share outstanding throughout the periods ended 30th September 2004 and 30th September 2003.

7. Property, plant and equipment

For the six months ended 30th September, 2004, the Group acquired property, plant and equipment of HK$19,460,000 and disposal of property, plant and equipment with a carrying amount of HK$4,758,000.

NOTES TO CONDENSED FINANCIAL STATEMENTS *(Continued)*

4. Taxation

	Six months ended 30th September, 2004	
	2004	2003
	HK$'000	*HK$'000*
The Company and subsidiaries		
Current year profits tax		
Hong Kong	**23,582**	24,849
Overseas	**6,730**	4,624
Deferred taxation	**1,760**	(1,292)
Associates		
Hong Kong	**290**	520
Overseas	**–**	(8)
	32,362	28,693

Hong Kong profits tax has been provided for at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits for the period. Provision for overseas taxation is calculated based on the applicable local legislation on the estimated assessable profits of the individual company concerned.

Deferred tax has been provided for temporary differences between the carring amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profits.

5. Interim dividend

	Six months ended 30th September, 2004	
	2004	2003
	HK$'000	*HK$'000*
Interim dividend		
HK$20 cents per share on 278,582,090 shares		
(2003: HK$10 cents per share on 275,708,398 shares)	**55,716**	27,571

NOTES TO CONDENSED FINANCIAL STATEMENTS *(Continued)*

2. **Turnover** *(Continued)*

(b) By geographical segments

	Six months ended 30th September, Turnover	
	2004	2003
	HK$'Million	*HK$'Million*
Hong Kong	**1,162**	1,039
Mainland China	**110**	83
Singapore	**96**	92
Thailand	**36**	59
Canada	**165**	171
U.S.A.	**51**	50
Europe	**110**	29
Australia	**52**	–
Others	**13**	20
	1,795	1,543

3. **Profit from operations**

	Six months ended 30th September,	
	2004	2003
	HK$'000	*HK$'000*
Profit from operations is arrived at after charging:		
Cost of inventories recognised as expenses	**567,223**	430,132
Depreciation on property, plant and equipment	**33,387**	29,316
Staff costs including directors' emoluments	**302,965**	262,399
Less: Amount capitalised to contract work	**(29,287)**	(15,167)
	273,678	247,232
Operating lease payments in respect of leasing of:		
Premises	**8,724**	6,859
Others	**5,187**	502

NOTES TO CONDENSED FINANCIAL STATEMENTS *(Continued)*

2. Turnover *(Continued)*

(a) *By business segment (continued)*

For the six months ended 30th September, 2003

	Continuing					Discontinuing	
	Construction and engineering *HK$000*	Insurance and investment *HK$000*	Property and hotel *HK$000*	IT *HK$000*	Others *HK$000*	Tele-communication services and general merchandise trading *HK$000*	Consolidated *HK$000*
Turnover							
Total turnover	760,428	165,436	172,490	262,473	220,633	917	1,582,377
Inter-segment sales	(106)	(10,640)	(19,392)	(558)	(8,220)	(31)	(38,947)
External sales	760,322	154,796	153,098	261,915	212,413	886	1,543,430

Inter-segment sales are charged at prices determined by management with reference to market prices.

	Construction and engineering *HK$000*	Insurance and investment *HK$000*	Property and hotel *HK$000*	IT *HK$000*	Others *HK$000*	Tele-communication services and general merchandise trading *HK$000*	Consolidated *HK$000*
Results							
Segment results	88,854	31,426	49,976	3,290	3,904	577	178,027
Unallocated corporate expenses							(1,053)
Interest income							4,474
Deficit on revaluation of properties	-	-	(42,164)	-	-	-	(42,164)
Profit from operations							139,284
Interest expenses							(19,913)
Share of results of associates	(1,126)	-	-	(235)	(1,912)	-	(3,273)
Share of results of jointly controlled entities	2	-	(20)	-	-	-	(18)
Profit before taxation							116,080
Taxation							(28,693)
Profit before minority interests							87,387
Minority Interests							(12,202)
Net profit for the period							75,185

NOTES TO CONDENSED FINANCIAL STATEMENTS

For the six months ended 30th September, 2004

1. **Significant accounting policies**

The condensed interim financial statements have been prepared in accordance with Statement of Standard Accounting Practice No. 25 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants.

The accounting policies adopted in these condensed interim financial statements have been prepared on a basis consistent with the principal accounting policies as stated in the audited financial statements of the Group for the year ended 31 March 2004.

2. **Turnover**

An analysis of the Group's turnover and contribution to operating profit by business segments and turnover by geographical segments are as follows:

(a) ***By business segments***

For the six months ended 30th September, 2004

	Continuing					
	Construction and engineering *HK$000*	Insurance and investment *HK$000*	Property and hotel *HK$000*	IT *HK$000*	Others *HK$000*	Consolidated *HK$000*
Turnover						
Total turnover	986,404	134,020	205,092	294,683	216,737	1,836,936
Inter-segment sales	(134)	(7,544)	(20,937)	(4,646)	(8,974)	(42,235)
External sales	986,270	126,476	184,155	290,037	207,763	1,794,701

Inter-segment sales are charged at prices determined by management with reference to market prices.

Results						
Segment results	83,708	20,646	66,133	1,480	11,703	183,670
Unallocated corporate expenses						(3,812)
Interest income						4,931
Profit from operations						184,789
Interest expenses						(10,148)
Share of results of associates	(1,201)	-	-	(24)	(145)	(1,370)
Share of results of jointly controlled entities	(117)	-	(12)	-	-	(129)
Profit before taxation						173,142
Taxation						(32,362)
Profit before minority interests						140,780
Minority Interests						(15,669)
Net profit for the period						125,111

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
For the six months ended 30th September, 2004

	Unaudited Six months ended 30th September, 2004 HK$'000	2003 HK$'000
Net cash (outflow) inflow from operating activities	**(126,651)**	200,431
Net cash inflow (outflow) from investing activities	**30,924**	(64,401)
Net cash outflow from financing activities	**(119,327)**	(25,501)
(Decrease) Increase in cash and cash equivalent	**(215,054)**	110,529
Cash and cash equivalents at beginning of period	**1,051,550**	764,486
Effect of foreign exchange rate changes	**(632)**	3,004
Cash and cash equivalents at end of period	**835,864**	878,019
Analysis of the balances of cash and cash equivalents		
Bank balances and cash equivalents	**839,950**	883,535
Bank overdrafts	**(4,086)**	(5,516)
	835,864	878,019

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30th September, 2004

	Unaudited Six months ended 30th September, 2004 HK$'000	2003 HK$'000
Total equity at 1st April	**2,473,849**	2,199,788
Dividends paid	**(55,716)**	(684)
Issue of new shares	**–**	16,666
Share issue expenses	**(10)**	(10)
Capital reserve released to income statement on liquidation of subsidiaries	**29**	(7)
Capital reserve arised on acquisition of subsidiaries	**581**	–
Deficit on revaluation of properties	**–**	(1,553)
Exchange difference arising on translation of financial statements of overseas subsidiaries, associates and jointly controlled entities	**(4,025)**	249
Net profit for the period	**125,111**	75,185
Total equity at 30th September	**2,539,819**	2,289,634

CONDENSED CONSOLIDATED BALANCE SHEET *(Continued)*

As at 30th September, 2004

	Notes	**Unaudited 30th September, 2004** **HK$'000**	Audited 31st March, 2004 HK$'000
Net current assets		**1,908,922**	1,946,685
Total assets less current liabilites		**3,636,932**	3,644,210
Non-current liabilities			
Bank loans		**586,556**	702,149
Other loans		**2,024**	2,194
Unearned insurance premiums, due over one year		**84,309**	67,110
Deferred tax liabilites		**75,898**	74,854
Obligations under finance leases		**1,652**	1,275
		750,439	847,582
Minority interests		**346,674**	322,779
NET ASSETS		**2,539,819**	2,473,849
Capital and reserves			
Share capital	*10*	**348,228**	348,228
Reserves	*11*	**2,191,591**	2,125,621
SHAREHOLDERS' FUNDS		**2,539,819**	2,473,849

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30th September, 2004

	Notes	Unaudited 30th September, 2004 HK$'000	Audited 31st March, 2004 HK$'000
Non-current assets			
Investment properties		**379,047**	380,223
Property, plant and equipment	7	**1,228,116**	1,213,942
Properties under development		**8,460**	8,208
Goodwill		**44,208**	6,306
Negative goodwill		**(11,604)**	(12,918)
Intangible assets		**16,142**	8,713
Interests in associates		**17,841**	43,270
Interests in jointly controlled entities		**21,488**	21,743
Investments in securities		**9,050**	12,026
Club debenture		**2,169**	2,169
Deferred tax assets		**5,293**	6,043
Fixed deposits		**7,800**	7,800
		1,728,010	1,697,525
Current assets			
Inventories		**233,588**	222,253
Properties for sale		**801,581**	853,109
Debtors, deposits and prepayments	8	**1,133,478**	1,087,926
Amounts due from associates		**9,615**	16,544
Amounts due from jointly controlled entities		**8,248**	3,000
Amounts due from customers for contract work		**373,454**	318,600
Investments in securities		**959,837**	651,586
Investment in partnership		**5,644**	3,843
Pledged deposits		**2,591**	89,386
Bank balances and cash equivalents		**839,950**	1,058,805
		4,367,986	4,305,052
Current liabilities			
Creditors, deposits and accruals	9	**1,201,087**	1,174,914
Unearned insurance premiums, due within one year		**47,424**	102,405
Outstanding insurance claims		**314,801**	313,351
Amounts due to associates		**1,777**	–
Amounts due to jointly controlled entities		**913**	352
Amounts due to customers for contract work		**197,940**	165,294
Bills payable		**6,342**	11,629
Obligations under finance leases		**1,310**	2,082
Deferred service income		**23,102**	21,723
Provision for taxation		**27,194**	14,654
Bank loans		**632,361**	544,539
Bank overdrafts		**4,086**	7,255
Other loans		**727**	169
		2,459,064	2,358,367

RESULTS

The Directors of Chevalier International Holdings Limited ("the Company") are pleased to announce the unaudited condensed consolidated interim results of the Company and its subsidiaries ("the Group") for the six months ended 30th September, 2004, together with the comparative figures for the corresponding period in 2003 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30th September, 2004

		Unaudited Six months ended 30th September,	
			(Restated)
		2004	2003
	Notes	***HK$'000***	*HK$'000*
Turnover	2	**1,794,701**	1,543,430
Cost of sales		**(1,506,557)**	(1,273,066)
Gross profit		**288,144**	270,364
Other revenue		**39,720**	33,380
Distribution costs		**(70,826)**	(67,072)
Administrative expenses		**(44,567)**	(42,918)
Other operating expenses		**(27,682)**	(12,306)
Deficit on revaluation of properties		**–**	(42,164)
Profit from operations	3	**184,789**	139,284
Finance costs		**(10,148)**	(19,913)
Share of results of associates		**(1,370)**	(3,273)
Share of results of jointly controlled entities		**(129)**	(18)
Profit before taxation		**173,142**	116,080
Taxation	4	**(32,362)**	(28,693)
Profit before minority interests		**140,780**	87,387
Minority interests		**(15,669)**	(12,202)
Profit for the period		**125,111**	75,185
Interim dividend	5	**55,716**	27,571
Earnings per share	6		
Basic		**44.9 cents**	28.3 cents
Diluted		**N.A.**	N.A.
Interim dividend per share		**20 cents**	10 cents

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

INTERIM REPORT 2004-2005

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer or other licensed securities dealers, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Chevalier International Holdings Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agents through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 025)

DISCLOSEABLE TRANSACTION – FORMATION OF A JOINT VENTURE COMPANY

* *For identification purpose only*

25th January, 2005

CONTENTS

In this circular, the following expressions have the meanings as set out below unless the context requires otherwise

"Board"	board of Directors
"Citiway"	Citiway Engineering Limited, (誠偉工程有限公司) a company incorporated in Hong Kong with limited liability, a wholly-owned subsidiary of the Company
"CiTL"	Chevalier iTech Holdings Limited, a company incorporated in Bermuda with limited liability, whose shares are listed on the Stock Exchange
"Company"	Chevalier International Holdings Limited, a company incorporated in Bermuda with limited liability, whose shares are listed on the Stock Exchange
"Cui Tian Project"	one of the Property Development Projects located in Cui Tian industrial village, Lo Wu, Shenzhen, the PRC
"Directors"	directors of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"Joint Venture Agreement"	the joint venture agreement dated 11th December, 2004 entered into between Citiway and the JV Partner for the establishment of the Joint Venture Company
"Joint Venture Company"	Shenzhen Chevalier Golden Peak Real Estate Development Co., Ltd. (深圳其士金峰園房地產開發有限公司)
"JV Partner"	Shenzhen Golden Peak Investment Development Co., Ltd. (深圳市金峰園投資發展有限公司), a company established in the PRC with limited liability
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Latest Practicable Date"	21st January, 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Model Code"	The Model Code for Securities Transactions by Directors of Listed Companies

"PRC"	The People's Republic of China which for the purpose of this circular, excludes Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan
"Property Development Projects"	the four property development projects to be carried out by the Joint Venture Company pursuant to the Joint Venture Agreement
"Shares"	ordinary shares of HK$1.25 each in the share capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"SFO"	Securities and Future Ordinance (Chapter 571 of the Laws of Hong Kong)
"Xi Ling Project"	one of the Property Development Projects located in Xi Ling village, Lo Wu, Shenzhen, the PRC
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC
"sq.m."	Square metre

All amounts in RMB have been translated into HK$ at the rate of HK$1.00 = RMB1.06 in this circular for illustration purpose only.

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 025)

Executive Directors:
Chow Yei Ching *(Chairman and Managing Director)*
Kuok Hoi Sang *(Managing Director)*
Fung Pak Kwan
Tam Kwok-Wing
Kan Ka Hon
Chow Vee Tsung, Oscar
Ho Chung Leung

Independent non-executive Directors:
Wong Wang Fat, Andrew O.B.E. (Hon.), J.P.
Chow Ming Kuen, Joseph O.B.E., J.P.
Li Kwok Heem, John

Registered office:
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

Head office and principal place of business:
22nd Floor,
Chevalier Commercial Centre,
8 Wang Hoi Road,
Kowloon Bay,
Hong Kong

25th January, 2005

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION –
FORMATION OF A JOINT VENTURE COMPANY

INTRODUCTION

On 4th January, 2005, the Directors announced that Citiway, a wholly-owned subsidiary of the Company, entered into the Joint Venture Agreement with JV Partner on 11th December, 2004 for the establishment of the Joint Venture Company in the PRC. Upon the establishment, the Joint Venture Company will be owned as to 46% by the Group and as to 54% by the JV Partner. Pursuant to the Joint Venture Agreement, the Joint Venture Company will carry out four property development projects.

The formation of the Joint Venture Company constitutes a discloseable transaction of the Company under the Listing Rules. The purpose of this circular is to provide you with further information on the Joint Venture Company and other information as set out in Appendix to this circular.

* *For identification purpose only*

THE JOINT VENTURE AGREEMENT

Date: 11th December, 2004

Parties:

The foreign party: Citiway, a wholly-owned subsidiary of the Company

The PRC party: Shenzhen Golden Peak Investment Development Co., Ltd., a company established in the PRC with limited liability and is principally engaged in the property investment.

To the best knowledge, information and belief of the Directors and after making all reasonable enquiries, as at the Latest Practicable Date, the JV Partner and its ultimate beneficial owners are not connected persons of the Company (as defined under the Listing Rules) and are third parties independent of and not connected with the Company and its connected persons (as defined under the Listing Rules).

The Joint Venture Company

Pursuant to the terms and conditions of the Joint Venture Agreement, Citiway and the JV Partner have agreed to set up the Joint Venture Company as an equity joint venture company in the PRC for a term of 50 years commencing from the date of issue of business license of the Joint Venture Company. The Joint Venture Company has already obtained its business license.

Pursuant to the Joint Venture Agreement, the Joint Venture Company will carry out four property development projects (as set out below) and its scope of business includes property development; management of service apartments, shopping mall, hotel, motel and guesthouse; property management; sale and lease of properties; and other related services.

Capital contribution

Pursuant to the Joint Venture Agreement, the total investment of the Joint Venture Company is RMB125.0 million (equivalent to approximately HK$117.9 million). The registered capital of the Joint Venture Company is RMB50.0 million (equivalent to approximately HK$47.2 million). The Group will contribute RMB23.0 million in cash (equivalent to approximately HK$21.7 million) which will be financed by its internal resources. The JV Partner will contribute RMB27.0 million in cash (equivalent to approximately HK$25.5 million). Upon the establishment, the Joint Venture Company will be owned as to 46% by the Group and as to 54% by the JV Partner, which is in proposition to their capital contribution.

The Joint Venture Company will become a 46% owned associated company of the Group upon its establishment and its accounts will be equity accounted for in the Group's consolidated accounts.

Pursuant to the Joint Venture Agreement, it is agreed that should further injection of funds are required after the registered capital is fulfilled, the Joint Venture Company could raise funds through financial institution in the PRC or from abroad. In the event that the additional fund could not be raised from financial institutions, it is agreed, the JV Partner and the Group would extend shareholders' loan to the Joint Venture Company on a 50:50 basis. The Group agreed to such arrangement after arm's length negotiations with the JV Partner and taking into account the profit sharing arrangement under the Xi Ling Project and Cui Tian Project (as described below) which were also agreed to be shared between the JV Partner and the Group on a 50:50 basis.

Profit sharing

The Group and the JV Partner will share all profit and loss, costs and risk in proportion to their respective interest in the Joint Venture Company unless it is specified otherwise under the Joint Venture Agreement (such as the Xi Ling Project and the Cui Tian Project as described below).

Composition of board of directors of the Joint Venture Company

The board of directors of the Joint Venture Company will comprise seven directors, of which four will be appointed by the JV Partner and three will be appointed by Citiway.

Responsibilities of the JV Partner and the Group

The JV Partner is responsible for, among other things, the followings:

(i) to apply for the relevant approvals from the relevant PRC government authorities for the establishment of the Joint Venture Company;

(ii) to properly manage the demolition work and resettlement of the existing residents on the development site (the "Resettlement") of Xi Ling Project and Cui Tian Project. The JV Partner will be responsible for all claims or litigations against the Joint Venture Company and relevant costs incurred therefrom, should those claims or litigations relate to the Resettlement. The Joint Venture Company will be responsible for all claims or litigations against the Joint Venture Company and relevant costs incurred therefrom, should those claims or litigations relate to the design, quality or delay in completion of Xi Ling Project or Cui Tian Project;

(iii) to carry out relevant procedures and apply for relevant approvals in relation to the change of land usage and the transfer of land use right for the parcel of land where the Xi Ling Project is situated, such that the Joint Venture Company could obtain the development rights and land use rights within four months after the issue of the Joint Venture Company's business license;

(iv) to carry out relevant procedures and apply for relevant approvals in relation to the change of land usage and the transfer of land use right for the parcel of land where the Cui Tian Project is situated, such that the Joint Venture Company could obtain the development rights and land use rights;

(v) to bear all costs in relation to the application of the land use right for the Xi Ling Project, including, among other things, the costs involved in the demolition work, the Resettlement, and other costs associated with the change of land usage.

The JV Partner will also be responsible to contribute a shareholder's loan of approximately RMB149.2 million (equivalent to approximately HK$140.8 million) by transferring a parcel of land to the Joint Venture Company for the Xi Ling Project. For details of such shareholder's loan from the JV Partner, please refer to the paragraph headed "Information on Xi Ling Project and Cui Tian Project".

The Group is responsible for, among other things, the followings:

(i) to assist the JV Partner, if necessary, in obtaining relevant approvals from the relevant PRC authorities;

(ii) to provide additional funding of RMB77.0 million (equivalent to approximately HK$72.6 million), in the form of shareholder's loan, to the Joint Venture Company for the Xi Ling Project within one month after the issue of the business license of the Joint Venture Company;

(iii) to further provide RMB50.0 million (equivalent to approximately HK$47.2 million) to the Joint Venture Company as shareholder's loan within one month after the land use right for the Xi Ling Project being granted;

(iv) to assist the Joint Venture Company in purchasing necessary equipments and building materials in the international market.

Pre-emptive right

The transfer of interest in the Joint Venture Company by either Citiway or the JV Partner is subject to their respective pre-emptive right. The pre-emptive right of each party under the Joint Venture Agreement will expire (i) 60 days after the issue of a written notice from either party regarding the transfer of its interest in the Joint Venture Company; or (ii) upon the issue of a written confirmation by either party for the surrender of its pre-emptive right.

Other terms of the Joint Venture Agreement

Advance to the Joint Venture Company

It is agreed that, in addition to the shareholder's loan of RMB127.0 million (equivalent to approximately HK$119.8 million), the Group will make an advance of RMB50.0 million (equivalent to approximately HK$47.2 million) to the Joint Venture Company as part of the costs for the demolition work for phase two of the Xi Ling Project to facilitate the Joint Venture Company to obtain the relevant development rights. The advance will be accounted for as a payable due by the Joint Venture Company to the Group in the books of the Joint Venture Company. The Group intends to make the advance out of its internal resources. The JV Partner will pledge its 54% interest in the Xi Ling Project as collateral for such advance provided by the Group. As at the Latest Practicable Date, the terms of this advance, such as the repayment period and the interest rate have not been agreed yet. In the event that the land use right for the project cannot be obtained within six months after the advance was made to the Joint Venture Company, the JV Partner will replace the Group as the lender of the shareholder's loan by repaying the Group RMB50.0 million (equivalent to approximately HK$47.2 million).

Property management

It is agreed between the JV Partner and Citiway to grant priority to a property management company in respect of the property management right of Xi Ling Project and Cui Tian Project. The property management company has not been established but is expected to be equally owned by the JV Partner and Citiway upon establishment. Given the nature of business, the Directors do not consider a significant amount of capital will be required for the property management company. In the event that any significant capital contribution is required, the Directors expect that the contribution to be made by the Group to the property management company will be funded by the Group's internal resource. As at the Latest Practicable Date, the amount of contribution has not yet been agreed between the JV Partner and Citiway.

The Directors confirm that the Company will fully comply with the relevant Listing Rules in effect from time to time in relation to the establishment of the said property management company.

THE PROPERTY DEVELOPMENT PROJECTS

The Joint Venture Company will engage in four property development projects in Shenzhen, the PRC. As at the Latest Practicable Date, development plans for two of the four projects, namely the Xi Ling Project and Cui Tian Project, have been decided. The Directors have confirmed that, the remaining two projects are still at the plannings stage and no concrete plan as to the total investment, capital commitment amount or the development plan have been agreed between the Group and the JV Partner.

Information on Xi Ling Project and Cui Tian Project

Xi Ling Project

Development

A commercial/residential complex with gross floor area of approximately 150,800 sq. m. situated at Xi Ling village in Lo Wu, Shenzhen, the PRC. As at the Latest Practicable Date, it is estimated that the total investment for the Xi Ling Project will be approximately RMB276.2 million (equivalent to approximately HK$260.6 million).

Contribution

It is agreed that the JV Partner will contribute a shareholder's loan by transferring a parcel of land of approximately 14,788 sq. m. (subject to final confirmation of the relevant land department of the PRC government) to the Joint Venture Company. The parcel of land is valued by the JV Partner at approximately RMB149.2 million (equivalent to approximately HK$140.8 million). Based on the Group's knowledge in the Shenzhen property market and with references to the comparable development projects in the nearby area, the Directors consider that the valuation for that parcel of land is reasonable.

The Group will contribute a shareholder's loan of RMB127.0 million (equivalent to approximately HK$119.8 million) in cash to finance the Xi Ling Project. The entire amount will be financed by internal resources of the Group. Such shareholder's loan will be payable by the Group as to RMB77.0 million (equivalent to approximately HK$72.6 million) within one month after the issue of its business license (as describe above) and the remaining RMB50.0 million (equivalent to approximately HK$47.2 million) within one month after the issue of the relevant land use right of this project (as describe above). As at the Latest Practicable Date, the terms of such shareholder's loans, such as the repayment period and the interest rate have not been agreed yet.

The JV Partner and the Group will respectively have an interest of 54% and 46% in this project.

Profit sharing

After arm's length negotiations between Citiway and the JV Partner and taking into account that the Group will provide project management services relating to the Xi Ling Project, it is agreed that the profit of the Xi Ling Project will be shared between the Group and the JV Partner on a 50:50 basis.

Cui Tian Project

Development

A commercial/residential complex with a total gross floor area of approximately 78,165 sq.m. will be developed in the Cui Tian industrial village, Lo Wu, Shenzhen, the PRC. The cost of the land where the complex will be situated is estimated at approximately RMB86.8 million (equivalent to approximately HK$81.9 million) and will be procured by the Joint Venture Company. The total investment for the Cui Tian Project is not yet finalised as at the Latest Practicable Date.

Contribution

It is stipulated that the contribution for Cui Tian Project will be shared between the JV Partner and the Group on a 50:50 basis.

Profit Sharing

The profit of the Cui Tian Project will be shared between the Group and the JV Partner on a 50:50 basis.

The Directors confirm that when further funding is required to be made to the Joint Venture Company in relation to the four property development projects as mentioned above, the Company will fully comply with the relevant reporting and disclosure requirements under the Listing Rules as and when appropriate.

REASONS FOR FORMING THE JOINT VENTURE COMPANY

The principal business of the Company is investment holding, through its subsidiaries, the Company is principally engaged in the business of construction and engineering, insurance and investment, property investment, hotel investment and information technology. The principal business activities of the Joint Venture Company is to carry out the Property Development Projects. The Directors believe that the entering into of the Joint Venture Agreement is an opportunity for the Group to benefit from the growing property market in the PRC.

The Directors consider the terms of the Joint Venture Agreement including the profit sharing arrangements under the Xi Ling Project and Cui Tian Project are fair and reasonable and the formation of the Joint Venture Company to carry out the Property Development Projects are in the interest of the Company and the shareholders of the Company as a whole.

GENERAL

Your attention is drawn to the additional information contained in the Appendix to this circular.

Yours faithfully,
For and on behalf of the Board
Chevalier International Holdings Limited
Chow Yei Ching
Chairman and Managing Director

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this circular with regard to the Company and confirm, having made all reasonable enquiries and that to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

i. Directors' and chief executives' interests in securities

As at the Latest Practicable Date, the interests and short positions of the Directors and the chief executives of the Company in the shares, underlying shares and debentures of the Company and its associated corporations, within the meaning of Part XV of the SFO, which have been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have taken under such provisions of the SFO), or which were required to be recorded in the register to be kept by the Company pursuant to S352 of the SFO or as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

(a) Interests in the Company – Shares

Name of Directors	Capacity	Number of Shares Personal interests	Family interests	Total	Approximate percentage of interest (%)
CHOW Yei Ching	Beneficial owner	142,869,359*	–	142,869,359	51.28
KUOK Hoi Sang	Beneficial owner	98,216	–	98,216	0.04
FUNG Pak Kwan	Beneficial owner	93,479	–	93,479	0.03
TAM Kwok Wing	Beneficial owner	169,015	32,473	201,488	0.07
KAN Ka Hon	Beneficial owner	29,040	–	29,040	0.01
HO Chung Leung	Beneficial owner	40,000	–	40,000	0.01

* *Dr. CHOW Yei Ching ("Dr. Chow") beneficially owned 142,869,359 Shares, representing approximately 51.28% of the issued share capital of the Company. These Shares were same as those Shares disclosed in the section "Substantial shareholders' interests in securities" below.*

(b) Interests in Associated Corporation – shares

Name of Directors	Associated corporation	Capacity	Number of ordinary shares Personal interests	Corporate interests	Family interests	Total	Approximate percentage of interest (%)
CHOW Yei Ching	CiTL	Beneficial owner and Interest of controlled corporation	6,815,854	86,994,933*	–	93,810,787	54.75
KUOK Hoi Sang	CiTL	Beneficial owner	2,400,000	–	–	2,400,000	1.40
FUNG Pak Kwan	CiTL	Beneficial owner	2,580,000	–	–	2,580,000	1.50
TAM Kwok Wing	CiTL	Beneficial owner	400,000	–	10,400	410,400	0.24
KAN Ka Hon	CiTL	Beneficial owner	451,200	–	–	451,200	0.26

* *Dr. Chow had notified CiTL that under the SFO, he was deemed to be interested in 86,994,933 shares in CiTL which were all held by the Company as Dr. Chow beneficially owned 142,869,359 Shares, representing approximately 51.28% of the issued share capital of the Company.*

Save as disclosed above, as at the Latest Practicable Date, so far as is known to the Directors and the chief executives of the Company, no other person has interests or short positions in the shares, underlying shares and debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have taken under such provisions of the SFO); or are required, pursuant to S352 of the SFO, to be recorded in the register referred to therein; or are required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

ii. Substantial shareholders' interests in securities

As at the Latest Practicable Date, so far as is known to the Directors and the chief executives of the Company, the interests and short positions of the persons or corporations in the Shares or underlying Shares which have been disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under S336 of the SFO were as follows:

Substantial shareholder	Number of Shares held	Approximate percentage of interest (%)
CHOW Yei Ching	142,869,359	51.28
MIYAKAWA Michiko	142,869,359 *(Note 1)*	51.28
Value Partners Limited	16,248,000	5.83
CHEAH Cheng Hye	16,248,000 *(Note 2)*	5.83

Note:

1. Under Part XV of the SFO, Ms. Miyakawa Michiko, the spouse of Dr. Chow, is deemed to be interested in the same parcel of 142,869,359 Shares held by Dr. Chow.

2. Such interests arose through the interests in the relevant Shares owned by Value Partners Limited, a funds management company, in which Mr. Cheah Cheng Hye held approximately 31.82% shareholding interests.

Save as disclosed above, as at the Latest Practicable Date, so far as is known to the Directors and the chief executives of the Company, no other person had interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations which were required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who were, directly or indirectly, beneficially interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group or in any options in respect of such capital.

3. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened against the Company or any of its subsidiaries.

4. DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors have an interest in any business constituting a competing business to the Group.

5. SERVICE CONTRACT

As at the Latest Practicable Date, none of the Directors have entered, or are proposing to enter, into any service contract with the Company or its subsidiaries which is not expiring or may not be terminated by the Company within a year without payment of any compensation (other than statutory compensation).

6. MISCELLANEOUS

(a) The qualified accountant of the Company is Mr. Ho Chung Leung, *FCCA*. He is a fellow member of The Association of Chartered Certified Accountants in the U.K. and a member of the Hong Kong Institute of Certified Public Accountants.

(b) The secretary of the Company is Mr. Kan Ka Hon, *FCCA*. He is a fellow member of The Association of Chartered Certified Accountants in the U.K. and a member of the Hong Kong Institute of Certified Public Accountants.

(c) The registered office of the Company is situated at Canon's Court, 22 Victoria Street, Hamilton, HM 12, Bermuda and its principal place of business is situated at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong.

(d) The Hong Kong branch share registrars and transfer office of the Company is Standard Registrars Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

(e) In the event of inconsistency, the English text of this circular shall prevail over the Chinese text.

4. 董事之競爭權益

於最後實際可行日期，各董事概無從事任何與本集團業務構成競爭的業務。

5. 董事之服務合約

於最後實際可行日期，各董事概無與本集團任何成員公司訂立或擬訂立任何服務合約，而不會於一年內屆滿或可由本集團有關成員公司於一年內予以終止而毋須支付賠償(法定賠償除外)的合約。

6. 一般事項

(a) 本公司之合資格會計師為何宗樑先生，FCCA，彼為英國特許公認會計師公會資深會員及香港會計師公會會員。

(b) 本公司之公司秘書為簡嘉翰先生，FCCA，彼為英國特許公認會計師公會資深會員及香港會計師公會會員。

(c) 本公司的註冊辦事處位於Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda。本公司之總辦事處及主要營業地點位於香港九龍灣宏開道八號其士商業中心二十二樓。

(d) 本公司之香港股份登記及過戶分處標準証券登記有限公司，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下。

(e) 本通函中英文版本如出現歧異，概以英文本為準。

ii. 主要股東之證券權益

於最後實際可行日期，就本公司董事及主要行政人員所知，下列人士或法團於本公司股份或相關股份中所擁有須根據證券及期貨條例第XV部第2及3分部的條文向本公司披露，及須記錄於本公司根據證券及期貨條例第336條置存之記錄冊內之權益或短倉如下：

主要股東	持股數量		佔已發行股本概約百分比 (%)
周亦卿	142,869,359		51.28
宮川美智子	142,869,359	*(附註1)*	51.28
惠理基金管理公司	16,248,000		5.83
謝清海	16,248,000	*(附註2)*	5.83

附註：

1. 根據證券及期貨條例第XV部，周博士之配偶宮川美智子女士被視為擁有該等142,869,359股由周博士持有之股份。

2. 該等權益因惠理基金管理公司，一間基金管理公司，擁有有關股份權益而產生，而謝清海先生持有該基金管理公司約31.82%之股權。

除上文所披露者外，於最後實際可行日期，就本公司董事及主要行政人員所知，概無任何其他人士於本公司或其任何相聯公司之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第2及第3分部向本公司披露之權益或短倉，或直接或間接持有任何類別股本(附有權利在任何情況下可於本集團任何成員公司之股東大會上投票之股本)或擁有可認購該股本之任何購股權面值百份之十或以上權益。

3. 訴訟

於最後實際可行日期，據董事所知，本集團並無成員公司牽涉任何重大訴訟或仲裁，而據各董事所知，本公司或本集團任何成員公司並無任何尚未了結或面臨威脅的重大訴訟或索償事件。

（乙）相聯公司權益－股份

董事名稱	相聯公司	身份	普通股股份數目 個人權益	公司權益	家族權益	總數	權益概約百份比 (%)
周亦卿	其士科技	實益擁有人及受控制公司之權益	6,815,854	86,994,933*	–	93,810,787	54.75
郭海生	其士科技	實益擁有人	2,400,000	–	–	2,400,000	1.40
馮伯坤	其士科技	實益擁有人	2,580,000	–	–	2,580,000	1.50
譚國榮	其士科技	實益擁有人	400,000	–	10,400	410,400	0.24
簡嘉翰	其士科技	實益擁有人	451,200	–	–	451,200	0.26

* *周博士實益持有142,869,359股份，佔本公司股份約51.28%。根據證券及期貨條例，周博士被視為擁有本公司持有之其士科技股份86,994,933股之權益，周博士並已就此向其士科技作出知會。*

除上文所披露者外，於最後實際可行日期，就本公司董事及主要行政人員所知，概無其他人士於本公司或其任何相聯公司（定義見證券及期貨條例第XV部）之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益或短倉（包括彼根據上述證券及期貨條例條文被列為或視作擁有之權益或短倉），或須根據證券及期貨條例第352條規定記錄於該條所述登記冊內之權益或短倉；或須根據標準守則知會本公司及聯交所之權益或短倉。

1. 責任聲明

本通函乃遵照該等規則提供有關本集團之資料。各董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知及所信，本通函中所表達之意見乃經審慎周詳考慮後始行作出，且並無遺漏任何其他事實，致令本通函所載之任何內容產生誤導。

2. 權益之披露

i. 董事及主要行政人員之證券權益

於最後實際可行日期，本公司董事及主要行政人員於本公司及其相聯公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券中所擁有已根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益及短倉(包括本公司董事根據上述證券及期貨條例條文被列為或視作擁有之權益及短倉)，或必須並已記錄於根據證券及期貨條例第352條規定須予存置之登記冊內之權益及短倉，或根據標準守則須知會本公司及聯交所之權益及短倉如下：

(甲) 本公司權益－股份

		普通股股份數目			權益概約
董事名稱	身份	個人權益	家族權益	總數	百份比
					(%)
周亦卿	實益擁有人	142,869,359*	－	142,869,359	51.28
郭海生	實益擁有人	98,216	－	98,216	0.04
馮伯坤	實益擁有人	93,479	－	93,479	0.03
譚國榮	實益擁有人	169,015	32,473	201,488	0.07
簡嘉翰	實益擁有人	29,040	－	29,040	0.01
何宗樑	實益擁有人	40,000	－	40,000	0.01

* *周亦卿博士(「周博士」)實益持有142,869,359股份，佔本公司股份約51.28%。該等股份與下段「主要股東之證券權益」所述之股份相同。*

翠田項目

發展

位於中國深圳羅湖翠田工業村，總建築面積為78,165平方米的商住綜合大樓的發展項目，綜合大樓座落的土地估值約人民幣86,800,000元（相約於港幣81,900,000元）予以合資企業。於最後實際可行日期，仍未有完成此項目的投資總額詳情。

出資形式

本集團及合資伙伴將按照50:50的比例於翠田項目上出資。

利潤分配

本集團及合資伙伴將按照50:50的比例分享翠田項目的利潤。

董事謹確認，在進一步就上述四個物業發展項目向合資企業提供資金時，本公司將按照上市規則有關之申報要求，於有需要時，予以披露。

成立合資企業原因

本公司之主要業務為投資控股，其附屬公司之業務包括建築及機械工程、保險和投資、物業投資、酒店投資及資訊科技。合資企業之主要業務為開發物業發展項目。董事相信訂立是項合資協議將為本集團帶來契機在中國增長中的物業市場上獲益。

董事考慮合資協議的條款包括西岭項目及翠田項目的利潤分配安排乃公平及合理，成立合資企業以開發物業發展項目為本公司及其股東帶來收益。

一般事項

務請　閣下詳閱載於本通函附註之其他資料。

此致

列位股東　台照

承董事會命
Chevalier International Holdings Limited
其士國際集團有限公司
主席兼董事總經理
周亦卿
謹啟

二零零五年一月二十五日

物業發展項目

合資企業將參與四個位於中國深圳的物業發展項目。於最後實際可行日期，在四個項目當中的兩個名為西岭項目及翠田項目已確定其發展計劃。董事確認餘下兩個項目仍在初部計劃階段，其總投資額及認繳註冊金額或發展計劃仍未得到合資伙伴及誠偉落實。

西岭項目及翠田項目資料

西岭項目

發展

位於中國深圳羅湖西岭下村，總建築面積約150,800平方米的商住綜合大樓的發展項目。於最後實際可行日期，估計整個項目的投資總額約達人民幣276,200,000元（相約於港幣260,600,000元）。

出資形式

雙方同意合資伙伴轉讓土地面積約為14,788平方米（以中國政府國土部門最終測繪為準），以合資伙伴估計該地價值為人民幣149,200,000元（相約於港幣140,800,000元）作為西岭項目的股東貸款。按本集團對深圳物業市場的認知及其地區發展項目的參考作比較，董事認為是項估值甚為合理。

本集團將以股東貸款形式撥出人民幣127,000,000元（相約於港幣119,800,000元）予西岭項目，全數將以本集團內部資源出資。本集團將於合資企業獲簽發營業執照後一個月內繳付該股東貸款人民幣77,000,000元（相約於港幣72,600,000元）（如以上所述），而餘下的人民幣50,000,000元（相約於港幣47,200,000元）於該項目取得有關土地使用權後一個月內繳付（如以上所述）。於最後實際可行日期，該項股東貸款如還款年期及貸款利率等條款仍未落實。

合資伙伴及本集團分別持有此項目百份之五十四及百份之四十六的股權。

利潤分配

經誠偉及合資伙伴的磋商後，及考慮本集團將向西岭項目提供管理服務，故雙方同意按照50:50的比例分享西岭項目的利潤。

本集團責任如下：

(i) 有需要時協助合資伙伴向中國政府有關部門獲取有關批准；

(ii) 於合資企業獲簽發營業執照後一個月內，本集團須向合資企業提供額外資金人民幣77,000,000元（相約於港幣72,600,000元）作為股東貸款以發展西岭項目；

(iii) 於西岭項目獲取土地使用權後一個月內，再向合資企業提供人民幣50,000,000元（相約於港幣47,200,000元）作為股東貸款；

(iv) 協助合資企業於國際市場上購買有需要之設備及建築物料。

優先購買權

誠偉或合資伙伴於合資企業註冊資本的股權轉讓乃按優先購買權進行。按合資協議，各方的優先購買權將於(i)其中一方就合資企業註冊資本轉讓書面通知發出六十日後；或(ii)其中一方放棄其優先購買權的確認書面通知發出後無效。

合資協議其他條款

合資企業借貸

雙方同意除提供人民幣127,000,000元（相約於港幣119,800,000元）的股東貸款外，本集團擬以內部資源向合資企業墊款人民幣50,000,000元（相約於港幣47,200,000元）作為西岭項目第二期的拆遷費用以便為合資企業獲取有關土地的開發權。該項墊款以向本集團應付款方式計入合資企業的帳目內。合資伙伴將以其在西岭項目的百份之五十四權益作為本集團墊款的抵押。於最後實際可行日期，該墊款如還款年期及借貸利率等條款仍未落實。若未能於收取墊款當日起計六個月內獲得項目的土地使用權，合資伙伴將全數退回本集團墊付的人民幣50,000,000元（相約於港幣47,200,000元）及成為合資企業的貸款人。

物業管理

合資伙伴與誠偉同意給予雙方優先權成立物業管理公司以管理西岭項目及翠田項目。該物業管理公司尚未成立，但預計由合資伙伴及誠偉共同持有。就其業務性質而言，董事預計成立該物業管理公司的投資數額不多。若需要重大投資金額，董事預計本集團向該物業管理公司提供的資金會以內部資源支付。於最後實際可行日期，出資金額仍未得到合資伙伴及誠偉落實。

董事確認本公司在成立該物業管理公司時會不時完全遵守有關上市規則的要求。

利潤分配

除合資協議特別聲明以外（例如以下所述的西岭項目及翠田項目），本集團及合資伙伴將按合資企業各自的權益比例分享利潤及承擔虧損、費用及風險。

合資企業之董事會組成

合資企業的董事會由七位董事組成，其中四位由合資伙伴委任，三位由誠偉委任。

合資伙伴及本集團之責任

合資伙伴責任如下：

(i) 向中國政府有關部門申請批准成立合資企業等手續；

(ii) 妥善安排西岭項目及翠田項目發展地盤的拆遷工程及動遷現有居民（「該動遷」）。合資伙伴將承擔合資企業被控訴就有關該動遷所引發的索償及訴訟費用。合資企業將承擔合資企業被控訴就有關西岭項目或翠田項目在設計、建築質量或工程工期延誤所引發的索償及訴訟費用；

(iii) 負責辦理西岭項目改變土地用途及土地權轉讓事宜之有關程序安排及提出有關申請，使合資企業能於獲簽發營業執照後四個月內取得開發權及土地使用權；

(iv) 負責辦理翠田項目改變土地用途及土地權轉讓事宜之有關程序安排及提出有關申請，使合資企業取得開發權及土地使用權；

(v) 負責承擔西岭項目土地使用權的有關申請費用，包括拆遷工程費用、該動遷費用及其他有關改變土地使用權的費用。

合資伙伴亦負責轉讓一塊價值約為人民幣149,200,000元（相約於港幣140,800,000元）予合資企業作為西岭項目的股東貸款。有關合資伙伴提供該項股東貸款的詳情，請參閱「西岭項目及翠田項目資料」一段。

合資協議

日期　：二零零四年十二月十一日

訂約方　：

外方　：誠偉，本公司之全資附屬公司

中方　：深圳市金峰園投資發展有限公司，一家於中國成立之有限公司，其主要業務為物業投資。

就董事所知、所信，並經所有合理查詢後，於最後實際可行日期，合資伙伴及其最終實益擁有人並非本公司之聯繫人士(根據上市規則所載)，而為獨立第三者，並與本公司及其聯繫人士(根據上市規則所載)概無關連。

合資企業

按合資協議的規定及條款，誠偉及合資伙伴同意就於中國成立一間合資企業，合資期限為50年，自合資企業營業執照簽發日起計。合資企業已獲簽發營業執照。

按合資協議，合資企業將開發四個物業發展項目(如以下所述)及其業務範圍包括房地產開發，酒店式服務公寓、商場、酒店、賓館經營管理，物業管理，房地產銷售和租賃及其他相關業務。

出資形式

按合資協議，合資企業的總投資額為人民幣125,000,000元(相約於港幣117,900,000元)，註冊資本為人民幣50,000,000元(相約於港幣47,200,000元)。本集團認繳註冊資本為現金人民幣23,000,000元(相約於港幣21,700,000元)，並以內部資源出資；而合資伙伴認繳註冊資本為現金人民幣27,000,000元(相約於港幣25,500,000元)。據此，根據出資比例，於合資企業成立後，本集團持有合資企業百份之四十六的股權，合資伙伴則持有百份之五十四的股權。

在合資企業成立後，該合資企業將成為本集團持有百份之四十六股權的聯營公司，其帳目將以權益法列入本集團綜合財務報告內。

按合資協議，雙方同意當既定的註冊資本全部到位後，若須進一步追加投資，合資企業可向中國財務機構或向海外融資。若未能透過財務機構獲得融資款項，合資伙伴及本集團會按照50:50的比例以股東貸款方式追加投資。經與合資伙伴磋商後，本集團同意該項安排，並考慮到西岭項目及翠田項目之利潤分配安排亦以50:50的比例分配予合資伙伴及本集團(如以下所述)。

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司 *

(於百慕達註冊成立之有限公司)
(股份代號：025)

執行董事：
周亦卿 *(主席兼董事總經理)*
郭海生 *(董事總經理)*
馮伯坤
譚國榮
簡嘉翰
周維正
何宗樑

獨立非執行董事：
黃宏發 O.B.E. (Hon.), J.P.
周明權 O.B.E., J.P.
李國謙

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

總辦事處及主要營業地點：
香港九龍灣
宏開道八號
其士商業中心二十二樓

敬啟者：

有關成立合資企業之須予披露交易

緒言

於二零零五年一月四日，董事宣佈於二零零四年十二月十一日，本公司之全資附屬公司－誠偉與合資伙伴，就於中國成立一間合資企業訂立合資協議。於合資企業成立後，本集團持有合資企業百份之四十六的股權，合資伙伴則持有百份之五十四的股權。按合資協議，合資企業將開發四個物業發展項目。

根據上市規則，成立合資企業構成本公司之須予披露之交易。本通函旨在向閣下提供合資企業的進一步資料及載於本通函附註之其他資料。

* *僅供識別*

「中國」	指	中華人民共和國，但就本通函而言，不包括香港、中國澳門特別行政區及台灣
「物業發展項目」	指	根據合資協議由合資企業將開發之四個物業發展項目
「股份」	指	本公司股本中每股面值港幣1.25元之普通股
「聯交所」	指	香港聯合交易所有限公司
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)
「西岭項目」	指	位於中國深圳羅湖西岭下村，其中一個物業發展項目
「港幣」	指	港元，香港之法定貨幣
「人民幣」	指	人民幣，中國之法定貨幣
「平方米」	指	平方米

本通函中所述之人民幣款項按港幣1元兑人民幣1.06元換算，僅供說明之用。

在本通函內，除非文義另有所指，否則下列詞彙將具備以下涵義：

「董事會」	指	董事會
「誠偉」	指	誠偉工程有限公司，於香港註冊成立之有限公司，為本公司之全資附屬公司
「其士科技」	指	其士科技控股有限公司，於百慕達註冊成立之有限公司，其股份於聯交所上市
「本公司」	指	其士國際集團有限公司，於百慕達註冊成立之有限公司，其股份於聯交所上市
「翠田項目」	指	位於中國深圳羅湖翠田工業村，乃物業發展項目其中之一
「董事」	指	本公司董事
「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區
「合資協議」	指	誠偉與合資伙伴於二零零四年十二月十一日訂立成立合資企業的協議。
「合資企業」	指	深圳其士金峰園房地產開發有限公司
「合資伙伴」	指	深圳市金峰園投資發展有限公司，於中國註冊成立之有限公司
「上市規則」	指	聯交所證券上市規則
「最後實際可行日期」	指	二零零五年一月二十一日，即本通函付印前可確定其所載若干資料之最後實際可行日期
「標準守則」	指	上市公司董事進行證券交易的標準守則

目　錄

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之持牌證券商或其他持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下其士國際集團有限公司股份全部**售出或轉讓**，應立即將本通函送交買主或受讓人或經手買賣或轉讓之銀行、持牌證券商或其他代理商，以便轉交買主或受讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：025)

有關成立合資企業之須予披露交易

---

* *僅供識別*

二零零五年一月二十五日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Chevalier International Holdings Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 025)

DISCLOSEABLE TRANSACTION

Financial adviser to Chevalier International Holdings Limited

SOMERLEY LIMITED

* *For identification only*

30th June, 2005

CONTENTS

In this circular, the following expressions have the meanings as set out below unless the context requires otherwise

"Acquisition"	the acquisition of the entire issued share capital of Pacific Coffee
"Agreement"	a share purchase agreement dated 6th April, 2005 entered into between CIL, CiTL, the Vendors, the Associated Parties and the Warrantor
"associate"	has the meaning ascribed to it under the Listing Rules
"Associated Parties"	Mr. Roger King, as warrantor in respect of Albreda Investment Limited (a Vendor) under the Agreement, and Mr. Robert Naylor, the holder of options over shares in Pacific Coffee, all such options will be cancelled upon Completion as agreed under the Agreement
"Board"	board of Directors
"Business Day"	a day (other than a Saturday or Sunday) on which banks are open for ordinary banking business in Hong Kong
"Company"	Chevalier International Holdings Limited, an exempt company incorporated in Bermuda with limited liability, whose shares are listed on the main board of the Stock Exchange
"CIL"	Chevalier iTech Limited, a wholly-owned subsidiary of CiTL
"CiTL"	Chevalier iTech Holdings Limited, an exempt company incorporated in Bermuda with limited liability, whose shares are listed on the main board of the Stock Exchange
"CiTL Board"	board of directors of CiTL
"CiTL Group"	CiTL and its subsidiaries
"Completion"	completion of the Agreement, which took place on 20th May, 2005
"Director(s)"	director(s) of the Company
"EBITDA"	the earnings before interest, tax, depreciation and amortization
"Escrow Agent"	Messrs. Robertsons, the legal advisers to CIL on the Acquisition
"Enlarged Group"	the Group together with the Pacific Coffee Group on Completion
"Escrow Amount"	the amount of HK$41,000,000 deposited with the Escrow Agent on Completion
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Latest Practicable Date"	27th June, 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Macau"	the Macau Special Administrative Region of the PRC
"Model Code"	The Model Code for Securities Transactions by Directors of Listed Companies
"Mr. Neir"	Mr. Thomas Neir, the founder, who is also one of the Vendors and a director of Pacific Coffee before Completion

"Pacific Coffee"	Pacific Coffee (Holdings) Limited, a company incorporated in the British Virgin Islands with limited liability on 25th July, 1995
"Pacific Coffee Group"	Pacific Coffee and its subsidiaries
"PRC"	The People's Republic of China which for the purpose of this circular, excludes Hong Kong, Macau and Taiwan
"Sale Shares"	400,337 ordinary shares of Pacific Coffee, being the entire issued share capital of Pacific Coffee
"Share(s)"	ordinary share(s) of HK$1.25 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Vendors"	Corporations: Albreda Investment Limited, which is an investment holding company; Citicorp International Finance Corporation, which is a holding company engaging in international financing and merchant banking investment activities; Emperor Phoenix Limited, which is an investment holding company and its sole asset is its interest in Pacific Coffee; High Class Associates Limited, which is an investment holding company and its sole asset is its interest in Pacific Coffee Individuals: Michael and Patricia Berchtold; Katherine and Timothy Connor; Roy and Kipp Delbyck; Karen and David Handmaker; Mary Jenneskens; John and Lesley McKay; Carolyn and Brendan Miles; Christine Joanne Neir; David and Suzanne Neir; James and Catherine Neir; Paul Neir; Robert Louis Neir; Thomas Michael Neir; Thomas Michael Neir and Sally Otten; Philip Richard Oakden; James Brandon Schlueter and Laura Lee Wilbraham; Mark and Christine Silverstein; Laurie Smiley and George Bennett; Anthony and Anna Wilkinson; Daisy S. Yao and Denisa Y. Tong
"Warrantor"	Empress Dowager Limited, a company incorporated in the British Virgin Islands with limited liability on 3rd March, 2005, which has provided certain warranties to CIL in respect of the businesses of the Pacific Coffee Group pursuant to the Agreement
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 025)

Executive Directors:
Chow Yei Ching *(Chairman and Managing Director)*
Kuok Hoi Sang *(Managing Director)*
Fung Pak Kwan
Tam Kwok Wing
Kan Ka Hon
Chow Vee Tsung, Oscar
Ho Chung Leung

Independent non-executive Directors:
Wong Wang Fat, Andrew O.B.E., J.P.
Chow Ming Kuen, Joseph O.B.E., J.P.
Li Kwok Heem, John

Registered office:
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

Head office and principal place of business:
22nd Floor,
Chevalier Commercial Centre,
8 Wang Hoi Road,
Kowloon Bay,
Hong Kong

30th June, 2005

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION

INTRODUCTION

On 11th April, 2005, the Board and CiTL Board jointly announced that, CIL, a wholly-owned subsidiary of CiTL had entered into the Agreement with, among other parties, the Vendors in relation to an acquisition of their respective interests in Pacific Coffee, which in aggregate represents the entire issued share capital of Pacific Coffee for a cash consideration of HK$205 million.

The Acquisition constitutes a discloseable transaction for the Company under the Listing Rules. The purpose of this circular is to provide you with information on the Agreement, the Pacific Coffee Group and other information as required under the Listing Rules.

AGREEMENT DATED 6TH APRIL, 2005

Parties to the Agreement

Vendors and the Associated Parties: Various corporations and individuals.

To the best of the knowledge, information and belief of the CiTL Board and the Board and having made all reasonable enquiry, the Vendors (and in cases where the Vendor is a corporation, their ultimate beneficial owners) and the Associated Parties are independent of the Company and CiTL or any of their respective connected persons, and are not connected persons of the Company or CiTL.

* *For identification only*

Warrantor:	Empress Dowager Limited. To the best of the knowledge, information and belief of the CiTL Board and the Board and having made all reasonable enquiry, the Warrantor and its ultimate beneficial owner are independent of the Company and CiTL or any of their respective connected persons, and are not connected persons of the Company or CiTL.
Purchaser:	CIL, a wholly-owned subsidiary of CiTL
Guarantor:	CiTL, to guarantee the performance of the obligations of CIL under the Agreement

Asset to be acquired

400,337 ordinary shares of Pacific Coffee, being the entire issued share capital of Pacific Coffee.

Pacific Coffee's first outlet was established in 1993. Pacific Coffee now operates 39 retail outlets in Hong Kong and 6 in Singapore. Pacific Coffee sells high quality, premium roasted whole bean coffees, specialty coffees and cold beverages, baked goods and pastries along with coffee-related hardware and supplies. Pacific Coffee also sells its branded products to wholesale accounts and provides coffee services to corporate customers including hotels, restaurants, clubs and large corporations. In addition, Pacific Coffee Group is also engaged in the wholesale of selected coffee beans in Hong Kong, Macau, the PRC and Singapore.

For the year ended 31st March, 2003, Pacific Coffee recorded an audited consolidated profit before and after tax of approximately HK$6.2 million and HK$4.4 million respectively. For the year ended 31st March, 2004, Pacific Coffee recorded an audited consolidated profit before and after tax of approximately HK$11.9 million and HK$9.4 million respectively. The audited consolidated profit before and after tax of Pacific Coffee for the year ended 31st March, 2005 were approximately HK$25.8 million and HK$21.0 million respectively. EBITDA of Pacific Coffee for 2003, 2004 and 2005 was approximately HK$17.4 million, HK$23.9 million and HK$37.2 million respectively.

As at 31st March, 2005, the audited consolidated net asset value of Pacific Coffee was approximately HK$85.9 million.

Consideration

The consideration for the Acquisition was HK$205 million in cash, which was agreed between CIL and the Vendors after arm's length negotiations. The consideration represents approximately 9.8 times of the 2005 audited consolidated net profit of Pacific Coffee and 5.5 times of the 2005 EBITDA of Pacific Coffee. The Board and the CiTL Board are of the view that the consideration for the Acquisition is reasonable after taking into account the growth rate of Pacific Coffee in the past years, the growth potential in demand for specialty coffee in Hong Kong, the southeast Asia region and the PRC market, as well as the goodwill of Pacific Coffee.

The consideration for the Acquisition was financed by HK$145 million cash reserve of the CiTL Group and HK$60 million by bank borrowings. Given the current cashflow position, the cash and the cash equivalent securities of the CiTL Group and the level of borrowings, CiTL Board considers the Acquisition will not have a significant adverse impact on the CiTL Group's liquidity nor its gearing ratio.

Upon Completion, CIL paid to the Vendors HK$164 million in cash, representing 80% of the consideration. The remaining HK$41 million of the consideration, being the Escrow Amount, was deposited with the Escrow Agent. The release of such Escrow Amount is subject to the terms of an escrow agreement (as detailed in the paragraphs below) entered into among the Vendors, the Warrantor, the Purchaser and the Escrow Agent on Completion. In the event of any breach of warranties given by the Warrantor under the Agreement (which relate to various aspects of the Pacific Coffee Group, including but not limited to its assets and liabilities, investments, accounts and records), the liability of the Warrantor shall be an amount equal to the diminution in value of the Sale Shares thereby caused and such amount will be deducted from the Escrow Amount and refunded to CIL. In the event of any dispute between the Warrantor and CIL as to the amount of the diminution, it will be resolved by final judgment of the courts of the relevant jurisdiction.

It is further provided under the warranties that in the event the audited consolidated net profit before tax (excluding exceptional and extraordinary items) of Pacific Coffee for the eleven months ended 28th February, 2005 is three percent lower than that set out in the consolidated management accounts of Pacific Coffee provided to CIL, CIL will be compensated with an amount equal to eight times of the shortfall, which will be settled by the Warrantor by deducting the same amount from the Escrow Amount. The Company is informed by CiTL that no compensation has been claimed by CiTL under this provision as at the Latest Practicable Date.

50% of the Escrow Amount, together with interest accrued thereon, less any deduction or compensation as aforesaid will be released to the Warrantor on the later of (i) 28 days from the date of issuance of the audited consolidated financial statements of the Pacific Coffee Group for the eleven months ended 28th February, 2005 (and if such date is not a Business Day, then the following Business Day); and (ii) two months after the date of Completion, provided that such date is no later than 30th November, 2005. The remaining balance of the Escrow Amount will be released to the Warrantor on the earlier of (i) 31st July, 2006 and (ii) the date of issuance of the audited financial statement of Pacific Coffee and its then subsidiaries for the period commencing from 1st April, 2005 and ending 31st March, 2006 (and if such date is not a Business Day, then the following Business Day). The payment obligation of CIL shall be fulfilled upon releasing of the Escrow Amount to the Warrantor by the Escrow Agent in accordance with the escrow agreement. The Company is informed by CiTL that the Escrow Amount has not yet been released to the Vendors as at the Latest Practicable Date.

Claims under the warranties given by the Warrantor under the Agreement are limited to the Escrow Amount. The Warrantor shall have no liability in respect of any claim under the warranties if written notice of any claim is given by CIL to the Warrantor after the earlier of (i) 31st July, 2006 and (ii) the date of issuance of the audited financial statements of Pacific Coffee made up as at 31st March, 2006 (and if such date is not a Business Day, then the next following Business Day).

Completion

Completion took place on 20th May, 2005.

OTHER INFORMATION

The Company is an investment holding company which, through its subsidiaries, is principally engaged in the business of construction and engineering, insurance and investment, property investment, hotel investment and information technology.

Prior to Completion the employment contracts of certain key employees of Pacific Coffee were amended to include a new provision requiring six months notice of termination. The CiTL Board believes that such provision mitigates any possible disruption to the operation of Pacific Coffee due to the change of control. In the event of any resignation of key employees, CiTL would have sufficient time to recruit appropriate and competent replacement.

BACKGROUND TO AND REASONS FOR THE ACQUISITION

The CiTL Board was approached by the financial adviser to the Vendors in January 2005 regarding an investment opportunity in Pacific Coffee. After carrying out financial and legal due diligence on the businesses of Pacific Coffee, the CiTL Group commenced negotiations with the Vendors in acquiring the entire issued share capital of Pacific Coffee. The Agreement was reached between the parties to the Agreement on 6th April, 2005.

The businesses of the CiTL Group have been deteriorating which is reflected in its diminishing turnover in the recent years. The Board and the CiTL Board consider the Acquisition not only enables the CiTL Group to capture the fast growing and lucrative specialty coffee business in Hong Kong, the PRC and neighbouring countries, it also enables the CiTL Group to diversify its businesses and broaden its income stream.

The Board and the CiTL Board consider the terms of the Acquisition, including the consideration, are fair and reasonable and the Acquisition is beneficial to and in the interests of the Company and CiTL and their respective shareholders.

GENERAL

Your attention is drawn to the additional information contained in the appendices to this circular.

Yours faithfully,
For and on behalf of the Board
Chevalier International Holdings Limited
Chow Yei Ching
Chairman and Managing Director

(A) ACCOUNTANTS' REPORT ON PACIFIC COFFEE GROUP

The following is the reproduction of text of the accountants' report on Pacific Coffee Group contained in the circular of Chevalier iTech Holdings Limited dated 30th June, 2005 for the Shareholders' information purpose only.

Deloitte.
德勤

德勤・關黃陳方會計師行
香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu
26/F Wing On Centre
111 Connaught Road Central
Hong Kong

30th June, 2005

The Directors
Chevalier iTech Holdings Limited
22nd Floor Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay
Hong Kong

Dear Sirs,

We set out below our report on the financial information set out in sections A to D ("Financial Information") below regarding Pacific Coffee (Holdings) Limited ("Pacific Coffee") and its subsidiaries (hereinafter collectively referred to as the "Pacific Coffee Group") for each of the three years ended 31st March, 2003, 2004 and 2005 (hereinafter collectively referred to as the "Relevant Periods") for inclusion in the circular dated 30th June, 2005 (the "Circular") issued by Chevalier iTech Holdings Limited (the "Company") in connection with the acquisition of the entire issued share capital of Pacific Coffee (the "Acquisition").

Pacific Coffee was incorporated in the British Virgin Islands as a limited liability company on 25th July, 1995 and its principal activity is investment holding. As at the date of this report, Pacific Coffee has 100% direct interests in the ordinary share capital of following subsidiaries:

Name of subsidiary	Place of incorporation	Date of incorporation	Issued and fully paid share capital	Principal activities
Pacific Coffee Company Limited	Hong Kong	21st July, 1992	HK$77,355	Trading of coffee products, operation of coffee shops and provision of maintenance services
PCC Investment Limited	Hong Kong	16th March, 2001	HK$2	Operation of coffee shops
PCC Investment (II) Limited	Hong Kong	10th December, 2003	HK$2	Operation of coffee shops
Pacific Coffee Company (S) Pte Ltd	Singapore	20th April, 1999	S$100,000	Trading of coffee products and books, operation of coffee shops
Pacific Coffee Company (Australia) Pty Limited	Australia	26th November, 1999	AUS$1	Investment holding

The financial statements of the Pacific Coffee Group for each of the three years ended 31st March, 2003, 2004 and 2005, which were prepared in accordance with the accounting principles generally accepted in Hong Kong, were audited by Philip Poon & Partners CPA Limited.

We have examined the audited financial statements of the Pacific Coffee Group for the Relevant Periods. Our examination was made in accordance with the Auditing Guideline "Prospectuses and the Reporting Accountant" as recommended by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

The Financial Information, which is expressed in United States dollars, has been prepared based on the audited financial statements for the Relevant Periods of the Pacific Coffee Group after making such adjustments as we consider appropriate, for the purpose of preparing our report for inclusion in the Circular.

The financial statements of the Pacific Coffee Group are the responsibility of the directors of Pacific Coffee who approve their issue. The Directors are responsible for the contents of the Circular in which this report is included. It is our responsibilities to compile the Financial Information set out in this report from the financial statements of the Pacific Coffee Group, to form an opinion on the Financial Information and to report our opinion to you.

In our opinion, the Financial Information gives, for the purpose of this report, a true and fair view of the state of affairs of the Pacific Coffee Group and Pacific Coffee as at 31st March, 2003, 2004 and 2005 and of the profit and cash flows of the Pacific Coffee Group for each of the years then ended.

A. FINANCIAL INFORMATION

CONSOLIDATED INCOME STATEMENTS OF THE PACIFIC COFFEE GROUP

		Year ended 31st March,		
		2003	**2004**	**2005**
	Notes	*US$'000*	*US$'000*	*US$'000*
Turnover	3	17,115	18,618	22,991
Cost of goods sold		(4,748)	(4,856)	(5,992)
Gross profit		12,367	13,762	16,999
Other revenue		454	343	565
Other operating expenses		(10,283)	(10,919)	(12,531)
Administrative expenses		(1,725)	(1,649)	(1,697)
Operating profit		813	1,537	3,336
Finance costs		(17)	(17)	(25)
Profit before taxation	4	796	1,520	3,311
Taxation	5	(225)	(315)	(617)
Profit after taxation		571	1,205	2,694
Dividends	6	1,000	777	602

CONSOLIDATED BALANCE SHEETS OF THE PACIFIC COFFEE GROUP

	Notes	As at 31st March, 2003 US$'000	2004 US$'000	2005 US$'000
Non-current assets				
Property, plant and equipment	7	4,212	3,548	3,569
Current assets				
Inventories	9	523	481	555
Trade and other receivables	10	263	142	148
Deposits and prepayments		1,710	1,897	2,223
Bank balances and cash		4,367	4,530	6,588
		6,863	7,050	9,514
Current liabilities				
Trade payables	12	592	636	900
Other payables, accruals and deposits		769	743	697
Dividend payable		1,000	–	–
Provision for taxation		44	206	397
		2,405	1,585	1,994
Net current assets		4,458	5,465	7,520
Total assets less current liabilities		8,670	9,013	11,089
Non-current liability				
Deferred tax	13	181	96	80
NET ASSETS		8,489	8,917	11,009
Share capital	14	40	40	40
Share premium	15	5,316	4,539	3,937
Retained profits	16	3,133	4,338	7,032
CAPITAL AND RESERVES		8,489	8,917	11,009

BALANCE SHEETS OF PACIFIC COFFEE

		As at 31st March,		
		2003	2004	2005
	Notes	*US$'000*	*US$'000*	*US$'000*
Non-current assets				
Investments in subsidiaries	8	1,123	1,123	1,123
Current assets				
Amounts due from subsidiaries	11	2,096	1,694	1,961
Other receivable		23	24	24
Prepayments		61	56	49
Bank balances and cash		2,950	2,186	1,343
		5,130	3,960	3,377
Current liabilities				
Amounts due to subsidiaries		–	609	685
Accruals		44	61	53
Dividend payable		1,000	–	–
		1,044	670	738
Net current assets		4,086	3,290	2,639
NET ASSETS		5,209	4,413	3,762
Share capital	14	40	40	40
Share premium	15	5,316	4,539	3,937
Accumulated losses	16	(147)	(166)	(215)
CAPITAL AND RESERVES		5,209	4,413	3,762

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY OF THE PACIFIC COFFEE GROUP

	Year ended 31st March,		
	2003	2004	2005
	US$'000	*US$'000*	*US$'000*
Total equity as at 1st April	8,925	8,489	8,917
Shares repurchase	(7)	–	–
Profit for the year	571	1,205	2,694
Dividends	(1,000)	(777)	(602)
Total equity as at 31st March	8,489	8,917	11,009

CONSOLIDATED CASH FLOW STATEMENTS OF THE PACIFIC COFFEE GROUP

	Year ended 31st March,		
	2003	2004	2005
	US$'000	*US$'000*	*US$'000*
Operating activities			
Profit before taxation	796	1,520	3,311
Adjustments for:			
Depreciation	1,439	1,540	1,464
Loss on disposal of property, plant and equipment	260	74	66
Bank overdraft interest	1	–	–
Interest income	(39)	(15)	(24)
Operating cash flows before movements in working capital	2,457	3,119	4,817
Decrease (increase) in inventories	375	42	(74)
(Increase) decrease in trade and other receivables	(120)	121	(6)
Increase in deposits and prepayments	(210)	(187)	(326)
(Decrease) increase in trade payables	(182)	44	264
Increase (decrease) in other payables, accruals and deposits	35	(26)	(46)
Cash generated from operations	2,355	3,113	4,629
Interest paid	(1)	–	–
Interest received	39	15	24
Profits tax paid	(114)	(238)	(442)
Net cash from operating activities	2,279	2,890	4,211
Investing activities			
Proceeds from disposal of property, plant and equipment	26	5	–
Purchase of property, plant and equipment	(1,887)	(955)	(1,551)
Net cash used in investing activities	(1,861)	(950)	(1,551)
Financing activities			
Dividend paid	–	(1,777)	(602)
Repurchase of shares	(7)	–	–
Net cash used in financing activities	(7)	(1,777)	(602)
Increase in cash and cash equivalents	411	163	2,058
Cash and cash equivalents at beginning of the year	3,956	4,367	4,530
Cash and cash equivalents at end of the year	4,367	4,530	6,588
Representing:			
Bank balances and cash	4,367	4,530	6,588

NOTES TO THE FINANCIAL INFORMATION

1. SIGNIFICANT ACCOUNTING POLICIES

The Financial Information has been prepared under the historical cost convention and in accordance with the accounting principles generally accepted in Hong Kong. The significant accounting policies adopted in preparing these Financial Information are as follows:

(a) Basis of consolidation

The consolidated financial information of the Pacific Coffee Group incorporates the financial information of Pacific Coffee and its subsidiaries made up to 31st March each year.

(b) Subsidiaries

Investments in subsidiaries are carried at cost less provision for impairment loss where appropriate.

(c) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any identified impairment loss.

Depreciation is provided to write off the cost of the assets over their estimated useful lives, and after taking into account their estimated residual values, using the straight-line method, at the following rates per annum:

Furniture and fixtures	10% – 60%
Machinery and equipment	16.67% – 85.71%

The gain or loss arising on disposal or retirement of an asset is determined as the difference between the net sale proceeds and the carrying amount of the asset and is recognised in the income statement.

(d) Impairment

At each balance sheet date, the carrying amounts are reviewed to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

(e) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out basis.

(f) Revenue recognition

Revenue from sales of goods is recognised when the goods are delivered to customers and the title has been passed.

Maintenance service income and marketing service income are recognised upon completion of services provided.

Interest income is recognised on a time proportion basis by reference to the principal amounts outstanding and the interest rates applicable.

(g) Operating leases

Leases where substantially all the risks and rewards of ownership of the assets remain with the lessor are accounted for as operating leases. Rentals applicable to such operating lease are charged or credited to the income statement on a straight-line basis over the relevant lease terms.

(h) Retirement benefit costs

Payments to defined contribution retirement benefit plans are charged as expenses as they fall due.

1. **SIGNIFICANT ACCOUNTING POLICIES (Continued)**

(i) **Foreign currencies**

The financial records of Pacific Coffee are maintained in United States Dollars whereas those of its subsidiaries are maintained in the domestic currencies of the geographical areas, in which the businesses operate. Transactions in currencies other than United States Dollars or the reporting currencies where applicable are translated at the prevailing rates on the dates of the transactions. Monetary assets and liabilities denominated in other currencies are re-translated at the rate prevailing on the balance sheet date. Gains and losses arising on translation are dealt with in the income statement.

On consolidation, the assets and liabilities of the Pacific Coffee Group's subsidiaries with financial records maintained in domestic currencies are translated at exchanges rates prevailing on the balance sheet date. Income and expenses items are translated at the average exchange rates for the period. Exchange differences arising on consolidation are classified as translation reserve under equity. Such translation differences are recognised as income or as expense in the period in which the operation is disposed of.

(j) **Deferred taxation**

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial information and the corresponding tax bases used in the computation of taxable profits, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from initial recognition of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investment in subsidiary, except where the Pacific Coffee Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is calculated at the tax rate that are expected to apply in the period when the liability is settled or the assets realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

In 2004, HKICPA issued a number of new or revised Hong Kong Accounting Standards and Hong Kong Financial Reporting Standards (herein collectively referred to as the "new HKFRSs") which are effective for accounting period beginning on or after 1st January, 2005.

The Pacific Coffee Group has commenced considering the potential impact of these new HKFRSs but is not yet in a position to determine whether these HKFRSs would have a significant impact on how its results of operations and financial position are prepared and presented. These HKFRSs may result in changes in the future as to how the results and financial position are prepared and presented.

2. **SEGMENT INFORMATION**

Over 90% of the Pacific Coffee Group's operations are located and carried out in Hong Kong, and the sole principal activity of the Pacific Coffee Group is operation of coffee shops. Accordingly, no segment information by business and geographical area presented.

3. **TURNOVER**

Turnover represents sales at invoiced value to customers.

4. PROFIT BEFORE TAXATION

	Year ended 31st March, 2003 US$'000	2004 US$'000	2005 US$'000
Profit before taxation is arrived at after charging:			
Auditors' remuneration	10	11	20
Depreciation	1,439	1,540	1,464
Directors' emoluments			
– fee	–	–	–
– contributions to retirement benefit scheme	4	4	4
– other emoluments	491	447	488
Staff costs	3,860	3,771	4,436
	4,355	4,222	4,928
Operating lease charges in respect of rented properties	3,991	4,539	5,196
Loss on disposal of property, plant and equipment	260	74	66
Finance costs			
– Bank overdraft interest	1	–	–
– Bank charges	16	17	25
	17	17	25
and crediting:			
Interest income	39	15	24
Gross earning from leasing of machinery	78	48	44
Maintenance service income	77	89	102
Marketing service income	216	175	388

5. TAXATION

	Year ended 31st March, 2003 US$'000	2004 US$'000	2005 US$'000
The charge comprises:			
Hong Kong Profits Tax *(note (a) below)*	178	400	633
Deferred tax *(note 13)*	47	(85)	(16)
	225	315	617

The taxation charge can be reconciled to the profit for the Relevant Periods as follows:

	Year ended 31st March, 2003 US$'000	2004 US$'000	2005 US$'000
Profit before taxation	796	1,520	3,311
Tax at the Hong Kong Profits Tax rate of 16%, 17.5% and 17.5%	127	266	579
Tax effect of non-deductible expenses	7	9	13
Tax effect of non-taxable income	(1)	(1)	(1)
Tax effect of utilisation of unrecognised tax losses	(3)	(9)	–
Tax effect of tax losses not recognised	64	–	–
Increase in opening deferred tax liability resulting from an increase in Hong Kong Profits Tax rate *(note (b) below)*	–	17	–
Effect of different tax rates of subsidiaries operating in other jurisdiction	–	(4)	(2)
Others	31	37	28
Taxation charge for the year	225	315	617

5. **TAXATION** *(continued)*

Notes:

(a) Hong Kong Profits Tax is provided at the rate of 16%, 17.5% and 17.5% on the assessable profits for each of the three years ended 31st March, 2003, 31st March, 2004 and 31st March, 2005, respectively.

No provision for foreign income tax is required as the subsidiary operating in other jurisdiction incurred losses during the Relevant Periods.

(b) During the year ended 31st March, 2004, the Hong Kong Government changed the Hong Kong Profits Tax rate from 16% to 17.5% with effect from the year of assessment 2003/04.

6. **DIVIDENDS**

	Year ended 31st March,		
	2003	**2004**	**2005**
	US$'000	*US$'000*	*US$'000*
Interim dividend US$0.6928 and US$1.5048 per ordinary share in 2004 and 2005	–	277	602
Special dividend US$2.4979 and US$1.2489 per ordinary share in 2003 and 2004	1,000	500	–
	1,000	777	602

7. **PROPERTY, PLANT AND EQUIPMENT**

	PACIFIC COFFEE GROUP			
		Machinery and equipment		
	Furniture and fixtures	**held for own use**	**held for lease**	**Total**
	US$'000	*US$'000*	*US$'000*	*US$'000*
COST				
As at 1st April, 2002	5,096	1,922	212	7,230
Additions	1,430	445	12	1,887
Disposals	(497)	(101)	(143)	(741)
As at 31st March, 2003	6,029	2,266	81	8,376
Additions	717	226	12	955
Disposals	(60)	(93)	(11)	(164)
As at 31st March, 2004	6,686	2,399	82	9,167
Additions	1,210	340	1	1,551
Disposals	(594)	(455)	(54)	(1,103)
As at 31st March, 2005	7,302	2,284	29	9,615
ACCUMULATED DEPRECIATION				
As at 1st April, 2002	2,116	887	177	3,180
Charge for the year	1,017	391	31	1,439
Eliminated on disposals	(246)	(66)	(143)	(455)
As at 31st March, 2003	2,887	1,212	65	4,164
Charge for the year	1,136	395	9	1,540
Eliminated on disposals	(17)	(57)	(11)	(85)
As at 31st March, 2004	4,006	1,550	63	5,619
Charge for the year	1,098	357	9	1,464
Eliminated on disposals	(550)	(431)	(56)	(1,037)
As at 31st March, 2005	4,554	1,476	16	6,046
NET BOOK VALUES				
As at 31st March, 2003	3,142	1,054	16	4,212
As at 31st March, 2004	2,680	849	19	3,548
As at 31st March, 2005	2,748	808	13	3,569

8. INVESTMENTS IN SUBSIDIARIES

	As at 31st March,		
	2003	**2004**	**2005**
	US$'000	*US$'000*	*US$'000*
Unlisted shares, at cost	1,123	1,123	1,123

9. INVENTORIES

All inventories, which are held for resale, are carried at cost.

10. TRADE AND OTHER RECEIVABLES

Included in these amounts are trade receivables of US$202,000, US$92,000 and US$108,000 outstanding at 31st March, 2003, 31st March, 2004 and 31st March, 2005, respectively. An aged analysis of the trade receivable is as follows:

	As at 31st March,		
	2003	**2004**	**2005**
	US$'000	*US$'000*	*US$'000*
Aged at 0 to 30 days	202	85	102
Aged at 31 to 60 days	–	6	5
Aged at over 60 days	–	1	1
	202	92	108

The Pacific Coffee Group has a policy of allowing an average credit period of 30-60 days to its trade customers.

11. AMOUNTS DUE FROM SUBSIDIARIES

	As at 31st March,		
	2003	**2004**	**2005**
	US$'000	*US$'000*	*US$'000*
Secured *(note (b))*	–	1,679	1,961
Unsecured	2,096	15	–
	2,096	1,694	1,961

Notes:

(a) The amounts due from subsidiaries are interest free and have no fixed term of repayment.

(b) The balance is secured by all assets of the subsidiary.

12. TRADE PAYABLES

An aged analysis of the trade payables is as follows:

	As at 31st March,		
	2003	**2004**	**2005**
	US$'000	*US$'000*	*US$'000*
Aged at 0 to 30 days	572	630	767
Aged at 31 to 60 days	1	–	11
Aged at over 60 days	19	6	122
	592	636	900

13. DEFERRED TAX

The major deferred tax liabilities recognised by the Pacific Coffee Group and movements thereon during the Relevant Periods are attributable to the followings:

	Accelerated tax allowances	Tax losses	Total
	US$'000	*US$'000*	*US$'000*
As at 1st April, 2002	134	–	134
Charge to income statement	47	–	47
As at 31st March, 2003	181	–	181
Charge to income statement	(85)	–	(85)
As at 31st March, 2004	96	–	96
Charge (credit) to income statement	11	(27)	(16)
As at 31st March, 2005	107	(27)	80

At the balance sheet date, the Pacific Coffee Group has unused tax losses and deductible temporary differences in respect of capital allowances for which no deferred tax assets is recognised in the balance sheet as follows:

	2003	2004	2005
	US$'000	*US$'000*	*US$'000*
Capital allowances	876	932	1,021
Tax losses	746	695	695
	1,622	1,627	1,716

Deferred tax asset has not been recognised due to the unpredictability of future profit streams to utilise the deductible temporary differences or to offset against the unused tax losses which can be carried forward indefinitely.

14. SHARE CAPITAL

		As at 31st March,	
	2003	2004	2005
	US$'000	*US$'000*	*US$'000*
Authorised:			
500,000 ordinary shares of US$0.1 each	50	50	50
Issued and fully paid:			
400,337 ordinary shares of US$0.1 each	40	40	40

At the beginning of the Relevant Periods, the issued capital of Pacific Coffee was US$40,071 divided into 400,710 shares of US$0.1 each. Pursuant to the special resolution passed on 14th January, 2003, the issued share capital was reduced from US$40,071 to US$40,034 by the repurchase of 370 ordinary shares at US$20 each for cash at a premium of US$19.9 each. The repurchased shares were cancelled upon repurchase.

Other than the above, there was no change in the authorised, issued and fully paid capital during each of the three years ended 31st March, 2003, 2004 and 2005.

15. SHARE PREMIUM

		As at 31st March,	
	2003	2004	2005
	US$'000	*US$'000*	*US$'000*
As at 1st April	6,323	5,316	4,539
Shares repurchase	(7)	–	–
Dividends	(1,000)	(777)	(602)
As at 31st March	5,316	4,539	3,937

16. RETAINED PROFITS (ACCUMULATED LOSSES)

	PACIFIC COFFEE GROUP		
	As at 31st March,		
	2003	2004	2005
	US$'000	*US$'000*	*US$'000*
As at 1st April	2,562	3,133	4,338
Profit for the year	571	1,205	2,694
As at 31st March	3,133	4,338	7,032

	PACIFIC COFFEE		
	As at 31st March,		
	2003	2004	2005
	US$'000	*US$'000*	*US$'000*
As at 1st April	(142)	(147)	(166)
Loss for the year	(5)	(19)	(49)
As at 31st March	(147)	(166)	(215)

17. OPERATING LEASE COMMITMENTS

(a) At the balance sheet dates, the Pacific Coffee Group had commitments for future minimum lease payments in respect of leasing of properties under non-cancellable operating leases which fall due as follows:

	As at 31st March,		
	2003	2004	2005
	US$'000	*US$'000*	*US$'000*
Within one year	3,948	4,140	4,526
In the second to fifth year inclusive	3,984	4,192	5,586
After the fifth year	–	379	–
	7,932	8,711	10,112

Leases are negotiated for term ranging from two to three years and rental are fixed for an average of two years.

(b) At the balance sheet dates, the Pacific Coffee Group had contracted with the lessees in respect of leasing of machinery for the following future minimum lease payments:

	As at 31st March,		
	2003	2004	2005
	US$'000	*US$'000*	*US$'000*
Within one year	32	30	11
In the second to fifth year inclusive	24	14	4
	56	44	15

All machinery held for leases were leased out for an average terms of two years.

18. CONTINGENT LIABILITIES

At 31st March, 2005, the Pacific Coffee Group had contingent liabilities of US$128,000 in respect of liquidated damages for an alleged breach of a wholesale food supply contract. No provision is made in the financial information as the directors of Pacific Coffee are of the opinion that the plaintiff is unlikely to be successful in claiming the amount.

B. RETIREMENT BENEFIT SCHEMES

The Pacific Coffee Group participates in Mandatory Provident Fund Scheme (the "MPF Scheme") and Central Provident Fund ("CPF"), defined contribution schemes, for the benefits of the Hong Kong and Singapore employees respectively. The assets of the schemes are held separately from those of the Pacific Coffee Group, in funds under the control of trustees.

The total cost charged to income statement for the three years ended 31st March, 2003, 2004 and 2005 of US$189,000, US$177,000 and US$210,000, respectively, represents contributions pay and payable to these schemes by the Pacific Coffee Group in respect of the respective accounting period. Contributions of US$18,000, US$15,000 and US$23,000 as at 31st March, 2003, 31st March, 2004 and 31st March, 2005, respectively, had not been paid over the schemes.

C. SUBSEQUENT EVENTS

Subsequent to 31st March, 2005 but before the completion of Acquisition, an interim dividend for the year ending 31st March, 2006 of US$16.88 per ordinary share, amounting to US$6,758,000 was paid to the shareholders.

D. SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements of the Pacific Coffee or any of its subsidiaries have been issued subsequent to 31st March, 2005.

Yours faithfully,
Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong

(B) MANAGEMENT DISCUSSION ON PACIFIC COFFEE GROUP

The Pacific Coffee Group's capital structure as of 31st March, 2005 consisted of shareholders' equity of US$11,009,000 (approximately HK$85,870,000). As at 31st March, 2004, the shareholders' equity was US$8,917,000 (approximately HK$69,553,000). As at 31st March, 2003, the shareholders' equity was US$8,489,000 (approximately HK$66,214,000). The Pacific Coffee Group has been financing its operations through shareholders' funds and internally generated cash flow.

The Pacific Coffee Group enjoyed a sales growth of 23.5% and 8.8% during the years ended 31st March, 2005 to US$22,991,000 (approximately HK$179,330,000) and 31st March, 2004 to US$18,618,000 (approximately HK$145,220,000) as compared to the year ended 31st March, 2004 and 31st March, 2003 respectively. Gross profits in 2005 improved by 23.5% to US$16,999,000 (approximately HK$132,592,000) and in 2004 increased by 11.3% to US$13,762,000 (approximately HK$107,344,000). The 2005 profit before taxation increased by 117.8% to US$3,311,000 (approximately HK$25,826,000) while profit after taxation increased by 123.6% to US$2,694,000 (approximately HK$21,013,000) as compared to the year ended 31st March, 2004. Whereas, the 2004 profit before taxation increased by 91.0% to US$1,520,000 (approximately HK$11,856,000) and the profit after taxation increased by 110.0% to US$1,205,000 (approximately HK$9,399,000) as compared to the year ended 31st March, 2003. The growth of turnover and gross profits are attributable to the success of business strategies of capturing market share and cost controlling.

The Pacific Coffee Group had about 240 employees as at the Latest Practicable Date. Total staff costs for the year ended 31st March, 2005 amounted to US$4,928,000 (approximately HK$38,438,000).

The Pacific Coffee Group generated strong positive cashflow from operations of US$4,629,000 (approximately HK$36,106,000) during the year ended 31st March, 2005. The Pacific Coffee Group had no borrowings as at 31st March, 2005.

The Pacific Coffee Group's sales are predominantly in Hong Kong dollars, whereas part of its materials purchases are from offshore suppliers denominated in U.S. dollars, which remained relatively stable during each of the three years ended 31st March, 2003, 2004 and 2005.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this circular with regard to the Company and confirm, having made all reasonable enquiries and that to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

i. Directors' and chief executives' interests in securities

As at the Latest Practicable Date, the interests and short positions of the Directors and the chief executives of the Company in the shares, underlying shares and debentures of the Company and its associated corporations, within the meaning of Part XV of the SFO, which have been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have taken under such provisions of the SFO), or which were required to be recorded in the register to be kept by the Company pursuant to S352 of the SFO or as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

(a) Interests in the Company – Shares

Name of Directors	Capacity	Number of Shares Personal interests	 Family interests	 Total	Approximate percentage of interest (%)
CHOW Yei Ching	Beneficial owner	144,276,359*	–	144,276,359	51.79
KUOK Hoi Sang	Beneficial owner	98,216	–	98,216	0.04
FUNG Pak Kwan	Beneficial owner	93,479	–	93,479	0.03
TAM Kwok Wing	Beneficial owner	169,015	32,473	201,488	0.07
KAN Ka Hon	Beneficial owner	29,040	–	29,040	0.01
HO Chung Leung	Beneficial owner	40,000	–	40,000	0.01

* *Dr. CHOW Yei Ching ("Dr. Chow") beneficially owned 144,276,359 Shares, representing approximately 51.79% of the issued share capital of the Company. These shares in the Company were same as those shares disclosed in the section "Substantial shareholders' interests in securities" below.*

(b) Interests in Associated Corporation – shares

Name of directors	Associated corporation	Capacity	Number of ordinary shares Personal interests	 Corporate interests	 Family interests	 Total	Approximate percentage of interest (%)
CHOW Yei Ching	CiTL	Beneficial owner and interest of controlled corporation	6,815,854	86,994,933*	-	93,810,787	54.75
KUOK Hoi Sang	CiTL	Beneficial owner	2,400,000	-	-	2,400,000	1.40
FUNG Pak Kwan	CiTL	Beneficial owner	2,580,000	-	-	2,580,000	1.50
TAM Kwok Wing	CiTL	Beneficial owner	400,000	-	10,400	410,400	0.24
KAN Ka Hon	CiTL	Beneficial owner	451,200	-	-	451,200	0.26

* *Dr. Chow had notified CiTL that under the SFO, he was deemed to be interested in 86,994,933 shares in CiTL which were all held by the Company as Dr. Chow beneficially owned 144,276,359 Shares, representing approximately 51.79% of the issued share capital of the Company.*

Save as disclosed above, as at the Latest Practicable Date, so far as is known to the Directors and the chief executives of the Company, no other person has interests or short positions in the shares, underlying shares and debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions

which they were taken or deemed to have taken under such provisions of the SFO); or are required, pursuant to S352 of the SFO, to be recorded in the register referred to therein; or are required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

ii. Substantial Shareholders' interests in securities

As at the Latest Practicable Date, so far as is known to the Directors and the chief executives of the Company, the interests and short positions of the persons or corporations in the Shares or underlying Shares which have been disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under S336 of the SFO were as follows:

Substantial Shareholder	Number of Shares held	Approximate percentage of interest *(%)*
CHOW Yei Ching	144,276,359	51.79
MIYAKAWA Michiko	144,276,359 *(Note 1)*	51.79
Value Partners Limited	16,730,000	6.01
CHEAH Cheng Hye	16,730,000 *(Note 2)*	6.01

Note:

1. Under Part XV of the SFO, Ms. Miyakawa Michiko, the spouse of Dr. Chow, was deemed to be interested in the same parcel of 144,276,359 Shares held by Dr. Chow.

2. Such interests arose through the interests in the relevant Shares owned by Value Partners Limited, a funds management company, in which Mr. Cheah Cheng Hye held approximately 31.82% shareholding interests.

Save as disclosed above, as at the Latest Practicable Date, so far as is known to the Directors and the chief executives of the Company, no other person had interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations which were required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who were, directly or indirectly, beneficially interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Enlarged Group or in any options in respect of such capital.

3. LITIGATION

As at the Latest Practicable Date, so far as is known to the Directors, none of the members of the Enlarged Group was engaged in any litigation, arbitration of material importance or claim of material importance pending or threatened against any member of the Enlarged Group.

4. DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors have an interest in any business constituting a competing business to the Group.

5. SERVICE CONTRACT

As at the Latest Practicable Date, none of the Directors have entered, or are proposing to enter, into any service contract with the Company or its subsidiaries which is not expiring or may not be terminated by the Company within a year without payment of any compensation (other than statutory compensation).

6. EXPERT AND CONSENT

Deloitte Touche Tohmatsu, a firm of certified public accountants, has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and the reference to its name in the form and context in which it appears.

As at the Latest Practicable Date, Deloitte Touche Tohmatsu did not have any shareholding in the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in the Group, nor did it have any interest, direct or indirect, in any assets which had, since 31st March, 2004, being the date to which the latest published audited consolidated financial statements of the Group were made up, been acquired or disposed of by or leased to the Enlarged Group, or were proposed to be acquired or disposed of by or leased to the Enlarged Group.

7. MISCELLANEOUS

(a) The qualified accountant of the Company is Mr. Ho Chung Leung, *FCCA*. He is a fellow member of The Association of Chartered Certified Accountants in the U.K. and a member of the Hong Kong Institute of Certified Public Accountants.

(b) The secretary of the Company is Mr. Kan Ka Hon, *FCCA*. He is a fellow member of The Association of Chartered Certified Accountants in the U.K. and a member of the Hong Kong Institute of Certified Public Accountants.

(c) The registered office of the Company is situated at Canon's Court, 22 Victoria Street, Hamilton, HM 12, Bermuda and its principal place of business is situated at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong.

(d) The Hong Kong branch share registrars and transfer office of the Company is Standard Registrars Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

(e) In the event of inconsistency, the English text of this circular shall prevail over the Chinese text.

於最後實際可行日期，德勤•關黃陳方會計師行並無擁有本集團任何股權或任何可認購或提名他人認購本集團證券的權利（無論可依法執行與否），亦自二零零四年三月三十一日（即編製本集團最近期刊發之經審核綜合財務報表日期）以來，於經擴大後集團所購入、出售或租賃或擬購入、出售或租賃之任何資產概無擁有或曾經擁有任何直接及間接權益。

7. 一般事項

(a) 本公司之合資格會計師為何宗樑先生，FCCA，彼為英國特許公認會計師公會資深會員及香港會計師公會會員。

(b) 本公司之公司秘書為簡嘉翰先生，FCCA，彼為英國特許公認會計師公會資深會員及香港會計師公會會員。

(c) 本公司的註冊辦事處位於Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda。本公司之總辦事處及主要營業地點位於香港九龍灣宏開道八號其士商業中心二十二樓。

(d) 本公司之香港股份登記及過戶分處標準証券登記有限公司，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下。

(e) 本通函中英文版本如出現歧異，概以英文本為準。

倉），或須根據證券及期貨條例第352條規定記錄於該條所述登記冊內之權益或短倉；或須根據標準守則知會本公司及聯交所之權益或短倉。

ii. **主要股東之證券權益**

於最後實際可行日期，就董事及本公司主要行政人員所知，下列人士或法團於本公司股份或相關股份中所擁有須根據證券及期貨條例第XV部第2及3分部的條文向本公司披露，及須記錄於本公司根據證券及期貨條例第336條置存之記錄冊內之權益及短倉如下：

主要股東	持股數量		權益概約百分比 (%)
周亦卿	144,276,359		51.79
宮川美智子	144,276,359	*(附註1)*	51.79
惠理基金管理公司	16,730,000		6.01
謝清海	16,730,000	*(附註2)*	6.01

附註：

1. 根據證券及期貨條例第XV部，該等股份由周博士持有。周博士之配偶宮川美智子女士被視為擁有同一批144,276,359股股份之權益。

2. 該等權益因惠理基金管理公司，一間基金管理公司，擁有有關股份權益而產生，而謝清海先生持有該基金管理公司約31.82%之股權。

除上文所披露者外，於最後實際可行日期，就董事及本公司主要行政人員所知，概無任何其他人士於本公司或其任何相聯公司之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第2及第3分部向本公司披露之權益或短倉，或直接或間接持有任何類別股本（附有權利在任何情況下可於經擴大後集團任何成員公司之股東大會上投票之股本）或擁有可認購該股本之任何購股權面值百分之十或以上權益。

3. 訴訟

於最後實際可行日期，據董事所知，經擴大後集團各成員公司並無牽涉任何重大訴訟或仲裁；經擴大後集團任何成員公司並無任何尚未了結或面臨威脅的重大訴訟或索償事件。

4. 董事之競爭權益

於最後實際可行日期，董事概無從事任何與本集團業務構成競爭的業務。

5. 董事之服務合約

於最後實際可行日期，董事概無與本公司或其任何附屬公司訂立或擬訂立任何服務合約，而不會於一年內屆滿或可由本公司於一年內予以終止而毋須支付賠償（法定賠償除外）的合約。

6. 專家及同意書

德勤•關黃陳方會計師行為執業會計師，已就本通函之刊行發出同意書，表示同意按本通函所載之形式及涵義轉載其函件及引述其名稱，且迄今並無撤回同意書。

1. 責任聲明

本通函乃遵照上市規則提供有關本公司之資料。董事願就本通函所載有關本公司的資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知及所信，本通函中所表達之意見乃經審慎周詳考慮後始行作出，且並無遺漏任何其他事實，致令本通函所載之任何內容產生誤導。

2. 權益之披露

i. 董事及主要行政人員之證券權益

於最後實際可行日期，董事及本公司主要行政人員於本公司及其相聯公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券中所擁有已根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益及短倉(包括彼等根據上述證券及期貨條例條文被列為或視作擁有之權益及短倉)，或必須並已記錄於根據證券及期貨條例第352條規定須予存置之登記冊內之權益及短倉，或根據標準守則須知會本公司及聯交所之權益及短倉如下：

(甲) 本公司權益－股份

董事名稱	身份	股份數目 個人權益	 家族權益	 總數	權益概約 百分比 (%)
周亦卿	實益擁有人	144,276,359*	–	144,276,359	51.79
郭海生	實益擁有人	98,216	–	98,216	0.04
馮伯坤	實益擁有人	93,479	–	93,479	0.03
譚國榮	實益擁有人	169,015	32,473	201,488	0.07
簡嘉翰	實益擁有人	29,040	–	29,040	0.01
何宗樑	實益擁有人	40,000	–	40,000	0.01

* *周亦卿博士(「周博士」)實益持有144,276,359股份，佔本公司已發行股份約51.79%。該等股份與下段「主要股東之證券權益」所述之股份相同。*

(乙) 相聯公司權益－股份

董事名稱	相聯公司	身份	普通股股份數目 個人權益	 公司權益	 家族權益	 總數	權益概約 百分比 (%)
周亦卿	其士控股	實益擁有人及受控制公司之權益	6,815,854	86,994,933*	–	93,810,787	54.75
郭海生	其士控股	實益擁有人	2,400,000	–	–	2,400,000	1.40
馮伯坤	其士控股	實益擁有人	2,580,000	–	–	2,580,000	1.50
譚國榮	其士控股	實益擁有人	400,000	–	10,400	410,400	0.24
簡嘉翰	其士控股	實益擁有人	451,200	–	–	451,200	0.26

* *周博士實益持有144,276,359股份，佔本公司已發行股份約51.79%。根據證券及期貨條例，周博士被視為擁有本公司持有之其士控股股份86,994,933股之權益，周博士並已就此向其士控股作出知會。*

除上文所披露者外，於最後實際可行日期，就董事及本公司主要行政人員所知，概無其他人士於本公司及其任何相聯公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益及短倉(包括彼等根據上述證券及期貨條例條文被列為或視作擁有之權益及短

B.　退休福利計劃

Pacific Coffee集團為香港及新加坡僱員設立退休福利計劃，分別是強制性公積金計劃（簡稱「強積金計劃」）及Central Provident Fund（簡稱「CPF」）。計劃中的資產與Pacific Coffee集團之資產分開持有，並由信託公司保管。

截至二零零三年、二零零四年及二零零五年三月三十一日止的三個年度，Pacific Coffee集團已支付及待支付的總支出計入會計期內損益表分別為189,000美元，177,000美元及210,000美元。於二零零三年三月三十一日，二零零四年三月三十一日及二零零五年三月三十一日，尚未支付該等計劃的供款分別為18,000美元，15,000美元及23,000美元。

C.　結算日後事項

於二零零五年三月三十一日結算日後，但在完成收購前，派發給股東中期股息每股16.88美元，總計為6,758,000美元。

D.　結算日後財務報表

並無就二零零五年三月三十一日後任何期間編撰Pacific Coffee或其附屬公司的經審核財務報表。

此致

香港
九龍灣
宏開道8號
其士商業中心22樓
其士科技控股有限公司
列位董事　台照

德勤 • 關黃陳方會計師行
香港執業會計師
謹啟

二零零五年六月三十日

(B)　Pacific Coffee集團之管理層討論

於二零零五年三月三十一日Pacific Coffee集團資本結構包括股東權益為美元11,009,000（約港幣85,870,000元）。於二零零四年三月三十一日，股東權益為美元8,917,000（約港幣69,553,000元）。於二零零三年三月三十一日，股東權益為美元8,489,000（約港幣66,214,000元）。Pacific Coffee集團營運資金來自股東資金及內部現金。

截至二零零五年三月三十一日止年度，Pacific Coffee集團營業額與二零零四年三月三十一日年度相比增長23.5%，達美元22,991,000（約港幣179,330,000元）而截至二零零四年三月三十一日止年度，營業額與二零零三年三月三十一日止年度比較增長8.8%，達美元18,618,000（約港幣145,220,000元）。二零零五年毛利增幅為23.5%，達美元16,999,000（約港幣132,592,000元）；而二零零四年毛利增長11.3%，達美元13,762,000（約港幣107,344,000元）。與二零零四年三月三十一日止年度比較，二零零五年度除税前利潤增加117.8%至美元3,311,000（約港幣25,826,000元），而除税後利潤增加123.6%至美元2,694,000（約港幣21,013,000元）。與二零零三年三月三十一日止年度比較，二零零四年度除税前利潤增加91.0%至美元1,520,000（約港幣11,856,000元），而除税後利潤增加110.0%至美元1,205,000（約港幣9,399,000元）。通過成功的業務策略以爭取市場佔有率及成本控制，因此令營業額及毛利有所增長。

在最後實際可行日期，Pacific Coffee集團顧用員工約240人。截至二零零五年三月三十一日止年度，員工開支為美元4,928,000（約港幣38,438,000元）。

於二零零五年三月三十一日年度，Pacific Coffee集團從業務上產生現金流量為美元4,629,000（約港幣36,106,000元）。於二零零五年三月三十一日，Pacific Coffee集團並無任何借貸。

Pacific Coffee集團的銷售收入以港幣為主；而部份物料採購由海外供應商提供，並以美元為主要交易。過去三個年度二零零三年、二零零四年及二零零五年期間美元貨幣相對地平穩。

16. **保留溢利(累積虧損)**

	PACIFIC COFFEE集團		
	三月三十一日		
	二零零三年	二零零四年	二零零五年
	千美元	千美元	千美元
四月一日	2,562	3,133	4,338
年內利潤	571	1,205	2,694
三月三十一日	3,133	4,338	7,032

	PACIFIC COFFEE		
	三月三十一日		
	二零零三年	二零零四年	二零零五年
	千美元	千美元	千美元
四月一日	(142)	(147)	(166)
年內虧損	(5)	(19)	(49)
三月三十一日	(147)	(166)	(215)

17. **營業性租賃**

(a) 於資產負債表日，Pacific Coffee集團根據不可撤銷之營業租賃而須於未來支付之最低物業租賃額如下：

	三月三十一日		
	二零零三年	二零零四年	二零零五年
	千美元	千美元	千美元
一年內	3,948	4,140	4,526
二至五年	3,984	4,192	5,586
五年後	–	379	–
	7,932	8,711	10,112

租約之商討為期兩至三年及租金之訂定平均期限為兩年。

(b) Pacific Coffee集團根據不可撤銷之機器租賃而可於未來收取之最低租賃金額如下：

	三月三十一日		
	二零零三年	二零零四年	二零零五年
	千美元	千美元	千美元
一年內	32	30	11
二至五年	24	14	4
	56	44	15

機器租期平均為兩年。

18. **或然負債**

於二零零五年三月三十一日，Pacific Coffee集團之或然負債為128,000美元。該金額為該集團被訴稱違反批發食品供應合同而索償之部份。根據Pacific Coffee董事之意見，因原告人能成功追討機會不大，故並沒有在財務資料中撥備。

13. 遞延稅項

以下為Pacific Coffee 集團確認之主要遞延稅項負債及有關期間之變動如下。

	加速稅項折舊 千美元	稅項虧損 千美元	合計 千美元
二零零二年四月一日	134	–	134
於收益表內扣除	47	–	47
二零零三年三月三十一日	181	–	181
於收益表內扣除	(85)	–	(85)
二零零四年三月三十一日	96	–	96
於收益表內扣除(計入)	11	(27)	(16)
二零零五年三月三十一日	107	(27)	80

在資產負債表日，Pacific Coffee 集團未徵用之稅項虧損及暫時差異可用作抵銷將來之利潤的資本補貼並未確認計入資產負債如下：

	二零零三年 千美元	二零零四年 千美元	二零零五年 千美元
資本補貼	876	932	1,021
稅項虧損	746	695	695
	1,622	1,627	1,716

由於難以預測將來利潤能否用作扣減暫時差異或抵銷未徵用之稅項，因此沒有確認遞延稅項資產。未徵用之稅項虧損可無限期結轉。

14. 股本

	三月三十一日 二零零三年 千美元	二零零四年 千美元	二零零五年 千美元
法定：			
500,000股每股面值0.1美元的普通股	50	50	50
已發行及繳足：			
400,337股每股面值0.1美元的普通股	40	40	40

有關期間開始時，Pacific Coffee已發行股票由原先40,071美元分拆為400,710股每股0.1美元。根據二零零三年一月十四日通過的特別決議，回購370股普通股，以每股20美元現金(溢價19.9美元)將40,071美元股票減至40,034美元。

除上述外，過去三年，即二零零三年三月三十一日，二零零四年三月三十一日及二零零五年三月三十一日，法定、已發行及繳足股票沒有變動。

15. 股本溢價

	三月三十一日 二零零三年 千美元	二零零四年 千美元	二零零五年 千美元
四月一日	6,323	5,316	4,539
股票回購	(7)	–	–
股息	(1,000)	(777)	(602)
三月三十一日	5,316	4,539	3,937

8.　**附屬公司投資**

	三月三十一日		
	二零零三年 千美元	二零零四年 千美元	二零零五年 千美元
無牌價股份－成本	1,123	1,123	1,123

9.　**存貨**

作為銷售的所有存貨均按成本值列賬。

10.　**應收款項及其他款項**

款項中包括二零零三年三月三十一日、二零零四年三月三十一日及二零零五年三月三十一日的應收貿易款項分別為：美元202,000，美元92,000及美元108,000。於結算日應收貿易款項的賬齡分析如下：

	三月三十一日		
	二零零三年 千美元	二零零四年 千美元	二零零五年 千美元
0-30天	202	85	102
31-60天	–	6	5
逾60天	–	1	1
	202	92	108

The Pacific Coffee 集團的信貸政策，為給予貿易客戶之平均信貸期為30至60天。

11.　**應收附屬公司款項**

	三月三十一日		
	二零零三年 千美元	二零零四年 千美元	二零零五年 千美元
有抵押 *(附註 (b))*	–	1,679	1,961
無抵押	2,096	15	–
	2,096	1,694	1,961

附註：

(a)　應收附屬公司款項為免息及無設定還款期。

(b)　所有附屬公司的資產以作款項的抵押。

12.　**應付款項**

應付款項的賬齡分析如下：

	三月三十一日		
	二零零三年 千美元	二零零四年 千美元	二零零五年 千美元
0-30天	572	630	767
31-60天	1	–	11
逾60天	19	6	122
	592	636	900

5. **稅項(續)**

附註：

(a) 二零零三年三月三十一日、二零零四年三月三十一日及二零零五年三月三十一日年度香港利得稅乃按年內之估計應課稅溢利分別以16%，17.5%，17.5%計算。

由於附屬公司在其他管轄範圍在有關期間所經營的業務承受虧損，因此並無於該等期間的財務資料作出海外收入稅。

(b) 在二零零四年三月三十一日年度期間，香港政府將香港利得稅率自二零零三／零四應課稅年度起由16%增加至17.5%。

6. **股息**

	截至三月三十一日止年度		
	二零零三年	二零零四年	二零零五年
	千美元	千美元	千美元
中期股息			
二零零四年每股普通股股息為美元0.6928及二零零五年每股普通股股息為美元1.5048	–	277	602
特別股息			
二零零三年每股普通股股息為美元2.4979及二零零四年每股普通股股息為美元1.2489	1,000	500	–
	1,000	777	602

7. **物業、廠房及設備**

	PACIFIC COFFEE集團			
		機器及設備		
	傢俬及裝置	自用	租賃	合計
	千美元	千美元	千美元	千美元
成本值				
二零零二年四月一日	5,096	1,922	212	7,230
添置	1,430	445	12	1,887
出售	(497)	(101)	(143)	(741)
二零零三年三月三十一日	6,029	2,266	81	8,376
添置	717	226	12	955
出售	(60)	(93)	(11)	(164)
二零零四年三月三十一日	6,686	2,399	82	9,167
添置	1,210	340	1	1,551
出售	(594)	(455)	(54)	(1,103)
二零零五年三月三十一日	7,302	2,284	29	9,615
累積折舊				
二零零二年四月一日	2,116	887	177	3,180
年度折舊	1,017	391	31	1,439
售出撥回	(246)	(66)	(143)	(455)
二零零三年三月三十一日	2,887	1,212	65	4,164
年度折舊	1,136	395	9	1,540
售出撥回	(17)	(57)	(11)	(85)
二零零四年三月三十一日	4,006	1,550	63	5,619
年度折舊	1,098	357	9	1,464
售出撥回	(550)	(431)	(56)	(1,037)
二零零五年三月三十一日	4,554	1,476	16	6,046
賬面淨值				
二零零三年三月三十一日	3,142	1,054	16	4,212
二零零四年三月三十一日	2,680	849	19	3,548
二零零五年三月三十一日	2,748	808	13	3,569

4. **除稅前溢利**

	截至三月三十一日止年度		
	二零零三年	二零零四年	二零零五年
	千美元	*千美元*	*千美元*
除稅前溢利已扣除下列項目支出：			
核數師酬金	10	11	20
折舊	1,439	1,540	1,464
董事酬金			
一 袍金	–	–	–
一 退休福利計劃供款	4	4	4
一 其他酬金	491	447	488
員工開支	3,860	3,771	4,436
	4,355	4,222	4,928
營業性租賃之樓宇租用支出	3,991	4,539	5,196
出售物業、廠房及設備之虧損	260	74	66
財務支出			
一 銀行透支利息	1	–	–
一 銀行費用	16	17	25
	17	17	25
並包括下列項目收入：			
銀行及其他利息收入	39	15	24
租賃總收益	78	48	44
保養服務收入	77	89	102
推廣服務收入	216	175	388

5. **稅項**

	截至三月三十一日止年度		
	二零零三年	二零零四年	二零零五年
	千美元	*千美元*	*千美元*
稅項包括			
香港利得稅 *(附註(a))*	178	400	633
遞延稅 *(附註13)*	47	(85)	(16)
	225	315	617

有關期間內的稅項與收益表所列溢利的對賬如下：

	截至三月三十一日止年度		
	二零零三年	二零零四年	二零零五年
	千美元	*千美元*	*千美元*
除稅前溢利	796	1,520	3,311
按香港利得稅率計算之稅項 (16%，17.5%及17.5%)	127	266	579
不可扣除開支的稅務影響	7	9	13
毋須課稅收入的稅務影響	(1)	(1)	(1)
使用以前未予確認稅務虧損的稅項影響	(3)	(9)	–
未確認稅項虧損之稅務影響	64	–	–
因稅率改變而對遞延稅項期初結餘造成的影響 *(附註(b))*	–	17	–
於其他司法權益經營之附屬公司不同稅率之影響	–	(4)	(2)
其他	31	37	28
年內稅項支出	225	315	617

1. 主要會計政策(續)

(i) 外幣換算

Pacific Coffee財務記錄以美元記帳，其附屬公司在當地經營會以當地貨幣作記帳。美元或適當報表幣值以外之交易是按交易當日之滙率兑換。資產負債結算日之外幣資產及負債概按結算日滙率申算。所有外換算盈虧均於收益帳內結算。

綜給報告時，Pacific Coffee集團的附屬公司之資產負債乃按資產負債結算日滙率申算。收益及費用項目則以本年度平均滙率結算。如有任何滙兑差額產生，則視為權益而列入滙兑儲備內。此滙兑差額會於出售該業務時會列為當期之收益或費用處理。

(j) 遞延税項

遞延税項為就財務資料資產及負債賬面值與計算應課税溢利相應税基的差額而應付或可收回的税項，並以資產負債表負債法入賬。遞延税項債務通常會就所有應課税暫時差額確認，而遞延税項資產在可能出現可利用暫時差額扣減應課税溢利時確認。倘若暫時差額因交易為首次確認之其他資產及負債而不影響税務利潤或會計利潤時，則不會確認該等資產及負債。

遞延税項負債乃就於附屬公司投資而產生之應課税暫時差額予以確認，除非Pacific Coffee集團能夠控制暫時差額之撥回，以及暫時差額應該不會於可見未來撥回。

遞延税項乃按預期於負債清償或資產變現的期間適用的税率計算。遞延税項於收益表中扣除或入賬，惟倘遞延税項關乎直接在股本權益中扣除或入賬的項目，則亦會於股本權益中處理。

香港會計師公會在二零零四年制定了新或修訂香港會計準則及香港財務報告準則(簡稱「新HKFRS」)。會計年度如在二零零五年一月一日或之後開始，需要引用新或修訂準則。

Pacific Coffee集團已考慮新HKFRS所帶來潛在的影響，直至現在仍未於決定新HKFRS會對集團經營狀況及財務狀況所帶來影響。新HKFRS可能會不久將來會有所變化而影響集團的經營狀況及財務狀況。

2. 分類資料

超過百份之90的Pacific Coffee集團業務是在香港設立及經營，Pacific Coffee集團主要業務是經營咖啡店。據此，沒有業務分類及地區分類資料程列。

3. 營業額

營業額指於已向客戶開具發票的銷售。

財務資料附註

1. 主要會計政策

財務資料乃採用歷史成本法及按香港普遍採納的會計準則而編撰。財務資料所採用的主要會計政策如下：

(a) 綜合基準

Pacific Coffee集團綜合財務資料已計入Pacific Coffee及其附屬公司截至各年度三月三十一日止的財務資料。

(b) 附屬公司

對附屬公司的投資以成本扣除任何經識別減值虧損列於賬內。

(c) 物業、廠房及設備

物業、廠房及設備以成本減任何累計折舊及減值虧損列於賬內。

物業、廠房及設備乃根據其估計使用年期及估計剩餘價值以直線法計算折舊撥備，而所用的年率如下：

傢俬及裝置	10%－60%
機器及設備	16.67%－85.71%

因出售或棄用資產而產生的損益乃按出售所得款項與資產賬面值的差額計算，並於收益表內確認。

(d) 減值

貴集團會於每年結算日檢討其資產賬面值，以確定該等資產有否出現減值虧損。倘估計資產的可收回數額降至低於其賬面值，則該資產的賬面值將調減至可收回數額的水平，並即時將減值虧損列作開支。

倘減值虧損其後逆轉，則有關資產的賬面值將回升至重新估計的可收回數額，而所增加的賬面值不得超過假設該資產於過往年度並無確認減值虧損而釐定的賬面值。減值虧損的逆轉將即時列作收入。

(e) 存貨

存貨乃按成本及可變現淨值兩者中較低者入賬。成本以先入先出法計算。

(f) 收益確認

銷貨收入於交付貨物及轉移擁有權時確認入賬。

提供服務之收益乃於提供服務完畢時入賬。

利息收入乃以時間為基準，按未收回本金額及適用的利率計算入賬。

(g) 營業性租賃

有關租賃合約所涉及資產之擁有權，因其所產生之主要報酬及風險由出租者所持有及承擔，此類租賃合約乃歸納於營業性租賃項目。租賃資產之租賃收益，乃以個別租賃期以直線法列作收益表內。

(h) 退休福利支出

支付界定供款退休福利計劃乃於產生時列作支出。

PACIFIC COFFEE集團綜合現金流動表

	截至三月三十一日止年度		
	二零零三年	二零零四年	二零零五年
	千美元	千美元	千美元
經營業務			
除稅前溢利	796	1,520	3,311
調整：			
折舊	1,439	1,540	1,464
出售物業、廠房及設備的虧損	260	74	66
銀行透支利息	1	—	—
利息收入	(39)	(15)	(24)
營運資金變動前的經營現金流量	2,457	3,119	4,817
存貨減少(增加)	375	42	(74)
應收貨款及其他款項(增加)減少	(120)	121	(6)
按金及預支款項增加	(210)	(187)	(326)
應付貿易款項(減少)增加	(182)	44	264
其他款項，應付費用及存入按金增加(減少)	35	(26)	(46)
來自經營業務之現金	2,355	3,113	4,629
已付利息	(1)	—	—
已收利息	39	15	24
已繳付利得稅	(114)	(238)	(442)
來自經營業務之現金淨額	2,279	2,890	4,211
投資業務			
出售物業、廠房及設備	26	5	—
購買物業、廠房及設備	(1,887)	(955)	(1,551)
使用於投資業務之現金淨額	(1,861)	(950)	(1,551)
融資業務			
已付股息	—	(1,777)	(602)
回購股票	(7)	—	—
使用於融資業務之現金淨額	(7)	(1,777)	(602)
現金及等同現金增加	411	163	2,058
於年初之現金及等同現金	3,956	4,367	4,530
於年終現金及等同現金	4,367	4,530	6,588
結存分析：			
銀行結存及現金	4,367	4,530	6,588

PACIFIC COFFEE資產負債表

	附註	三月三十一日 二零零三年 千美元	二零零四年 千美元	二零零五年 千美元
非流動資產				
附屬公司投資	8	1,123	1,123	1,123
流動資產				
應收附屬公司款項	11	2,096	1,694	1,961
其他應收款項		23	24	24
預支款項		61	56	49
銀行存款及現金		2,950	2,186	1,343
		5,130	3,960	3,377
流動負債				
應付附屬公司款項		–	609	685
應付費用		44	61	53
擬派應付股息		1,000	–	–
		1,044	670	738
淨流動資產		4,086	3,290	2,639
淨資產		5,209	4,413	3,762
股本	14	40	40	40
股本溢價	15	5,316	4,539	3,937
累積虧損	16	(147)	(166)	(215)
股本及儲備		5,209	4,413	3,762

PACIFIC COFFEE集團綜合權益變動表

	截至三月三十一日止年度 二零零三年 千美元	二零零四年 千美元	二零零五年 千美元
於四月一日總權益	8,925	8,489	8,917
股票回購	(7)	–	–
年內溢利	571	1,205	2,694
股息	(1,000)	(777)	(602)
於三月三十一日總權益	8,489	8,917	11,009

PACIFIC COFFEE集團綜合資產負債表

		三月三十一日		
		二零零三年	二零零四年	二零零五年
	附註	千美元	千美元	千美元
非流動資產				
物業、廠房及設備	7	4,212	3,548	3,569
流動資產				
存貨	9	523	481	555
應收款項及其他款項	10	263	142	148
按金及預付款項		1,710	1,897	2,223
銀行結存及現金		4,367	4,530	6,588
		6,863	7,050	9,514
流動負債				
應付款項	12	592	636	900
其他款項，應付費用及存入按金		769	743	697
應付股息		1,000	–	–
課税準備		44	206	397
		2,405	1,585	1,994
流動資產淨值		4,458	5,465	7,520
總資產減流動負債		8,670	9,013	11,089
非流動負債				
遞延税項	13	181	96	80
淨資產		8,489	8,917	11,009
股本	14	40	40	40
股本溢價	15	5,316	4,539	3,937
保留溢利	16	3,133	4,338	7,032
股本及儲備		8,489	8,917	11,009

吾等已根據香港會計師公會（「會計師公會」）頒佈的核數指引「售股章程及申報會計師」的規定審閱Pacific Coffee集團於有關期間的經審核財務報表。

為編撰吾等的報告並刊載於通函內的財務資料是以美元作為單位，乃根據Pacific Coffee集團之經審核有關期間的財務報表，並已作出吾等認為恰當之調整。

Pacific Coffee董事有責任核準Pacific Coffee集團財務報表。董事須對本報告刊載於通函內的內容負責。吾等的責任為根據Pacific Coffee集團財務報表編撰本報告所載的財務資料，就該等資料發表意見，並向閣下呈報。

吾等認為財務資料就本報告而言，可真實及公平反映Pacific Coffee集團及Pacific Coffee於二零零三年、二零零四年及二零零五年三月三十一日結算時財務狀況及截至該日止年度Pacific Coffee集團之溢利及現金流動情況。

A. 財務資料

PACIFIC COFFEE集團綜合收益表

		截止三月三十一日止年度		
		二零零三年	二零零四年	二零零五年
	附註	*千美元*	*千美元*	*千美元*
營業額	3	17,115	18,618	22,991
銷售成本		(4,748)	(4,856)	(5,992)
毛利		12,367	13,762	16,999
其他經營收入		454	343	565
其他經營開支		(10,283)	(10,919)	(12,531)
行政開支		(1,725)	(1,649)	(1,697)
經營溢利		813	1,537	3,336
融資費用		(17)	(17)	(25)
除稅前溢利	4	796	1,520	3,311
稅項	5	(225)	(315)	(617)
除稅後溢利		571	1,205	2,694
股息	6	1,000	777	602

(A) PACIFIC COFFEE集團會計師報告

為編撰本通函，以下為執業會計師德勤•關黃陳方會計師行所編撰之會計師報告而作出的報告全文。

Deloitte.
德勤

德勤・關黃陳方會計師行
香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu
26/F Wing On Centre
111 Connaught Road Central
Hong Kong

敬啟者：

以下財務資料A至D部為吾等就Pacific Coffee (Holdings) Limited (「Pacific Coffee」) 及其下的附屬公司 (以下統稱「Pacific Coffee集團」) 分別截至二零零三年三月三十一日、二零零四年三月三十一日及二零零五年三月三十一日 (「有關期間」) 三年的財務資料而編撰的報告，以載入其士科技控股有限公司 (「本公司」) 收購Pacific Coffee全部已發行股份 (「收購」) 於二零零五年六月三十日刊發的通函 (「通函」)。

Pacific Coffee於一九九五年七月二十五日在英屬處女群島註冊成立的有限公司，主要從事投資控股業務。於本報告日期，Pacific Coffee持有以下附屬公司100%普通股直接權益：

附屬公司名稱	成立地點	成立日期	已發行及繳足股本	主要業務
Pacific Coffee Company Limited	香港	一九九二年七月二十一日	77,355港元	咖啡產品貿易、經營咖啡店、保養服務
PCC Investment Limited	香港	二零零一年三月十六日	2港元	經營咖啡店
PCC Investment (II) Limited	香港	二零零三年十二月十日	2港元	經營咖啡店
Pacific Coffee Company (S) Pte Ltd	新加坡	一九九九年四月二十日	100,000新加坡元	咖啡產品，書刊貿易，經營咖啡店
Pacific Coffee Company (Australia) Pty Limited	澳洲	一九九九年十一月二十六日	1澳元	投資控股

Pacific Coffee集團以往三年截至二零零三、二零零四及二零零五年三月三十一日止年度的財務報告是按香港普遍採納之會計準則編制，並經由潘展聰會計師行有限公司所審核。

託管款項中的50%包括所帶來之利息，並扣除任何上述的減值或賠償金額將會不遲於 (i) 刊發Pacific Coffee集團截至二零零五年二月二十八日止十一個月之經審核綜合財務報表後二十八天內 (如該限期為非營業日，則順延至下一個營業日) 及(ii)協議完成後二個月內 (惟該日期不遲於二零零五年十一月三十日) 發放予保證人。託管款項之餘額將於(i)二零零六年七月三十一日及(ii)刊發二零零五年四月一日至二零零六年三月三十一日Pacific Coffee及其附屬公司之經審核財務報告日期 (如該限期為非營業日，則順延至下一個營業日) (以較早日期為準) 發放予保證人。根據託管協議，透過託管代理將託管款項發放予保證人後，其士科技將會完成其繳款責任。其士控股知會本公司，於最後實際可行日期，託管款項仍未發放予賣方。

根據協議，由保證人提供保證條款的賠償不多於託管款項。其士科技須於(i)二零零六年七月三十一日及(ii)刊發Pacific Coffee截至二零零六年三月三十一日止年度經審核財務報告日期 (如該限期為非營業日，則順延至下一個營業日) (以較早日期為準) 向保證人提交申索賠償通知書，否則保證人根據保證條款免除任何賠償責任。

完成

協議於二零零五年五月二十日完成。

其他資料

本公司為一間投資控股公司，並透過其附屬公司，主要從事建築及機械工程、保險及投資、物業投資、酒店投資及資訊科技業務。

在完成前，Pacific Coffee部份主要僱員的僱員合約加入需要六個月的終止僱員合約通知的新條款。其士控股董事會相信該條款緩和Pacific Coffee在控制權改變後的運作上可能產生的影響。若主要僱員請辭，其士控股有足夠時間聘請適合及有才幹的僱員以填補空缺。

收購背景及原因

其士控股董事會於二零零五年一月獲賣方之財務顧問接洽商討關於Pacific Coffee的投資機會。經過就Pacific Coffee業務作出財務及法律的盡職審查後，其士控股集團與賣方展開就收購Pacific Coffee全部已發行股份之商議。於二零零五年四月六日協議訂約方達成協議。

其士控股集團業務近年不斷下降，並於營業額上反映。董事會及其士控股董事會認為是項收購不單使其士控股集團能抓緊在香港、中國及鄰近地區增長迅速及有盈利前景的特色咖啡業務機會，更能使其士控股集團之業務多元化及擴闊其收入來源。

董事會及其士控股董事會均認為該收購之條款 (包括代價) 均屬公平及合理，並對本公司、其士控股及其各自之股東有利。

一般事項

務請　閣下詳閱載於本通函附錄之其他資料。

此致

列位股東　台照

承董事會命
Chevalier International Holdings Limited
其士國際集團有限公司
主席兼董事總經理
周亦卿
謹啟

二零零五年六月三十日

保證人： Empress Dowager Limited

就其士控股董事會及董事會所知、所信，並經所有合理查詢後，保證人及其最終實益擁有人，為本公司及其士控股的獨立第三者；或其各自的關連人士並非本公司或其士控股的關連人士。

買方： 其士科技，為其士控股的全資附屬公司

擔保人： 其士控股，根據該協議為其士科技作履約擔保

收購資產

Pacific Coffee 400,337股普通股股份，為Pacific Coffee全部已發行股本。

Pacific Coffee於一九九三年成立首間咖啡店，Pacific Coffee現時在香港經營39間咖啡店及在新加坡經營6間咖啡店。Pacific Coffee出售高品質，優質的烘焙咖啡、特色咖啡及冷凍飲品、烘烤食品、酥皮糕點及與咖啡有關之器具及配件。除經營零售店舖外，Pacific Coffee亦售賣品牌產品予銷售客戶及供應咖啡予公司顧客，包括酒店、酒樓、會所及大型機構。此外，Pacific Coffee集團亦於香港、澳門、中國及新加坡從事選購咖啡豆銷售業務。

截至二零零三年三月三十一日，Pacific Coffee錄得稅前及稅後的經審核綜合利潤分別約為港幣6,200,000元及港幣4,400,000元。截至二零零四年三月三十一日，Pacific Coffee錄得稅前及稅後的經審核綜合利潤分別約為港幣11,900,000元及港幣9,400,000元。截至二零零五年三月三十一日，Pacific Coffee稅前及稅後的經審核綜合利潤分別約為港幣25,800,000元及港幣21,000,000元。Pacific Coffee於二零零三年、二零零四年及二零零五年的EBITDA分別約為港幣17,400,000元、港幣23,900,000元及港幣37,200,000元。

於二零零五年三月三十一日，Pacific Coffee的經審核綜合資產淨值約為港幣85,900,000元。

代價

該收購之代價為現金港幣205,000,000元，並經其士科技及賣方公平磋商而釐定。此代價約為Pacific Coffee在二零零五年年度經審核綜合淨利潤的9.8倍及Pacific Coffee在二零零五年年度EBITDA的5.5倍。董事會及其士控股董事會認為該收購的代價乃屬合理，主要已考慮Pacific Coffee在過去數年的增長率及在香港、東南亞地區及中國市場對特色咖啡之潛在需求增長和Pacific Coffee的商譽。

該收購的代價由其士控股集團現金儲備約為港幣145,000,000元及銀行借貸約為港幣60,000,000元撥付。就現時現金流動、其士控股集團之現金、現金等值證券及借貸情況來看，其士控股董事會認為是項收購將不會對其士控股集團之流動資金能力或負債比率構成重大不利的影響。

待收購完成後，其士科技支付賣方現金港幣164,000,000元，相等於代價之80%。餘下之代價港幣41,000,000元為託管款項存放託管代理內。託管款項之發放在協議完成後，並按賣方、保證人、買方及託管代理所訂立之託管協議內之條款(詳情於下段提述)處理。若保證人根據協議抵觸任何保證條款(包括Pacific Coffee集團的各方面，但並不只限於其資產及負債、投資、會計帳目及記錄)，該保證人的賠償責任將會是引致出售股份價值減少的數額，而該數額將會於託管款項中扣除，並退回其士科技。如保證人與其士科技就對於出售股份之減值有所爭議，將會由法庭相關的司法權裁決。

在保證條款的規定，如Pacific Coffee於截至二零零五年二月二十八日止十一個月之經審核綜合稅前淨利潤(不包括特殊項目及非經常性項目)低於Pacific Coffee提供予其士科技之綜合管理會計3%，其士科技將可獲相當於8倍差額賠償，而該賠償金額則會由保證人處理，於託管款項中扣除。其士控股知會本公司，於最後實際可行日期，根據該條款，其士控股並無申索任何賠償。

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*
(於百慕達註冊成立之有限公司)
(股份代號：025)

執行董事：
周亦卿 *(主席兼董事總經理)*
郭海生 *(董事總經理)*
馮伯坤
譚國榮
簡嘉翰
周維正
何宗樑

獨立非執行董事：
黃宏發 O.B.E., J.P.
周明權 O.B.E., J.P.
李國謙

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

總辦事處及
主要營業地點：
香港九龍灣
宏開道八號
其士商業中心二十二樓

敬啟者：

須予披露交易

緒言

於二零零五年四月十一日，董事會及其士控股董事會聯合宣佈其士控股的全資附屬公司其士科技與賣方及其他訂約方簽訂該協議，以現金代價港幣205,000,000元收購Pacific Coffee全部已發行股本。

根據上市規則，該收購構成本公司之須予披露交易。本通函旨在向 閣下提供有關該項協議及Pacific Coffee集團的資料及上市規則要求的其他資料。

二零零五年四月六日訂立之協議

協議訂約方

賣方及有關人士： 若干公司及個人

就其士控股董事會及董事會所知、所信，並經所有合理查詢後，賣方(若賣方為公司，則為最終實益擁有人)及有關人士為本公司及其士控股的獨立第三者；或其各自的關連人士並非本公司或其士控股的關連人士。

* *僅供識別*

「Pacific Coffee」	指	Pacific Coffee (Holdings) Limited，於一九九五年七月二十五日在英屬處女群島註冊成立之有限公司
「Pacific Coffee集團」	指	Pacific Coffee及其附屬公司
「中國」	指	中華人民共和國，但就本通函而言，不包括香港、澳門及台灣
「出售股份」	指	Pacific Coffee普通股股份400,337股，為Pacific Coffee全部已發行股本
「股份」	指	本公司股本中每股面值港幣1.25元之普通股股份
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)
「賣方」	指	公司: Albreda Investment Limited為一間投資控股公司；Citicorp International Finance Corporation為一間控股公司，主要從事國際金融及投資銀行業務； Emperor Phoenix Limited為一間投資控股公司及其唯一資產擁有Pacific Coffee的權益；High Class Associates Limited為一間投資控股公司及其唯一資產擁有Pacific Coffee的權益 個人: Michael及Patricia Berchtold; Katherine及Timothy Connor; Roy及Kipp Delbyck; Karen及David Handmaker; Mary Jenneskens; John及Lesley McKay; Carolyn及Brendan Miles; Christine Joanne Neir; David及Suzanne Neir; James及Catherine Neir; Paul Neir; Robert Louis Neir; Thomas Michael Neir; Thomas Michael Neir及Sally Otten; Philip Richard Oakden; James Brandon Schlueter及Laura Lee Wilbraham; Mark及Christine Silverstein; Laurie Smiley及George Bennett; Anthony及Anna Wilkinson; Daisy S. Yao及Denisa Y. Tong
「保證人」	指	Empress Dowager Limited，一間於二零零五年三月三日在英屬處女群島註冊成立之有限公司。根據該協議，就有關Pacific Coffee集團的業務為其士科技提供保證。
「港幣」	指	港元，香港法定貨幣
「%」	指	百分比

在本通函內，除非文義另有所指，否則下列詞彙將具備以下涵義：

「收購」	指	收購Pacific Coffee全部已發行股本
「協議」	指	於二零零五年四月六日由其士科技、其士控股、賣方、有關人士及保證人簽訂的股份買賣協議
「聯繫人」	指	具上市規則所賦予之涵義
「有關人士」	指	根據該協議，Roger King先生為Albreda Investment Limited（賣方）的保證人及Robert Naylor先生為Pacific Coffee購股權持有人。根據該協議，待該收購完成後，其購股權將會作廢。
「董事會」	指	董事會
「營業日」	指	香港銀行一般營業之日子（不包括星期六或星期日）
「本公司」	指	其士國際集團有限公司，於百慕達註冊成立之獲豁免有限責任公司，其股份於聯交所主板上市
「其士科技」	指	其士科技有限公司，為其士控股的全資附屬公司
「其士控股」	指	其士科技控股有限公司，於百慕達註冊成立之獲豁免有限責任公司，其股份於聯交所主板上市
「其士控股董事會」	指	其士控股董事會
「其士控股集團」	指	其士控股及其附屬公司
「完成」	指	協議於二零零五年五月二十日完成。
「董事」	指	本公司董事
「EBITDA」	指	扣除利息、税項、折舊及攤銷前的收益
「託管代理」	指	羅拔臣，在該收購為其士科技的法律顧問
「經擴大後集團」	指	本集團及完成時的Pacific Coffee集團
「託管款項」	指	一筆於該協議完成時存入託管代理的港幣41,000,000元款項
「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區
「上市規則」	指	聯交所證券上市規則
「最後實際可行日期」	指	二零零五年六月二十七日，即本通函附印前可確定其所載若干資料之最後實際可行日期
「澳門」	指	中國澳門特別行政區
「標準守則」	指	上市公司董事進行證券交易的標準守則
「Neir先生」	指	Thomas Neir先生，為Pacific Coffee創辦人，亦為其中一位賣方及完成前的董事

目　錄

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下其士國際集團有限公司股份全部**售出或轉讓**，應立即將本通函送交買主或受讓人或經手買賣或轉讓之銀行、持牌證券商，以便轉交買主或受讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：025)

須予披露交易

其士國際集團有限公司之財務顧問

新百利有限公司

* *僅供識別*

二零零五年六月三十日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Chevalier International Holdings Limited, you should at once hand this circular and the enclosed proxy form to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 025)

Executive Directors
CHOW Yei Ching *(Chairman and Managing Director)*
KUOK Hoi Sang *(Managing Director)*
FUNG Pak Kwan
TAM Kwok Wing
KAN Ka Hon
CHOW Vee Tsung, Oscar
HO Chung Leung

Independent Non-Executive Directors
WONG Wang Fat, Andrew *O.B.E., J.P.*
CHOW Ming Kuen, Joseph *O.B.E., J.P.*
LI Kwok Heem, John

Registered Office
Canon's Court,
22 Victoria Street,
Hamilton, HM 12,
Bermuda

Principal Place of Business
22nd Floor,
Chevalier Commercial Centre,
8 Wang Hoi Road,
Kowloon Bay,
Hong Kong

29th July, 2005

To the Shareholders

Dear Sir/Madam,

PROPOSALS RELATING TO RE-ELECTION OF RETIRING DIRECTORS GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES AND AMENDMENTS TO THE BYE-LAWS

NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The Directors wish to seek the approval of shareholders to re-elect the retiring directors, to obtain general mandates to the Directors of the Company to issue and repurchase shares of HK$1.25 each in the share capital of the Company ("the Share(s)"), and to amend the Bye-laws of the Company.

* *For identification purpose only*

This circular is to provide the shareholders with all the information reasonably necessary to enable them to make an informed decision on whether to vote for or against the resolutions as mentioned herein and which, inter alia, will be dealt with at the annual general meeting of the Company to be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Friday, 9th September, 2005 at 10:30 a.m. ("the 2005 Annual General Meeting").

RE-ELECTION OF RETIRING DIRECTORS

In accordance with Bye-law 95 of the Bye-laws of the Company, Mr LI Kwok Heem, John, who was appointed by the Board as an Independent Non-Executive Director on 30th September, 2004, will hold office until the 2005 Annual General Meeting and shall then be eligible for re-election at the meeting. Ordinary Resolution will therefore be proposed at the 2005 Annual General Meeting to re-elect Mr Li as Director of the Company. In accordance with Bye-law 112 of the Bye-laws of the Company, Mr WONG Wang Fat, Andrew who has been longest in office since his last election, will retire by rotation at the 2005 Annual General Meeting and being eligible, offers himself for re-election. Ordinary resolution will therefore be proposed at the 2005 Annual General Meeting to re-elect Mr Wong as Director of the Company. Pursuant to Rule 13.74 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") ("the Listing Rules"), the details of such Directors are set out below:–

Mr LI Kwok Heem, John, aged 50, was appointed to the Board in 2004. He is an Independent Non-Executive Director of China National Aviation Company Limited and China Merchants Holdings (International) Company Limited which are listed on the Stock Exchange (stock code: 1110 and 144 respectively). Previously, he was a partner at PricewaterhouseCoopers, Certified Public Accountants. He graduated from the Imperial College of the University of London with a Bachelor of Science degree and is a Fellow of the Institute of Chartered Accountants in England and Wales and the Hong Kong Institute of Certified Public Accountants. He also obtained a Master of Business Administration degree from the Wharton School of Business of the University of Pennsylvania. Mr Li is the Vice-Chairman of the United Christian Medical Service and United Christian Hospital and is also a member of the Board of Trustees of Chung Chi College, The Chinese University of Hong Kong. Save as disclosed above and as at 25th July, 2005, being the latest practicable date prior to the printing of this circular ("the Latest Practicable Date"), Mr Li does not hold any position in any member of the Group nor does he have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company or their respective associates. He does not have any interests in the shares of the Company which are required to be disclosed under Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) ("the SFO"). There is neither any service contract between the Company and Mr Li nor any specified term for the length or proposed length of service with the Company in respect of the directorship. Mr Li is subject to retirement by rotation and re-election in accordance with the Company's Bye-laws. The director's fee payable to Mr Li will be fixed by the Board subject to shareholders' approval in annual general meeting and the emolument of director is determined by reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions. There is no other matter of significance concerning the re-election of Director that need to be brought to the attention of the shareholders of the Company.

Mr WONG Wang Fat, Andrew, aged 61, was appointed to the Board in 1999. Mr Wong was an elected member of the Legislative Council from 1985 to 2004 and was President of the Legislative Council from 1995 to 1997. He had been lecturing at The Chinese University of Hong Kong since 1970 and is now retired. He is also an Independent Non-Executive Director of New Island Printing Holdings Limited, a company listed on the Stock Exchange (stock code: 377) and the Honorary President of the Hong Kong Corrugated Paper Manufacturers Association. Mr Wong holds a Bachelor of Arts (Honours) degree in literature from the University of Hong Kong and a Master of Public Administration degree from Syracuse University, U.S.A. Save as disclosed above and as at the Latest Practicable Date, Mr Wong does not hold any position in any member of the Group nor does he have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company or their respective associates. He does not have any interests in the shares of the Company which are required to be disclosed under Part XV of the SFO. There is neither any service contract between the Company and Mr Wong nor any specified term for the length or proposed length of service with the Company in respect of the directorship. Mr Wong is subject to retirement by rotation and re-election in accordance with the Company's Bye-laws. The director's fee payable to Mr Wong will be fixed by the Board subject to shareholders' approval in annual general meeting and the emolument of director is determined by reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions. There is no other matter of significance concerning the re-election of Director that need to be brought to the attention of the shareholders of the Company.

SHARE ISSUE MANDATE

Resolution 5 to be proposed at the 2005 Annual General Meeting ("Resolution 5") relates to the granting of a general mandate which will empower the Directors of the Company to issue new Shares not exceeding 20 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of the resolution (including making and granting offers, agreements and options which would or might require Shares to be issued, allotted or disposed of) during the period up to the next annual general meeting of the Company, or at the expiration of the period within which the next annual general meeting of the Company is required by law to be held, or on revocation of Resolution 5 by an ordinary resolution of the shareholders at general meeting, whichever is the earliest.

As at the Latest Practicable Date, there were 278,582,090 Shares in issue. Therefore, subject to the passing of the proposed Resolution 5 at the 2005 Annual General Meeting and on the assumption that no additional Shares will be issued and that prior to the date of the proposed resolution, no Shares will be repurchased by the Company, the Company would be allowed under the mandate to issue a maximum of 55,716,418.

REPURCHASE OF SHARES

The Company is allowed by its Memorandum of Association and Bye-laws and the Companies Act 1981 of Bermuda (as amended) to repurchase its own Shares. Its Bye-laws also allow it to provide financial assistance for the purpose of purchasing its own Shares.

Resolution 6 to be proposed at the 2005 Annual General Meeting ("Resolution 6") relates to the granting of a general mandate to the Directors of the Company to repurchase, on the Stock Exchange, Shares up to a maximum of 10 per cent of the issued share capital of the Company as at the date of the proposed resolution ("the Repurchase Proposal").

The Shares to be purchased by the Company are fully paid-up. As at the Latest Practicable Date, there were 278,582,090 Shares in issue. Therefore, subject to the passing of the proposed Resolution 6 at the 2005 Annual General Meeting and on the assumption that no additional Shares will be issued and that prior to the date of the proposed resolution, no Shares will be repurchased by the Company, the Company would be allowed under the mandate to repurchase a maximum of 27,858,209 Shares.

The Directors of the Company believe that the Repurchase Proposal is in the interests of the Company and its shareholders. Trading conditions on the Stock Exchange have sometimes been volatile in recent years and there have been occasions when Shares were trading at a substantial discount to their underlying net asset value. Repurchases of the Shares may enhance the Company's net asset value per Share and earnings per Share. In these circumstances, the ability of the Company to repurchase the Shares can be beneficial to those shareholders who retain their investment in the Company since their percentage interest in the assets of the Company would increase in proportion to the number of Shares repurchased by the Company. Furthermore, exercise of the mandate granted under the Repurchase Proposal by the Directors of the Company would increase the trading volume of the Shares on the Stock Exchange.

The Directors of the Company do not expect there to be any material adverse impact on the working capital or gearing position of the Company, as compared with the position disclosed in the latest audited financial statements of the Company for the year ended 31st March, 2005, as a result of repurchases made under the Repurchase Proposal even if the mandate is exercised in full. However, no purchase would be made in circumstances that would have a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the latest published audited financial statements) unless the Directors of the Company consider that such purchases would be in the best interests of the Company notwithstanding such material adverse impact.

FUNDING OF REPURCHASES

In repurchasing the Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum of Association and Bye-laws and the Companies Act 1981 of Bermuda (as amended) which provide that the Shares may be repurchased out of the profits of the Company and/or out of the proceeds of a fresh issue of the Shares made for this purpose and/or even out of the capital paid up on the repurchased Shares.

DISCLOSURE OF INTERESTS

The Directors of the Company have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases pursuant to the proposed Resolution 6 in accordance with the Listing Rules and all applicable laws.

None of the Directors of the Company nor, to the best of their knowledge having made all reasonable enquiries, any of their associates presently intend to sell the Shares to the Company under the Repurchase Proposal in the event that the Repurchase Proposal is approved by shareholders at the 2005 Annual General Meeting.

Meanwhile, the Company has not been notified by any connected persons of the Company that they have a present intention to sell any Shares, or that they have undertaken not to sell any Shares held by them to the Company, in the event that the Repurchase Proposal is approved by shareholders at the 2005 Annual General Meeting.

If, on the exercise of the powers granted under the Repurchase Proposal, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of rule 32 of the Hong Kong Code on Takeovers and Mergers ("the Takeovers Code"). As a result, a shareholder or a group of shareholders acting in concert (within the meaning under the Takeovers Code), depending on the level of such increase, may obtain or consolidate control of the Company and thereby obliged to make a mandatory general offer in accordance with rule 26 of the Takeovers Code.

As at the Latest Practicable Date and insofar the Directors of the Company are aware of, the substantial shareholders of the Company are as follows:–

Name of Substantial Shareholder	Number of Shares held	% of Issued Share Capital at present	% of Issued Share Capital if power is exercised in full to repurchase Shares
CHOW Yei Ching	144,276,359	51.79%	57.54%
MIYAKAWA Michiko	144,276,359 *(Note 1)*	51.79%	57.54%
Value Partners Limited	16,730,000	6.01%	6.67%
Cheah Cheng Hye	16,730,000 *(Note 2)*	6.01%	6.67%

Note:

1. *Under Part XV of the SFO, Ms Miyakawa Michiko, the spouse of Dr Chow, was deemed to be interested in the same parcel of 144,276,359 Shares held by Dr Chow.*

2. *Such interest arose through the interests in the relevant Shares owned by Value Partners Limited, a funds management company, in which Mr. Cheah Cheng Hye held approximately 31.82% shareholding interests.*

In the event that the Directors of the Company shall exercise in full such powers under the Repurchase Proposal and on the basis that there is no other change in the then issued share capital of the Company, the interest of the above substantial shareholders would be increased to approximately the percentage shown in the last column above. The Directors of the Company consider that such increase would not give rise to an obligation to make a mandatory offer under rule 26 of the Takeovers Code. The number of Shares held by the public would not fall below 25% of the issued share capital of the Company.

SHARE PRICES

The highest and lowest prices at which the Shares have been traded on the Stock Exchange during each of the previous twelve months prior to the Latest Practicable Date were as follows:–

	Highest *HK$*	Lowest *HK$*
July 2004	5.30	4.800
August 2004	5.20	4.800
September 2004	5.15	4.875
October 2004	5.90	5.000
November 2004	6.80	5.700
December 2004	7.60	6.200
January 2005	8.65	7.600
February 2005	8.80	7.850
March 2005	10.10	8.600
April 2005	9.40	8.750
May 2005	9.20	8.700
June 2005	9.50	9.050
July 2005 (up to Latest Practicable Date)	9.40	8.700

REPURCHASE OF SHARES MADE BY THE COMPANY

The Company has not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

EXTENSION OF SHARE ISSUE MANDATE

Resolution 7 to be proposed at the 2005 Annual General Meeting ("Resolution 7") relates to the extension of the 20 per cent general mandate to be granted. Subject to the passing at the 2005 Annual General Meeting of Resolution 5, Resolution 6 and Resolution 7, the Directors of the Company will be given a general mandate to add all those number of Shares which may from time to time be purchased under the Repurchase Proposal to the 20 per cent general mandate, thus, the limit of the share issue mandate would include, in addition to the 20 per cent limit as aforesaid, the number of Shares repurchased under the Repurchase Proposal.

AMENDMENTS TO THE BYE-LAWS

The Stock Exchange has amended the Listing Rules concerning corporate governance practices by, among others, issuing the Code on Corporate Governance Practices which, subject to certain transitional arrangements, came into effect on 1st January, 2005. To bring the constitution of the Company in alignment with the provisions in the Code on Corporate Governance Practices, the Directors propose to amend the Bye-laws to the extent permitted by Bermuda laws so that:

(i) every Director shall retire from office no later than the third annual general meeting of the Company since the last re-election or appointment of such Director; and

(ii) Directors holding office as the Chairman or Managing Director are also subject to retirement by rotation.

At the 2005 Annual General Meeting, the Directors wish to seek the approval from the Shareholders of the above amendments to the Bye-laws. The full text of the proposed amendments to the Bye-laws is set out in the proposed Resolution 8 in the notice of the 2005 Annual General Meeting.

2005 ANNUAL GENERAL MEETING

The notice convening the 2005 Annual General Meeting is set out on pages 6 to 8 of this circular.

A form of proxy for use at the 2005 Annual General Meeting and the Annual Report for 2005 are being sent to the shareholders together with this circular. Whether or not you are able to attend the meeting, please complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for holding the meeting or any adjourned meeting. Completion and delivery of the form of proxy will not preclude you from attending and voting at the 2005 Annual General Meeting if you so wish.

PROCEDURES BY WHICH SHAREHOLDERS MAY DEMAND POLL

Pursuant to Bye-law 76 of the Bye-law of the Company, a resolution put to vote at a general meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by:

(i) the chairman of the meeting; or

(ii) at least three shareholders present in person or by proxy or by representative for the time being entitled to vote at the meeting; or

(iii) any shareholder or shareholders present in person or by proxy or by representative and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or

(iv) any shareholder or shareholders present in person or by proxy or by representative and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

If a poll is demanded otherwise than on the election of a chairman of the meeting or on any question of adjournment, it shall be taken in such manner at such time and place, not being more than 30 days from the date of the meeting or adjourned meeting at which the poll was demanded, as the chairman of the meeting directs. No notice needs to be given of a poll not taken immediately. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn.

Unless a poll is so demanded and the demand is not withdrawn, a declaration of the result on a show of hands by the chairman of the meeting and an entry to that effect in the minutes book shall be conclusive evidence of the voting result.

RECOMMENDATION

The Directors consider that the re-election of the retiring Directors, the Share Issue Mandate, the Repurchase Proposal, the Extension of Share Issue Mandate and the proposal for amendments to the Bye-laws of the Company are in the best interests of the Company and its shareholders and accordingly recommend all the shareholders to vote in favour of the relevant resolutions to be proposed at the 2005 Annual General Meeting.

Yours faithfully
For and on behalf of the Board
Chevalier International Holdings Limited
CHOW Yei Ching
Chairman and Managing Director

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of the Company will be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Friday, 9th September, 2005 at 10:30 a.m. for the following purposes:–

As Ordinary Business

1. To receive and consider the audited financial statements and the Reports of the Directors and Auditors for the year ended 31st March, 2005.

2. To declare a final dividend.

3. To re-elect retiring Directors and authorize the Board of Directors to fix their remuneration.

4. To re-appoint Auditors and authorize the Board of Directors to fix their remuneration.

And As Special Business, to consider and, if thought fit, pass with or without modification the following resolutions as Ordinary Resolutions:–

ORDINARY RESOLUTIONS

5. "**THAT**:

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) the exercise of subscription rights under any share option scheme of the Company or (iii) an issue of shares as scrip dividends pursuant to the Bye-laws of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution and Resolution 6:–

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:–

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-laws of the Company or any applicable law of Bermuda to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in General Meeting.

* *For identification purpose only*

"Rights Issue" means the allotment, issue or grant of shares pursuant to an offer (open for a period fixed by the Directors of the Company) made to shareholders or any class thereof on the Register of Members of the Company on a fixed record date pro rata to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements of having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. "**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as defined in Resolution 5(d) above) all powers of the Company to repurchase its shares in the capital of the Company, subject to and in accordance with all applicable laws and requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved; and

(b) the aggregate nominal amount of shares to be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company on the date of this Resolution and the authority pursuant to paragraph (a) above shall be limited accordingly."

7. "**THAT** the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to Ordinary Resolution set out in Resolution 5 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such general mandate the aggregate nominal amount of share in the capital of the Company, repurchased by the Company under the authority granted pursuant to Ordinary Resolution set out in Resolution 6, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of this Resolution."

8. As special business, to consider and, if thought fit, pass the following resolution as a special resolution of the Company:–

SPECIAL RESOLUTION

"**THAT** the Bye-laws of the Company be and are hereby amended in the following manner:–

(a) By deleting the existing wording for Bye-law 95 and replacing with the following new wording:

"The Directors shall have power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy or as an addition to the Board but so that the number of Directors so appointed shall not exceed the maximum number determined from time to time by the shareholders in general meeting."

(b) By deleting the existing Bye-law 112.(A) in its entirety and substituting therewith a new Bye-law 112.(A) as follows:–

"112.(A) Notwithstanding any other provisions in the Bye-laws but subject to the Statutes, at each annual general meeting one-third of the Directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not less than one-third) shall retire from office by rotation. Every Director shall retire from office no later than the third annual general meeting since the last re-election or appointment of such Director."

(c) By adding the following wording after the existing wording for Bye-law 115:–

"The Company may from time to time in general meeting by Ordinary Resolution elect any person to be a Director either to fill a casual vacancy or as an addition to the Board. Any Director so appointed shall hold office until the next following general meeting of the Company (in the case of filling a casual vacancy) or until the next following annual general meeting of the Company (in the case of an addition to the Board), and shall then be eligible for re-election at the meeting."

By Order of the Board
KAN Ka Hon
Company Secretary

Hong Kong, 29th July, 2005

Principal Place of Business:
22nd Floor, Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay, Hong Kong

Registered Office:
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

Notes:

(a) A member entitled to attend and vote at the meeting convened by this notice is entitled to appoint one or more proxies to attend and, in the event of a poll, to vote in his stead. A proxy need not be a member of the Company.

(b) In order to be valid, a form of proxy, together with the power of attorney or other authority (if any), must be deposited at the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED of G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting.

(c) The Register of Members of the Company will be closed from Monday, 22nd August, 2005 to Friday, 26th August, 2005, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited not later than 4:00 p.m. on Friday, 19th August, 2005.

(d) An explanatory statement regarding the proposals of re-electing the retiring Directors of the Company, granting general mandates to issue new shares and to repurchase own shares, and making amendments to the Bye-laws of the Company will be despatched to the members of the Company together with this notice.

(e) Information on the retiring Directors are set out in page 2 to this circular which this notice forms part.

主要營業地點：
香港九龍灣
宏開道八號
其士商業中心二十二樓

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

附註：

(1) 凡有資格出席本通告所召開的會議及於會上投票的股東，均可委派一名或以上的代表出席會議，及倘有書面表決進行時代其投票。代表人毋須為本公司股東。

(2) 代表委任表格連同公證人簽署證明之授權書或其他授權文件(如有)，須於股東週年大會或任何續會舉行四十八小時前，交回本公司之香港股份過戶登記分處標準証券登記有限公司，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下，方為有效。

(3) 本公司將於二零零五年八月二十二日星期一至二零零五年八月二十六日星期五(首尾兩日包括在內)暫停辦理股份過戶登記手續。凡欲領取上述建議派發之末期股息而尚未登記之股東，應於二零零五年八月十九日星期五下午四時前，將填妥之過戶紙連同有關股票送交本公司之香港股份過戶登記分處標準証券登記有限公司，以便辦理過戶登記手續。

(4) 一份有關提議重選本公司退任董事、授予一般權力以發行新股份和回購本身股份以及修訂本公司之《公司細則》之説明文件將連同本通告寄予本公司各股東。

(5) 退任董事詳情刊載於本通函第2頁內(本通告為其一部份)。

「配售股份」乃指在董事會所指定之期間內，根據售股建議向指定記錄日期名列本公司股東名冊之股份持有人或任何類別股份持有人，按其當時持股比例或股份種類配發、發行或授予股份之建議(惟董事會有權在必須或權宜時就零碎股權或香港以外任何地區之法例所規定限制或責任或任何認可監管機構或證券交易所之規定，取消若干股份持有人在此方面之權利或作其他安排)。」

六、「**動議**：

(甲) 根據下文(乙)節之限制下，一般及無條件批准董事會根據一切適用之法例及不時修改之香港聯合交易所有限公司證券上市規則，於有關期間(按決議案五(丁)之定義)內行使本公司一切權力購回本公司股本中之股份；及

(乙) 本公司根據上文(甲)節所賦予之批准而購回之股份面值總額，不得超過本公司於通過此決議案當日之已發行股本總面值百分之十，而上文(甲)節之批准亦須以此為限。」

七、「**動議**擴大授予本公司董事會根據本股東週年大會之通告所載第五項普通決議案配發、發行及處理本公司股本中額外股份之授權，除根據該項全面授權所配發或同意有條件或無條件予以配發之股份總面值外，在其上另加相當於本公司根據本股東週年大會之通告所載第六項普通決議案授予之權力所購回之本公司股本總面值數額，惟該數額不得超過本公司於本決議案通過當日之已發行股本總面額百分之十。」

八、作為特別事項，考慮並酌情通過下列決議案為特別決議案：－

特別決議案

「**動議**本公司之細則將按下列方式作出修訂：－

(a) 刪除現有公司細則第95條之字句並以下列新字句取代：－

「董事有權在任何時間委任任何人士為董事以填補此空缺或增加董事會成員，但委任董事人數不得超過不時在股東大會決議的董事人數最高限額。」

(b) 刪除現有公司細則第112.(A)條並以下列新公司細則第112.(A)條取代：－

「112.(A) 即使公司細則有其他規定，但按法例規定，在每屆股東週年大會上，當時三分之一之董事(倘人數並非三(3)之倍數，則以最接近但不少於三分之一之人數為準)須輪值告退。每一位董事均須在其上次當選或重選後不超過三屆之股東週年大會上退任。」

(c) 於緊接公司細則第115條現有字句後加入下列字句：－

「本公司不時於股東大會以普通決議案選舉任何人士為董事以填補此空缺或增加董事會成員。任何獲委任董事(如填補空缺)須於在本公司下屆股東大會或(如增加董事會成員)須於在本公司下屆股東週年大會上輪值告退，並膺選連任。」

承董事會命
公司秘書
簡嘉翰

香港，二零零五年七月二十九日

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(於百慕達註冊成立之有限公司)

茲通告本公司訂於二零零五年九月九日星期五上午十時三十分假座香港九龍灣宏開道八號其士商業中心二十二樓舉行股東週年大會，藉以討論下列決議案：－

作為普通事項

一、 省覽截至二零零五年三月三十一日止年度之經審核財務報告及董事會報告書與核數師報告書。

二、 宣佈派發末期股息。

三、 重選屆滿卸任之董事並授權董事會釐定董事袍金。

四、 續委聘核數師並授權董事會釐定其酬金。

並作為特別事項，考慮及酌情通過(不論會否作出修訂)下列決議案為普通決議案：－

普通決議案

五、 「**動議**：

(甲) 根據下文(丙)節之限制下，一般及無條件批准本公司董事會於有關期間(定義見本文)內行使本公司一切權力，以配發、發行及以其他方式處置本公司股本中之額外股份，並批准本公司董事會訂立或授予或須行使該等權力之售股建議、協議及購股權；

(乙) 上文(甲)節所賦予之批准授權本公司董事會於有關期間內訂立或授予或須於有關期間屆滿後行使該等權力之售股建議、協議及購股權；

(丙) 本公司董事會依據(甲)節批准配發或有條件或無條件同意配發(不論根據購股權或其他事項)之股本面值總額，不包括根據(i)配售股份(定義見本文)；(ii)本公司根據僱員購股權計劃授出之權利行使；或(iii)根據本公司之公司細則不時發行以股代息等情況所配發之股份，不得超過本公司於通過此決議案當日之已發行股本面值總額百分之二十，故上文所述之批准亦須受此數額限制；及

(丁) 就本決議案及決議案六而言：－

「有關期間」指由本決議案通過之日至下列最早日期止之期間：－

(i) 本公司下屆股東週年大會結束之日；

(ii) 依照本公司細則或任何百慕達適用之法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；及

(iii) 本公司股東在股東大會上通過普通決議案撤銷或修訂此決議案之日。

* *僅供識別*

二零零五年度股東週年大會

召開二零零五年度股東週年大會之通告載於本通函第6頁至第8頁內。

該二零零五年度股東週年大會上適用之代表委任表格及二零零五年度年報現連同本通函一併寄予各股東。無論　閣下能否出席該大會，均請按照代表委任表格上印備之指示，填妥隨附之代表委任表格，並須於在大會或任何續會指定舉行時間四十八小時前，送達本公司之香港股份過戶登記分處標準証券登記有限公司，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下。填妥及交回代表委任表格後，　閣下仍可出席二零零五年度股東週年大會及於會上投票。

股東可要求以股數投票表決之程序

根據本公司之《公司細則》第76條細則之規定，一項於股東大會上提呈之決議案將以舉手方式表決，除非以下人士在宣佈以舉手方式表決之結果前或當時提出以股數投票方式進行表決：

(i) 大會主席；或

(ii) 至少三名親身或委派代表或受權人出席大會並有權投票之股東；或

(iii) 任何親身或委派代表或受權人出席大會之一名或以上之股東，佔有不少於所有有權於大會投票之股東之總投票權之十份之一；或

(iv) 任何親身或委派代表或受權人出席大會之一名或以上之股東，且持有賦予其權利於大會上投票之股份所涉及之已繳足股本總額不少於賦有該等權利之所有股份所涉及之已繳足股本總額之十份之一。

倘若以股數投票表決之要求獲正式提出，而有關事項並不是推選大會主席或關於續會，則有關事項須按大會主席指定之形式及時間（不遲於要求投票表決或要求續會日期起30日）和地點以股數投票方式表決。倘若以股數投票表決之決議未能即時通過，本董事會亦無須就延會上將會以股數投票表決之事務發出任何通知。以股數投票表決之結果應視作為提出投票表決之大會上之決議案。以股數投票表決之要求可予撤回。

除非以股數投票表決之要求是按上述方式提出及此要求不被撤回，否則大會主席所宣佈之舉手方式表決結果及將此登記入會議記錄簿內將成為表決結果之確實證據。

推薦意見

董事認為重選退任董事、股份發行授權、回購建議、擴大股份發行之授權以及修訂本公司之《公司細則》之建議均符合本公司及其股東之最佳利益，故建議各股東應投票贊成將於二零零五年度股東週年大會上提呈之相關決議案。

此　致

列位股東　台照

承董事會命
Chevalier International Holdings Limited
其士國際集團有限公司
主席兼董事總經理
周亦卿
謹啟

二零零五年七月二十九日

據本公司董事所知悉，於最後實際可行日期，本公司主要股東如下：

主要股東姓名	持股數量	佔已發行股本之百分比 現時	倘全面行使購回股份權力
周亦卿	144,276,359	51.79%	57.54%
宮川美智子	144,276,359 *(附註1)*	51.79%	57.54%
惠理基金管理公司	16,730,000	6.01%	6.67%
謝清海	16,730,000 *(附註2)*	6.01%	6.67%

附註：

1. *根據證券及期貨條例第XV部，該等股份由周博士持有。周博士之配偶宮川美智子女士被視為擁有同一批144,276,359股股份之權益。*

2. *該等權益因惠理基金管理公司，一間基金管理公司，擁有有關股份權益而產生，而謝清海先生持有該基金管理公司約31.82%之股權。*

倘本公司董事行使根據購回建議一切權力，以及按本公司當時之已發行股本並無任何其他變動之基準，上述主要股東之權益會增至上述最後一欄之百分比約數。本公司董事認為此項增加將不會導致須遵照收購守則第26條規定提出強制收購之後果。公眾人士持有之股份數目不會低於本公司已發行股本之25%。

股份價格

股份於最後實際可行日期前的過去十二個月內每月在聯交所買賣錄得之最高及最低成交價如下：－

	最高 *港元*	最低 *港元*
二零零四年七月	5.30	4.800
二零零四年八月	5.20	4.800
二零零四年九月	5.15	4.875
二零零四年十月	5.90	5.000
二零零四年十一月	6.80	5.700
二零零四年十二月	7.60	6.200
二零零五年一月	8.65	7.600
二零零五年二月	8.80	7.850
二零零五年三月	10.10	8.600
二零零五年四月	9.40	8.750
二零零五年五月	9.20	8.700
二零零五年六月	9.50	9.050
二零零五年七月(截至最後實際可行日期)	9.40	8.700

本公司購回股份

在本通函日期前六個月內，本公司並無在聯交所或其他地方購回任何本公司股份。

擴大發行股份授權

第七項決議案將提呈於二零零五年度股東週年大會(「第七項決議案」)有關擴大將授予董事一般性授權發行本公司百分之二十股份。待於二零零五年度股東週年大會上通過第五項、第六項及第七項決議案，本公司董事將獲授予一般性授權隨時發行本公司最多百分之二十股份，並額外擴大授權以增加不時於購回建議下購回之所有該等股份數目，因此，發行股份授權之限額將包括(除上述百分之二十之限額)根據購回建議所購回之股份數目。

修訂《公司細則》

聯交所已修訂上市規則有關企業管治常規之規定，其中包括頒佈企業管治常規守則，而有關修訂已於二零零五年一月一日起生效(若干過渡安排除外)。為使本公司章程文件符合企業管治常規守則之規定，並在受限於百慕達法例下，董事建議修訂公司細則，致使：

(i) 每一位董事均須在其上次當選或重選後不超過第三屆之股東週年大會上退任；及

(ii) 擔任主席或董事總經理之董事亦須輪值告退。

於股東週年大會上，董事擬尋求股東批准上述公司細則建議修訂之全文載於二零零五年度股東週年大會通告載列所建議的第八項決議案。

購回建議

根據本公司之組織章程大綱及細則及一九八一年百慕達公司法(已修訂),本公司可購回其本身之股份。本公司細則亦容許本公司就購回其本身之股份提供財政資助。

二零零五年度股東週年大會上將予提呈之第六項決議案(「第六項決議案」)乃有關授予本公司董事一般權力,以便在聯交所購回本公司之股份(最多可達提呈決議案當日本公司已發行股本百分之十)(「購回建議」)。

本公司將予購回之股份均為繳足股份。於最後實際可行日期,本公司已發行股份為278,582,090股。因此,在二零零五年度股東週年大會上提呈之第六項決議案獲通過之規限下,並假設無額外股份將予發行,以及於提呈決議案日前,本公司將不會購回任何股份,根據該項授權,本公司將獲准購回股份最多可達27,858,209股。

本公司董事認為購回建議乃符合本公司及其股東之利益。近年,聯交所之交投情況不時波動不定,股份曾有多次較其基本資產淨值出現重大折讓之買賣記錄。股份之購回可提升本公司每股股份之資產淨值及盈利。在此等情況下,本公司購回股份之能力乃有利於擬保留彼等於本公司投資之股東,因彼等於本公司資產中所佔權益之百份率隨著本公司購回股份之比例而增加。此外,本公司董事行使根據購回建議所獲賦予之權力時,亦會增加股份在聯交所之交投量。

本公司董事預期,即使全面行使上述授權,本公司之營運資金或借貸水平(較本公司截至二零零五年三月三十一日止年度經審核財務報告所披露之情況)將不會因根據購回建議進行購回而受到嚴重不利影響。然而,倘進行購回可能導致本公司之營運資金狀況或借貸水平(較本公司最近期公佈之經審核財務報告所披露之情況)受到嚴重不利影響時,除非本公司董事認為縱使出現該等嚴重不利影響,該等購回仍符合本公司之最佳利益,否則不會進行購回。

購回之資金

於購回股份時,本公司只可動用根據其組織章程大綱及細則及一九八一年百慕達公司法(已修訂)所批准可作該等用途之資金。根據此等文件之規定,股份可由本公司之溢利及/或就此發行新股份所得之款項及/或該等購回股份之繳足股本撥款購回。

權益披露

本公司董事已向聯交所承諾將根據上市規則及所有適用法例之規定,按提呈之第六項決議案行使本公司購回之權力。

本公司各董事(就彼等作出一切合理查詢後所知)及彼等之任何聯繫人士目前概無意待購回建議於二零零五年度股東週年大會上獲股東批准後,根據購回建議出售股份予本公司。

與此同時,本公司之任何關連人士概無知會本公司,表示目前有意待購回建議於二零零五年度股東週年大會上獲股東批准後,出售任何股份或彼等已承諾不會出售彼等持有之任何股份予本公司。

倘根據購回建議行使權力後,股東所佔本公司之投票權比例有所增加,則就香港公司收購及合併守則(「收購守則」)第32條而言,上述增加將視為一項收購。因此,一名股東或一群與其一致行動之股東(定義見收購守則)可能取得或鞏固本公司之控制權(視乎該等增加之數額),而須根據收購守則第26條提出強制全面收購建議。

本通函旨在向股東提供所有合理所需之資料，以便彼等就本通函所述之決議案投票贊成與否作出明智決定，而(其中包括)有關決議案將提呈於二零零五年九月九日(星期五)上午十時三十分假座香港九龍灣宏開道八號其士商業中心二十二樓舉行之本公司股東週年大會(「二零零五年度股東週年大會」)處理。

重選董事

按照公司細則95條規定，李國謙先生，於二零零四年九月三十日獲委任為獨立非執行董事，任期直至即將舉行之二零零五年度股東週年大會，惟有資格並願意在大會上膺選連任。因此，於二零零五年度股東週年大會上將提呈普通決議案以重選李先生為本公司之董事。按照公司細則第112條規定，黃宏發先生為自上次膺選後起計任職最長之董事，故將於二零零五年度股東週年大會上輪席告退，彼符合資格並願膺選連任。因此，於二零零五年度股東週年大會上將提呈普通決議案以重選黃先生為本公司之董事。根據香港聯合交易所有限公司(「聯交所」)之證券上市規則(「上市規則」)第13.74條，有關董事之詳情如下：

李國謙先生，現年五十歲，於二零零四年加入董事會。彼為於聯交所上市的中航興業有限公司及招商局國際有限公司(股份代號分別為1110及144)之獨立非執行董事，曾為執業會計師羅兵咸永道會計師事務所合夥人。彼畢業於倫敦大學帝國學院，持有理學學士學位，並為英格蘭及威爾斯特許會計師公會及香港會計師公會資深會員，彼亦獲取賓夕凡尼亞大學沃爾頓商學院工商管理碩士學位。李先生為基督教聯合醫務協會及基督教聯合醫院副主席，亦為香港中文大學崇基書院校董。除上文所披露者外及於二零零五年七月二十五日，即本通函付印前之最後實際可行日期(「最後實際可行日期」)，李先生於本集團任何成員公司並無擔任任何職務，與本公司其他董事、高級管理層、主要股東、控股股東或彼等各自之聯繫人亦概無任何關係，亦無持有須根據香港法例第571章證券及期貨條例(「證券及期貨條例」)第XV部作出披露之本公司股份任何其他權益。本公司與李先生並無任何服務合約，亦無訂立任何特定或建議之服務年期。李先生須根據本公司之細則輪值告退並膺選連任。李先生之董事酬金將由董事會釐定並經股東於股東週年大會上批准，亦參照本公司業績與盈利狀況、同業水平及市場環境而釐定。有關重選董事事宜並無任何其他重大事項須敦請股東留意。

黃宏發先生，現年六十一歲，於一九九九年加入董事會。黃先生於一九八五年至二零零四年為立法局／立法會之民選議員，於一九九五年至一九九七年為立法局主席。自一九七零年起任教於香港中文大學，現已榮休。彼亦為於聯交所上市的新洲印刷集團有限公司(股份代號為377)之獨立非執行董事及香港瓦通紙業廠商會名譽會長。黃先生持有香港大學榮譽文學士學位及美國Syracuse University公共行政學碩士學位。除上文所披露者外及於最後實際可行日期，黃先生於本集團任何成員公司並無擔任任何職務，與本公司其他董事、高級管理層、主要股東、控股股東或彼等各自之聯繫人亦概無任何關係，亦無持有須根據證券及期貨條例第XV部作出披露之本公司股份任何其他權益。本公司與黃先生並無任何服務合約，亦無訂立任何特定或建議之服務年期。黃先生須根據本公司之細則輪值告退並膺選連任。黃先生之董事酬金將由董事會釐定並經股東於股東週年大會上批准，亦參照本公司業績與盈利狀況、同業水平及市場環境而釐定。有關重選董事事宜並無任何其他重大事項須敦請股東留意。

發行股份授權

第五項決議案將提呈於二零零五年度股東週年大會(「第五項決議案」)有關授予一般性授權，以賦予本公司董事權力於期間至本公司下屆股東週年大會；或依照法例規定本公司須予舉行下屆股東週年大會之期限屆滿之日；或股東於股東大會上通過普通決議案以撤銷第五項決議案之日(以最早日期止之期間為準)發行新股份，惟不得超過本公司於通過此決議案當日之已發行股本面值總額百分之二十(包括訂立需要或可能需要發行、配發或出售股份之售股建議、協議及購股權)。

於最後實際可行日期，本公司已發行股份為278,582,090股。因此，在二零零五年度股東週年大會上提呈之第五項決議案獲通過之規限下，並假設無額外股份將予發行，以及於提呈決議案日前，本公司將不會購回任何股份，故根據該項授權，本公司將獲准發行股份最多可達55,716,418股。

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下其士國際集團有限公司股份全部**售出或轉讓**，應立即將本通函連同隨附之代表委任表格送交買主或受讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或受讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：025)

執行董事
周亦卿 *(主席兼董事總經理)*
郭海生 *(董事總經理)*
馮伯坤
譚國榮
簡嘉翰
周維正
何宗樑

獨立非執行董事
黃宏發 *O.B.E., J.P.*
周明權 *O.B.E., J.P.*
李國謙

註冊辦事處
Canon's Court,
22 Victoria Street,
Hamilton, HM 12,
Bermuda

主要營業地點
香港九龍灣
宏開道八號
其士商業中心二十二樓

敬啟者：

有關重選退任董事
一般性授權發行股份及購回本公司股份
及修訂公司細則之建議
股東週年大會通告

緒言

董事會欲尋求股東批准重選本公司退任董事，授予董事會一般授權發行及以行使本公司一般權力購回本公司股本中每股面值港幣1.25元之股份(「股份」)及修訂公司細則。

* *僅供識別*